September 18, 2007

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Attention Filer Support
Mail Stop 1-4

Ladies and Gentlemen:

SEC FILE NO. 82-3648

Re: Techtronic Industries Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Techtronic Industries Company Limited (the "Company"), S.E.C. File No. 82-3648, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's interim report 2007;

(2) The Company's announcement regarding the notification of interim results, dividend or distribution closure of books or change of book closure period, dated August 21, 2007, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on August 22, 2007;

(3) The Company's announcement regarding results for the six months period ended June 30, 2007, dated August 21, 2007, published (in English and Chinese language) on the HKEx's website, both on August 21; and

9/25

(4) The Company's announcement regarding notice of board meeting, dated August 9, 2007, published (in English and Chinese language) on the HKEx's website, both on August 9, 2007.

The part of the enclosed documents that is in Chinese substantially restates the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed and stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Techtronic Industries Company Limited

19056\0001\43sec.doc

TTI

Interim Report 2007

Powerful Brands
Innovative Products
Exceptional People



Techtronic Industries Co. Ltd. Stock Code: 669





Corporate Profile

Our vision is to be number one in the industries we serve. TTI is a world-leading producer of quality consumer and professional products marketed for the home improvement and construction industries. TTI produces a wide range of innovative products that include power tools and accessories, outdoor power equipment, floor care, and laser and electronic products.

Our products are distributed globally through home centers, major retailers, full-line tool distributors, and other channels under leading brands that include Milwaukee®, AEG®, Ryobi®, Stiletto®, Homelite®, Hoover®, Dirt Devil®, and Vax®. In addition, TTI has an important contract manufacturing business partnering with leading brand name companies and private label retail brands throughout the world.

Our success is driven by an unrelenting strategic focus on powerful brands, innovative products, exceptional people, and best cost resulting in turnover of HK$21.8 billion in 2006 and 12 consecutive years of profit growth.

Contents

Financial Highlights

For the six months period ended 30th June, 2007		2007 HK$ m		2006 HK$ m	2007 US$ m	2006 US$ m	Changes %
Results							
Turnover		**11,928.3**		10,737.0	**1,529.3**	1,376.5	+11.1
EBITDA		**1,092.6**		1,010.2	**140.1**	129.5	+8.2
Profit attributable to equity holders of the parent		**509.3**		503.6	**65.3**	64.6	+1.1
Basic earnings per share (HK / US cents)		**34.50**		34.40	**4.42**	4.41	+0.3
Interim dividend per share (HK / US cents)		**6.50**		6.50	**0.83**	0.83	-
Financial Position							
Equity attributable to equity holders of the parent		**7,496.5**		6,996.5*	**961.1**	897.0*	+4.4
Net book value per share (HK$ / US$)		**4.98**		4.78*	**0.65**	0.61*	+6.3
Turnover by Principal Activities							
Power Equipment	**8,249.0**	**69.2%**	8,756.5	81.6%	**1,057.6**	1,122.6	-5.8
Floor Care	**3,679.4**	**30.8%**	1,980.5	18.4%	**471.7**	253.9	+85.7
Turnover by Geographical Market Location							
North America	**8,742.5**	**73.3%**	7,855.8	73.2%	**1,120.8**	1,007.1	+11.3
Europe and other countries	**3,185.8**	**26.7%**	2,881.2	26.8%	**408.4**	369.4	+10.6

* *as at 31st December, 2006*

Turnover
HK$ million



2007
11,928
2006
10,737
2005
10,217
2004
6,724
2003
4,815

Gross Profit Margins
%



2007
31.8
2006
31.3
2005
31.0
2004
29.8
2003
26.9

Earnings per Share
HK cents



2007
34.5
2006
34.4
2005
33.6
2004
22.4
2003
16.2

Net Book Value per Share
HK$



2007
4.98
2006
4.44
2005
2.77
2004
2.06
2003
1.56#

Amount has been recalculated to conform with the subdivision of shares on 31st May, 2004

Management's Discussion and Analysis

Highlights

- **Record turnover and profit for the first half**
- **Acquisition of Hoover completed and integration on target**
- **Power Tool and Floor Care brands delivered growth**
- **Expansion in Europe**
- **Announcement of Strategic Repositioning Plan**

At TTI, we have the vision to be number one in the industries we serve. Our performance in the first half of 2007 reflects the depth and dedication of our employees throughout the world who take pride in the brands, products, and services they deliver to end users. They were the driving force behind the record turnover and profit results of TTI in the first half of 2007 when compared with the same period last year. Our Power Tool and Floor Care brands, expansion in Europe, and the acquisition of Hoover fueled the turnover growth. The Group increased gross profit margins to 31.8% from 31.3% in the prior year, primarily because of favorable currency gains and cost containment programs. Profit attributable to equity holders of the parent for the period was HK$509 million representing a year-on-year growth of 1.1%. Basic earnings per share improved to HK34.50 cents.

Total Group turnover was HK$11,928 million, an increase of 11.1% over the same period of 2006. Excluding contributions from the Hoover acquisition, the Floor Care business continued its turnaround with double-digit growth. The Power Equipment business declined primarily due to Outdoor Products. This decline was partially offset by the growth generated from our Power Tool brands. The Group's commitment to new products and our brands can be seen in the increased R&D and marketing spending during the period that will deliver benefits to our business going forward.

Strategic Repositioning Plan

Over the past five years, the Group has grown substantially and aggressively, both organically and through acquisitions. In order to fully exploit the synergies and growth opportunities offered by our acquisitions and business scale, the Board of Directors has approved a series of strategic repositioning initiatives designed to significantly boost our future performance. These will include: a re-deployment of our global manufacturing and product development capabilities; expanding our highly recognized brands and our product categories in markets where they are under-represented; and a reorganization of our structures and resources around newly created business units for an even more efficient management of brands, products, and investments.

Business Review

Power Equipment

The Power Equipment business, comprised of our leading brands Milwaukee®, AEG®, Ryobi® and Homelite®, favorably reported improved EBIT margins to 8.3% in the first half compared to 7.7% in the prior year period despite an environment of increasing commodity costs. The combined turnover in our core power tool markets of North America and Europe was up over last year, with both Consumer and Professional Power Tools delivering growth. Profit margins improved with business mix, productivity, and foreign currency gains. The rising material costs and other input costs were partially offset by new products, cost containment from our Continuous Improvement Programs (CIP), and the transfer program of Milwaukee. Outdoor Products enhanced profitability through manufacturing efficiencies and exiting lower margin products, paving the way for a new generation of products to roll out in 2008, but the product range adjustment and weather related slowdowns in parts of Europe and North America resulted in a turnover contraction compared to prior year. The overall Power Equipment business declined 5.8% over the same period in 2006 to HK$8,249 million accounting for 69.2% of TTI turnover.

In North America Power Tools, the Ryobi® brand continued to excite consumers and value conscious professionals with the unique One+™ System. The successful One+™ cordless program is built around a single battery platform that can be used in one of the widest and most diverse affordable power tool product lines encouraging brand loyalty, thus leading to long term, end user dedication to the program. New product innovations and category expansions are regularly added to the system. The product range breadth and end user reach across consumers and professionals of the Ryobi® brand creates opportunities for growth and profitability in all market conditions.

Milwaukee has built a powerful leadership team that is driving forward the initiatives for proactively servicing the professional power tool distribution channels, strengthening the product portfolio to focus on core customer groups and product categories, reducing costs, and directing the savings into innovation and increased marketing. Commitment to the lithium ion battery power tools, exceptionally heavy duty V28™ and V18™ tools, has generated growth in the first half and new product introductions are slated for the second half and beyond. The implementation of Jobsite Solutions, the conversion program for creating Milwaukee® product and brand loyalties, was fully underway in the first half and winning favorable results.

In Europe, the Power Equipment business continued to build momentum, gaining traction in all the brands. The One+™ System and other product lines branded under Ryobi® produced significant growth in important regions. The professional tool brands of Milwaukee® and AEG® expanded in most markets across Europe. The Homelite® Outdoor Products business introduced the new MightyLite™ portable petrol trimmers, edgers, and blowers as an element of the global launch of this innovative product range. The Power Tool Accessory business continued its expansion during the first half. In all, over 40 new products were introduced to the European market, which helped capture new business and strengthen our position with our customer base. Geographic, brand, and product opportunities exist for the Group, so a plan to centralize leadership into a European headquarters that will drive our strategy and engage more deeply with our customers is being implemented.

Management's Discussion and Analysis

The Power Equipment business continued the operational improvement momentum from the second half of 2006, with progress on the transfer program of Milwaukee and implementation of global sourcing and CIP initiatives, but faced ongoing pressure from materials. The Strategic Repositioning Plan will further drive these initiatives to encompass the business on a global level. We are moving to global product planning and product development. Concept development centers are being linked and focused by end user and product category segments. Operational centralization and financial measurements are being aligned across the Group, as are global purchasing initiatives that leverage the Company's scale and reach. These key drivers will bring new levels of best costs and service to our customer base.

Floor Care

The Floor Care business, including the Hoover contribution, reported an 85.7% increase in turnover to HK$3,679 million, accounting for 30.8% of total TTI turnover. Building on the sales turnaround reported in the second half of 2006, the core business turned in double-digit growth even excluding contributions from the Hoover acquisition. Profit rose by 36.3% reflecting the impact of the robust turnover growth from our core Floor Care business.

The integration of Hoover was the primary focus in the first half of 2007. We are pleased to report that the Hoover integration is on track from both a timing and savings perspective. Adding the Hoover® brand to our already strong portfolio provides a name with iconic recognition that commands a premium positioning in the marketplace. This positioning is central to our product development strategy of delivering best in class performance with consumer driven innovation. In addition to the integration and in alignment with the strategic repositioning of the Company, the Floor Care business is moving to a global business unit structure to better focus and leverage product development, supply-chain, and manufacturing. A global R&D center was established in North America to focus and drive innovation across all the brands and product development globally.

In North America the core business grew during the first half as Dirt Devil® hand held KONE™ and upright Reaction™ vacuums continued to perform well at major retailers. The consumer demand for these innovative products was boosted through advertising support during the period. New products, the designer series KRUZ™ and KURV™ stick and hand held vacuums, will be launched in the third quarter further strengthening the Dirt Devil® positioning in these categories. Hoover will launch a new WindTunnel® upright vacuum which adds cyclonic dirt separation to its line up. Hoover plans to benefit from extensive TV advertising in the back half where we are marketing the WindTunnel® Cyclonic, FloorMate®, and SteamVac® cleaners, a powerful combination of cleaners which allow the consumer to clean nearly every surface in their home. Additionally, the first of a series of Sears® Kenmore® upright vacuums were introduced, a private label program that was awarded to us in 2006. The newly formed TTI Floor Care North America team is already benefiting from the scale created by the combination and rationalization of the Hoover® and Dirt Devil® sales and account teams, customer service, and service centers.

In Europe, the Vax® and Dirt Devil® businesses delivered strong double-digit growth. Vax®, a leader in the UK, its largest geographic market, expanded in a competitive economic environment, driven by an increase in the turnover of cylinder vacuums, the introduction of several new upright vacuums, ongoing marketing support of the new products, and the expansion into new retail channels. During the period, Vax® moved into the commercial segment with the introduction of a new commercial line of heavy duty vacuums. Dirt Devil®, a leading brand in Germany, its largest geographic market, grew through the launch and end user marketing support of several new, innovative canisters. In alignment with the strategic repositioning, business development programs and new sales offices have been initiated during the first half to expand the brands into new geographic markets across greater Europe.

Outlook

Our vision of powerful brands, innovative products, exceptional people and best cost continues to be our compass for success going forward. We believe in the power of the brands in our portfolio. Each has a strong heritage of delivering innovative, quality products to the market over a sustained period of time. Our goal is to add to this heritage by maximizing the talent within those organizations and building on the foundations that made them so successful in the first place. Our strategies and Group synergies will create a winning combination to compete effectively with expanded product lines in multiple markets on a global basis. We are excited about the future of this Company because we are building and investing in the programs that will take us to the next level of performance.

Our Power Equipment business has exhibited strength during a challenging North American economic climate. The second half will benefit from the robust European businesses, strength in consumer tools, new product introductions, and improved marketing initiatives to introduce customers to our brands and new products. Major new product launches in lithium ion cordless technology are planned for the second half. Geographic expansion programs, such as the new Middle East office and the Ryobi® brand launch into Mexico, will bring benefits in the second half. Outdoor Products should rebound late in the year when the major new product development programs of Homelite® electric trimmers and blowers, Homelite® petrol chainsaws, Ryobi® petrol trimmers, and petrol pressure washers are launched in North America and globally later in 2008. In addition, most of the advertising and marketing supports are scheduled for the second half of the year. We expect a robust response to this focused marketing push.

The efforts underway on the integration project of Hoover remained on track during the first half, creating the expected synergies with our existing Floor Care business. Operationally, this is beginning to bring benefits to the Hoover® business by leveraging the TTI manufacturing and supply chain. Creation of the global management team and R&D center, coupled with the integration of product development, sales management, marketing, and back office functions with the existing Dirt Devil® business will bring second half benefits. Both Hoover® and Dirt Devil® will have several high potential new product launches during the second half, which are the initial steps of the global new product programs being undertaken to drive the business growth to new levels. We expect Europe will bring positive gains as expansion into new markets begins to roll out. Additionally, the private label Sears® Kenmore® line of vacuums will contribute to the growth of our Floor Care business.

The management of the Group is committed to executing the Strategic Repositioning Plan over the next three years in alignment with our strategies and goals. The changing global landscape for low cost manufacturing, material and logistic costs, and tax management requires a reassessment of our global manufacturing plans, making this initiative an important aspect to our future profitability. This wide-ranging program when executed will offer a renewed business platform for our powerful brands, making sure we capitalize on their history of success with expanded product categories and entrance into new geographic markets. This program also focuses intently on the broad management strength throughout our organization as our internal leadership development programs and acquisitions have built a diverse and highly experienced management team that penetrates every division. The results should improve the best cost position of our products and services, bring best-in-class practices across our global operations and supply chain, maximize the R&D resources for product development, and expand our on-the-ground sales and marketing reach and expertise.

Financial Review

Financial Results

Result Analysis

Turnover for the period under review amounted to HK$11.9 billion, an increase of 11.1% as compared to the same period last year. Profit attributable to equity holders of the parent amounted to HK$509.3 million, an increase of 1.1% over the HK$503.6 million reported last year. Basic earnings per share was at HK34.50 cents, a slight improvement over HK34.40 cents last year.

The Group's results included the 5 months results of the Hoover operation. Excluding the Hoover contribution, turnover of the current business remained comparable to that of last year. EBITDA and EBIT however, increased by 3.8% and 4.7% respectively. Margins also improved at all levels. EBITDA margin at 9.8% (2006: 9.4%), EBIT margin at 7.1% (2006: 6.7%) and net profit margin at 4.8% (2006: 4.7%).

Gross Margin

Gross margin improved from 31.3% to 31.8%. The improvement was the result of favorable currency gains in the Euro zone. Raw material costs increases and RMB appreciation were partially offset by new products, cost containment programs and Group synergies.

Operating Expenses

Total operating expenses increased by 26.6% to HK$3.4 billion, representing 28.2% (2006: 24.7%) of turnover. The increase was mainly due to the consolidation of Hoover's less efficient operation. Excluding Hoover, total expenses increased by 4.5%, representing 26.0% (2006: 24.7%) of revenue. The increase was mainly because of the 20.1% increase in R&D spending during the period. R&D expenses account for 2.5% of total revenue (2006: 2.1%).

Included in other income are settlement for disputed legal matters. The settlement agreement contains non-disclosure terms concerning the nature of the dispute, the parties to the dispute and other terms of the agreement.

Net interest expenses for the year amounted to HK$167.6 million as compared to HK$140.2 million last year. The increase was due to higher cost of funds during the year and the additional working capital required for the Hoover operation and factory expansion. Interest coverage, expressed as a multiple of earnings before interest and tax to total net interest was at 4.5 times (2006: 5.1 times).

The effective tax rate for the period was at 13.3% (2006: 13.1%). The consolidation of Hoover's operation will offer the Group additional opportunities for more efficient and effective tax planning.

Liquidity and Financial Resources

Shareholders' Funds

Total shareholders' funds amounted to HK$7.5 billion, as compared to HK$7.0 billion at 31st December, 2006, an increase of 7.1%.

Financial Position

The Group's net gearing, expressed as a percentage of total net borrowing to equity attributable to equity holders, was at 79.3%, compared to 74.1% at the end 2006 or 76.2% at the same period last year. The Group's gearing was up as a result of the Hoover acquisition, with part of the proceeds being funded from internal resources and additional working capital required. The Group is confident the gearing will improve following the successful integration of various operations together with stringent working capital management.

Bank Borrowings

Bank borrowings remained structured and balanced. The lower rates of our fixed interest notes arranged in 2003 and 2005 continued to contribute savings to our cost of borrowings in a rising interest rate environment.

On 12th June, 2007, the Group received notice that of the US$140 million Zero Coupon Convertible Bonds in issue, US$127.9 million, representing approximately 91.4% of the total bond outstanding, exercised their Put Option that the bonds be redeemed on 8th July, 2007. The Put amount had been fully settled on the due date.

The Group's major borrowings continued to be in US Dollars and HK Dollars. Other than the fixed rate notes and the unredeemed portion of the Zero Coupon Convertible Bonds, all borrowings are either LIBOR or Hong Kong best lending rates based. There is a natural hedge mechanism in place as the Group's major revenues are in US Dollars and currency exposure therefore is low. Currency, interest rate exposures together with cash management functions are all being closely monitored and managed by the Group's treasury team.

Working Capital

Total inventory increased from HK$4.0 billion to HK$5.2 billion with the consolidation of Hoover's operation as compared to 31st December, 2006. The number of days inventory increased by 4 days from 67 days to 71 days. The increase was mainly due to the finished goods shipment arrangements at the period end and inventory level are normally higher during first half of the year.

Trade receivable turnover days were at 60 days as compared to 54 days at the end of 2006, mainly due to a difference in credit terms by Hoover. The Group exercised due care in managing credit exposures and is comfortable with the quality of our customers' portfolio and the trade receivables carried.

Average trade payable days remained comparable to that of last year at 57 days (2006: 56 days).

Capital Expenditure

Total capital expenditure for the period amounted to HK$309.3 million, including the factory expansion. This spending was in line with the Group's capital appropriation guideline.

Capital Commitment and Contingent Liability

As at 30th June, 2007, total capital commitments amount to HK$629.8 million, as compared to HK$620.1 million at 31st December, 2006.

There were no material contingent liabilities or off balance sheet obligations.

Charges

None of the Group's assets are charged or subject to encumbrance.

Acquisition

On 7th December, 2006, the Directors announced that the Company on, 6th December, 2006, (US Eastern Standard Time) entered into the conditional Purchase and Sale Agreement ("PSA") to purchase the Hoover Floor Care business from certain subsidiaries of Whirlpool Corporation. The total consideration for the purchase of the Hoover assets and two operating subsidiaries consists of the payment of US$107 million (approximately HK$831 million) in cash to Maytag Corporation (on behalf of itself and the other sellers).

All of the conditions set out in the PSA have been fulfilled as per our announcement dated 30th January, 2007 and the transaction was completed on 31st January, 2007, and was fully settled at the closing of the transaction by internal resources.

We are in the process of finalizing the evaluation of the acquired assets and liabilities accordingly to HKFRS 3, Accounting for Business Combinations. For that purpose, we have retained appraisers and actuaries who have been working on the valuation of the acquired property, plant and equipment, intangibles, and long-term post retirement benefits. We expect this valuation to be completed and audited by the 4th quarter of this year.

Strategic Repositioning Plan

Over the past five years, the Group has grown substantially and aggressively, both organically and through acquisitions. In order to fully exploit the synergies and growth opportunities offered by our acquisitions and business scale, the Board of Directors has approved a series of strategic repositioning initiatives designed to significantly boost our future performance. These will include: a re-deployment of our global manufacturing and product development capabilities; expanding our highly recognized brands and our product categories in markets where they are under-represented; and a reorganization of our structures and resources around newly created business units for even more efficient management of brands, products, and investments.

We started to implement this plan during the 1st half of the year which generated a pre-tax restructuring charge of HK$64.7 million (US$8.3 million). In addition to the restructuring charge, we incurred related pre-tax expenses of HK$23 million (US$3 million) that do not qualify as exit costs under HKFRS and that were charged to our operation costs during the first half. As the plan continues to develop, we estimate the future pre-tax cost of the program to be approximately HK$1,105 million (US$142 million), HK$795 million (US$102 million) to be recognized in the second half of 2007 and the balance to be recognized in 2008. We estimate that the non-cash portion of this charge is approximately HK$429 million (US$55 million). We estimate that 35% of the cash portion, approximately HK$238 million (US$31 million), will be paid out in 2007, that 54%, approximately HK$367 million (US$47 million) will be paid out in 2008, and the balance to be paid in 2009. In addition to these restructuring charges, we expect to incur related pre-tax expenses of HK$172 million (US$22 million) that do not qualify as exit costs under HKFRS and that will be charged to our operation costs over the next three years.

Upon completion of the Strategic Repositioning Plan, the anticipated annualized pre-tax savings should be over HK$550 million (US$70 million).

Human Resources

The Group employed a total of 23,674 employees (2006: 23,468 employees) in Hong Kong and overseas. Total staff cost for the period under review including Hoover amounted to HK$1,532.0 million as compared to HK$1,271.1 million in the same period last year without Hoover.

The Group regards human capital as vital for the Group's continuous growth and profitability and remains committed to improve the quality, competence, and skills of all employees. It provides job related training and leadership development programs throughout the organization. The Group continues to offer competitive remuneration packages, discretionary share options and bonuses to eligible staff, based on the performance of the Group and the individual employee.

Interim Dividend

The Directors have resolved to declare an interim dividend of HK6.50 cents per share (2006 interim dividend: HK6.50 cents) for the six months period ended 30th June, 2007. The interim dividend will be paid to shareholders listed on the register of members of the Company on 19th September, 2007. It is expected that the interim dividend will be paid on or about 28th September, 2007.

Closure of Register of Members

The register of members of the Company will be closed from Monday, 17th September, 2007 to Wednesday, 19th September, 2007, both days inclusive. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Tricor Secretaries Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 14th September, 2007.

Report on Review of Interim Financial Information

Deloitte.
德勤

To the Board of Directors of
Techtronic Industries Company Limited

Introduction

We have reviewed the interim financial information set out on pages 12 to 22 which comprises the condensed consolidated balance sheet of Techtronic Industries Company Limited as of 30th June, 2007 and the related condensed consolidated income statement, statement of changes in equity and cash flow statement for the six-month period then ended and certain explanatory notes. The Main Board Listing Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors are responsible for the preparation and presentation of this interim financial information in accordance with HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with HKAS 34.

Without qualifying our review conclusion, we draw to your attention that the comparative condensed consolidated income statement, condensed consolidation statement of changes in equity and condensed consolidated cash flow statement for the six-month period ended 30th June, 2006 disclosed in the interim financial information have not been reviewed in accordance with standards applicable to review engagements issued by the Hong Kong Institute of Certified Public Accountants.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

21st August, 2007

Financial Statements

Condensed Consolidated Income Statement (Unaudited)

For the six months period ended 30th June, 2007

	Notes	2007 HK$'000	2006 HK$'000	2007 US$'000 (Note 12)	2006 US$'000 (Note 12)
Turnover	2	**11,928,328**	10,736,950	**1,529,273**	1,376,532
Cost of sales		**(8,138,094)**	(7,376,562)	**(1,043,345)**	(945,713)
Gross profit		**3,790,234**	3,360,388	**485,928**	430,819
Other income		**327,133**	17,253	**41,940**	2,212
Interest income		**47,914**	42,310	**6,143**	5,424
Selling, distribution, advertising and warranty expenses		**(1,503,172)**	(1,195,151)	**(192,714)**	(153,224)
Administrative expenses		**(1,581,014)**	(1,234,575)	**(202,694)**	(158,279)
Research and development costs		**(273,253)**	(223,086)	**(35,032)**	(28,601)
Finance costs		**(215,519)**	(182,491)	**(27,631)**	(23,396)
Profit before share of results of associates and taxation		**592,323**	584,648	**75,940**	74,955
Share of results of associates		**(1,097)**	(1,149)	**(141)**	(147)
Profit before taxation		**591,226**	583,499	**75,799**	74,808
Taxation	3	**(78,402)**	(76,591)	**(10,052)**	(9,819)
Profit for the period	4	**512,824**	506,908	**65,747**	64,989
Attributable to:					
Equity holders of the parent		**509,270**	503,630	**65,291**	64,569
Minority interests		**3,554**	3,278	**456**	420
		512,824	506,908	**65,747**	64,989
Dividends		**(189,636)**	(184,609)	**(24,312)**	(23,668)
Earnings per share (HK/US cents)	5				
Basic		**34.50**	34.40	**4.42**	4.41
Diluted		**33.17**	32.94	**4.25**	4.22

Condensed Consolidated Balance Sheet

As at 30th June, 2007

	Notes	30th June, 2007 HK$'000 (Unaudited)	31st December, 2006 HK$'000 (Audited)	30th June, 2007 US$'000 (Note 12)	31st December, 2006 US$'000 (Note 12)
ASSETS					
Non-current assets					
Property, plant and equipment	6 &10	**2,381,758**	1,791,746	**305,354**	229,711
Lease prepayments		**67,793**	66,659	**8,691**	8,546
Goodwill		**4,062,218**	4,042,996	**520,797**	518,333
Intangible assets		**1,686,551**	1,620,181	**216,224**	207,716
Interests in associates		**193,308**	192,989	**24,783**	24,742
Available-for-sale investments		**43,449**	43,315	**5,570**	5,553
Deferred tax assets		**759,840**	706,493	**97,415**	90,576
		9,194,917	8,464,379	**1,178,834**	1,085,177
Current assets					
Inventories		**5,207,677**	4,019,883	**667,651**	515,370
Trade and other receivables	7	**4,865,455**	3,827,038	**623,776**	490,646
Deposits and prepayments		**773,237**	544,977	**99,133**	69,869
Bills receivables	7	**320,678**	578,560	**41,113**	74,174
Tax recoverable		**245,978**	150,312	**31,536**	19,271
Trade receivables from associates		**8,556**	8,554	**1,097**	1,097
Held-for-trading investments in Hong Kong		**7,800**	7,800	**1,000**	1,000
Bank balances, deposits and cash		**3,677,219**	3,718,798	**471,438**	476,769
		15,106,600	12,855,922	**1,936,744**	1,648,196
Current liabilities					
Trade and other payables	8	**4,341,451**	3,118,120	**556,597**	399,759
Bills payables	8	**348,948**	335,455	**44,737**	43,007
Warranty provision		**395,609**	369,638	**50,719**	47,389
Trade payable to an associate		**1,293**	11,811	**166**	1,514
Dividend payable		**189,636**	–	**24,312**	–
Tax payable		**307,910**	168,769	**39,476**	21,637
Obligations under finance leases					
– due within one year		**15,947**	18,535	**2,044**	2,376
Discounted bills with recourse		**2,278,262**	2,501,155	**292,085**	320,661
Unsecured borrowings					
– due within one year	14	**1,428,865**	421,849	**183,187**	54,083
Bank overdrafts		**419,994**	268,725	**53,845**	34,452
		9,727,915	7,214,057	**1,247,168**	924,878
Net current assets		**5,378,685**	5,641,865	**689,576**	723,318
Total assets less current liabilities		**14,573,602**	14,106,244	**1,868,410**	1,808,495

Condensed Consolidated Balance Sheet

As at 30th June, 2007

	Notes	30th June, 2007 HK$'000 (Unaudited)	31st December, 2006 HK$'000 (Audited)	30th June, 2007 US$'000 (Note 12)	31st December, 2006 US$'000 (Note 12)
CAPITAL AND RESERVES					
Share capital	9	**150,505**	146,522	**19,296**	18,785
Reserves		**7,346,029**	6,850,008	**941,798**	878,208
Equity attributable to equity holders of the parent		**7,496,534**	6,996,530	**961,094**	896,993
Minority interests		**85,000**	81,445	**10,897**	10,442
Total equity		**7,581,534**	7,077,975	**971,991**	907,435
NON-CURRENT LIABILITIES					
Obligations under finance leases					
– due after one year		**124,272**	125,529	**15,932**	16,093
Convertible bonds		**1,119,718**	1,105,834	**143,554**	141,774
Unsecured borrowings					
– due after one year	14	**4,235,176**	4,464,353	**542,971**	572,353
Retirement benefit obligations		**980,956**	834,087	**125,764**	106,934
Deferred tax liabilities		**531,946**	498,466	**68,198**	63,906
		6,992,068	7,028,269	**896,419**	901,060
Total equity and non-current liabilities		**14,573,602**	14,106,244	**1,868,410**	1,808,495

Condensed Consolidated Cash Flow Statement (Unaudited)

For the six months period ended 30th June, 2007

	30th June, 2007 HK$'000	30th June, 2006 HK$'000	30th June, 2007 US$'000 (Note 12)	30th June, 2006 US$'000 (Note 12)
Net cash from (used in) operating activities	**460,213**	(319,827)	**59,004**	(41,003)
Investing activities				
Acquisition of subsidiaries	**(893,194)**	-	**(114,512)**	-
Other investing cash flows	**(373,891)**	(405,571)	**(47,935)**	(51,996)
Net cash used in investing activities	**(1,267,085)**	(405,571)	**(162,447)**	(51,996)
Financing activities				
New bank loans obtained	**1,077,970**	226,417	**138,073**	29,028
Repayment of bank loans	**(253,216)**	(81,636)	**(32,464)**	(10,466)
Other financing cash flows	**(158,466)**	(236,291)	**(20,188)**	(30,294)
Net cash from (used in) financing activities	**666,288**	(91,510)	**85,421**	(11,732)
Net decrease in cash and cash equivalents	**(140,584)**	(816,908)	**(18,022)**	(104,731)
Cash and cash equivalents at 1st January	**3,450,073**	3,807,194	**442,317**	488,102
Effect of foreign exchange rate changes	**(52,264)**	(16,928)	**(6,702)**	(2,171)
Cash and cash equivalents at 30th June	**3,257,225**	2,973,358	**417,593**	381,200
Analysis of the balances of cash and cash equivalents				
Represented by:				
Bank balances, deposits and cash	**3,677,219**	3,268,036	**471,438**	418,979
Bank overdrafts	**(419,994)**	(294,678)	**(53,845)**	(37,779)
	3,257,225	2,973,358	**417,593**	381,200

Condensed Statement of Changes in Equity (Unaudited)

For the six months period ended 30th June, 2007

	Equity attributable to equity holders of the parent								
	Share capital HK$'000	Share premium HK$'000	Convertible bonds equity reserve HK$'000	Translation reserve HK$'000	Employee share-based compensation reserve HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1st January, 2006	146,172	2,732,809	26,334	(6,205)	6,703	3,206,526	6,112,339	120,670	6,233,009
Exchange differences on translation of foreign operations	-	-	-	42,005	-	-	42,005	147	42,152
Net income recognised directly in equity	-	-	-	42,005	-	-	42,005	147	42,152
Profit for the period	-	-	-	-	-	503,630	503,630	3,278	506,908
Total recognised income and expense for the period	-	-	-	42,005	-	503,630	545,635	3,425	549,060
Dividends paid to minority equity holders	-	-	-	-	-	-	-	(39,005)	(39,005)
Purchase of additional interests in a subsidiary	-	-	-	-	-	-	-	(7,644)	(7,644)
Shares issued at a premium	343	21,499	-	-	-	-	21,842	-	21,842
Recognition of equity - settled share based payments	-	-	-	-	7,928	-	7,928	-	7,928
Final dividend - 2005	-	-	-	-	-	(184,609)	(184,609)	-	(184,609)
At 30th June, 2006	146,515	2,754,308	26,334	35,800	14,631	3,525,547	6,503,135	77,446	6,580,581
Exchange differences on translation of foreign operations	-	-	-	20,686	-	-	20,686	72	20,758
Net income recognised directly in equity	-	-	-	20,686	-	-	20,686	72	20,758
Profit for the period	-	-	-	-	-	568,234	568,234	3,927	572,161
Total recognised income and expense for the period	-	-	-	20,686	-	568,234	588,920	3,999	592,919
Shares issued at a premium	7	541	-	-	-	-	548	-	548
Recognition of equity - settled share based payments	-	-	-	-	(837)	-	(837)	-	(837)
Interim dividend - 2006	-	-	-	-	-	(95,236)	(95,236)	-	(95,236)
At 31st December, 2006 and at 1st January, 2007	146,522	2,754,849	26,334	56,486	13,794	3,998,545	6,996,530	81,445	7,077,975
Exchange differences on translation of foreign operations	-	-	-	32,401	-	-	32,401	1	32,402
Net income recognised directly in equity	-	-	-	32,401	-	-	32,401	1	32,402
Profit for the period	-	-	-	-	-	509,270	509,270	3,554	512,824
Total recognised income and expense for the period	-	-	-	32,401	-	509,270	541,671	3,555	545,226
Shares issued at a premium	3,983	138,989	-	-	-	-	142,972	-	142,972
Recognition of equity - settled share based payments	-	-	-	-	4,997	-	4,997	-	4,997
Final dividend - 2006	-	-	-	-	-	(189,636)	(189,636)	-	(189,636)
At 30th June, 2007	**150,505**	**2,893,838**	**26,334**	**88,887**	**18,791**	**4,318,179**	**7,496,534**	**85,000**	**7,581,534**

Notes to the Condensed Consolidated Financial Statement (Unaudited)

1. Basis of preparation and accounting policies

The condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and the applicable disclosure requirements of Appendix 16 to the Rules Governing the listing of securities on the Stock Exchange of Hong Kong Limited.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st December, 2006.

In the current interim period, the Group has applied, for the first time, the following new standard, amendment and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning 1st January, 2007.

HKAS 1 (Amendment)	Capital Disclosures[1]
HKFRS 7	Financial Instruments: Disclosures[1]
HK(IFRIC) - Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[2]
HK(IFRIC) - Int 8	Scope of HKFRS 2[3]
HK(IFRIC) - Int 9	Reassessment of Embedded Derivatives[4]
HK(IFRIC) - Int 10	Interim Financial Reporting and Impairment[5]

[1] Effective for annual periods beginning on or after 1st January, 2007
[2] Effective for annual periods beginning on or after 1st March, 2006
[3] Effective for annual periods beginning on or after 1st May, 2006
[4] Effective for annual periods beginning on or after 1st June, 2006
[5] Effective for annual periods beginning on or after 1st November, 2006

The adoption of these new HKFRSs had no material effect on the results of financial position of the Group for the current or prior accounting period. Accordingly, no prior period adjustment has been recognized.

The Group has not early applied the following new standards or interpretations that have been issued but are not yet effective.

HKAS 23 (Revised)	Borrowing Costs[1]
HKFRS 8	Operating Segments[1]
HK(IFRIC) - Int 11	HKFRS 2: Group and Treasury Share Transactions[2]
HK(IFRIC) - Int 12	Service Concession Arrangements[3]

[1] Effective for annual periods beginning on or after 1st January, 2009
[2] Effective for annual periods beginning on or after 1st March, 2007
[3] Effective for annual periods beginning on or after 1st January, 2008

The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

Notes to the Condensed Consolidated Financial Statement (Unaudited)

2. Segment information

	Six months period ended 30th June,			
	Turnover		Segment results	
	2007	2006	2007	2006
	HK$'000	HK$'000	HK$'000	HK$'000
By principal activity:				
Manufacturing and trading of:				
Power Equipment	**8,248,963**	8,756,458	**685,964**	677,714
Floor Care	**3,679,365**	1,980,492	**121,878**	89,425
	11,928,328	10,736,950	**807,842**	767,139
By geographical market location:				
North America	**8,742,494**	7,855,786	**616,600**	588,058
Europe and other countries	**3,185,834**	2,881,164	**191,242**	179,081
	11,928,328	10,736,950	**807,842**	767,139

3. Taxation

	Six months period ended 30th June,	
	2007	2006
	HK$'000	HK$'000
The total tax charge (credit) comprises:		
Hong Kong Profits Tax calculated at 17.5% of the estimated assessable profit for the period	**23,536**	21,624
Overseas Tax	**66,059**	102,585
Deferred Tax	**(11,193)**	(47,618)
	78,402	76,591

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

4. Profit for the period

	Six months period ended 30th June, 2007 HK$'000	2006 HK$'000
Profit for the period has been arrived at after charging:		
Depreciation and amortization of property, plant and equipment	**275,633**	251,880
Amortization of lease prepayment	**722**	691
Amortization of intangible assets	**60,992**	37,252
Staff costs	**1,531,983**	1,271,128

Included in other income are settlement for disputed legal matters. The settlement agreement contains non-disclosure terms concerning the nature of the dispute, the parties to the dispute and other terms of the agreement.

5. Earnings per share

The calculation of the basic and diluted earnings per share attributable to the ordinary shareholders of the Company is based on the following data:

	Six months period ended 30th June, 2007 HK$'000	2006 HK$'000
Earnings for the purpose of basic earnings per share:		
Profit for the period attributable to equity holders of the parent	**509,270**	503,630
Effect of dilutive potential ordinary shares:		
Effective interest on convertible bonds	**11,454**	11,255
Earnings for the purpose of diluted earnings per share	**520,724**	514,885
Weighted average number of ordinary shares for the purpose of basic earnings per share:	**1,476,088,480**	1,463,993,084
Effect of dilutive potential ordinary shares:		
Share options	**27,805,574**	33,052,278
Convertible bonds	**65,922,585**	65,922,585
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**1,569,816,639**	1,562,967,947

6. Additions of property, plant and equipment

During the period, the Group spent approximately HK$309 million (for the six months ended 30th June, 2006: HK$240 million) on the acquisition of property, plant and equipment, and approximately HK$441 million (nil for the six months ended 30th June, 2006) on the acquisition of property, plant and equipment through acquisition of subsidiaries.

7. Trade and other receivables

The Group has a policy of allowing credit periods ranging from 60 days to 120 days. The aging analysis of trade receivables is as follows:

	30th June, 2007 HK$'000	31st December, 2006 HK$'000
0 to 60 days	**3,849,172**	3,143,989
61 to 120 days	**336,300**	230,131
121 days or above	**129,499**	103,977
Total trade receivables	**4,314,971**	3,478,097
Other receivables	**550,484**	348,941
	4,865,455	3,827,038

All the Group's bills receivables at 30th June, 2007 is due within 120 days.

8. Trade and other payables

The aging analysis of trade payables is as follows:

	30th June, 2007 HK$'000	31st December, 2006 HK$'000
0 to 60 days	**1,941,444**	1,345,473
61 to 120 days	**53,939**	91,696
121 days or above	**16,702**	30,547
Total trade payables	**2,012,085**	1,467,716
Other payables	**2,329,366**	1,650,404
	4,341,451	3,118,120

All the Group's bills payables at 30th June, 2007 is due within 120 days.

9. Share capital

	Number of shares 30th June, 2007 HK$'000	Number of shares 31st December, 2006 HK$'000	Share capital 30th June, 2007 HK$'000	Share capital 31st December, 2006 HK$'000
Ordinary shares of HK$0.1 each				
Authorized	**2,400,000,000**	2,400,000,000	**240,000**	240,000
Issued and fully paid:				
Shares of HK$0.10 each at 1st January	**1,465,223,652**	1,461,720,652	**146,522**	146,172
Issued on exercise of share options	**39,827,000**	3,503,000	**3,983**	350
Shares of HK$0.10 each at 31st December	**1,505,050,652**	1,465,223,652	**150,505**	146,522

The shares issued during the period rank pari passu in all respects with the existing shares.

10. Capital commitments

	30th June, 2007 HK$'000	31st December, 2006 HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of the purchase of property, plant and equipment and licence	**468,180**	516,648
Capital expenditure authorized but not contracted for in the financial statements in respect of the purchase of property, plant and equipment	**161,652**	103,443

11. Contingent liabilities

	30th June, 2007 HK$'000	31st December, 2006 HK$'000
Guarantees given to banks in respect of credit facilities utilized by associates	**33,352**	36,026

12. Presentation and functional currencies

The functional currency of the Company is United States dollars. The presentation currency of the Group is Hong Kong dollars as the Company is a public limited company incorporated in Hong Kong and the principal place of business of the Company is situated in Hong Kong. The interim financial information includes the condensed consolidated income statement, condensed consolidated balance sheet and condensed consolidated cashflow statement which are presented in the functional currency of the Company for reference only.

13. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation of the financial statements.

14. Bank borrowings

During the period, the Group obtained new bank loans amounting to HK$1,077 million. The loans carry interest at market rates of ranges from 4.41 - 6.41% per annum and are repayable in installments over a period of 5 years. The proceeds were used for working capital purposes.

15. Acquisition of subsidiaries

On 7th December, 2006, the Directors announced that the Company on 6th December, 2006. (US Eastern Standard Time) entered into the conditional Purchase and Sale Agreement ("PSA") to purchase all of Hoover Floor Care business from certain subsidiaries of Whirlpool Corporation. The total consideration for the purchase of Hoover assets and two operating subsidiaries consists of the payment of US$107.1 million in cash to Maytag Corporation (on behalf of itself and the other sellers). The direct transaction costs were approximately US$7.4 million. Total costs of acquisition therefore amounted to US$114.5 million.

All of the conditions set out in the PSA have been fulfilled as per our announcement dated 30th January, 2007 and the transaction was completed on 31st January, 2007 and was fully settled at the closing of the transaction by internal resources.

Certain assets and liabilities of the subsidiaries acquired are determined provisionally and excess of the acquirer's interest in the provisional net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost is resulted.

16. Interim dividend

Interim dividend declared being HK6.50 cents (2006: HK6.50 cents) per share.

Corporate Governance and Other Information

Directors' and Chief Executive's Interests

As at 30th June, 2007, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which have been notified to the Company pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive was taken or deemed to have under such provisions of the SFO) or as recorded in the register required to be kept under section 352 of the SFO or otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Main Board Listing Rules") and as adopted by the Company, were as follows:

Name of directors	Capacity/ Nature of interests	Interests in shares (other than pursuant to equity derivatives)[a]	Interests in underlying shares pursuant to equity derivatives[a]	Total interests in shares/ underlying shares	Approximate aggregate percentage of interests
Mr Horst Julius Pudwill	Beneficial owner	103,337,500	960,000	327,717,294	21.77%
	Interests of spouse	760,000	-		
	Interests of controlled corporation	222,659,794[2]	-		
Dr Roy Chi Ping Chung JP	Beneficial owner	126,405,948	960,000	164,576,978	10.93%
	Interests of spouse	136,000	-		
	Interests of controlled corporation	37,075,030[3]	-		
Mr Kin Wah Chan	Beneficial owner	-	1,000,000	1,000,000	0.07%
Mr Chi Chung Chan	Beneficial owner	-	3,000,000	3,000,000	0.20%
Mr Stephan Horst Pudwill	Beneficial owner	4,054,500	100,000	4,154,500	0.28%
Mr Vincent Ting Kau Cheung	Beneficial owner	1,920,000	-	1,920,000	0.13%
Mr Joel Arthur Schleicher	Beneficial owner	100,000	300,000	460,000	0.03%
	Interests of spouse	-	60,000[1]		
Mr Christopher Patrick Langley OBE	Beneficial owner	500,000	200,000	700,000	0.05%
Mr Manfred Kuhlmann	Beneficial owner	-	100,000	100,000	0.01%

Notes:

(1) Interests in shares and underlying shares stated above represent long positions of the Company.

The interests of the directors of the Company in the underlying shares pursuant to equity derivatives, which were held as beneficial owner, represent share options granted to them respectively pursuant to the share option schemes adopted by the Company, details of which are separately disclosed in the section headed "Share Options" below. These share options are physically settled and unlisted.

The interests of the spouse of Mr Joel Arthur Schleicher in the underlying shares pursuant to listed equity derivatives represent an interest in 60,000 underlying shares held in the form of 12,000 American Depositary Receipts, each representing 5 shares of the Company.

(2) These shares were held by the following companies in which Mr Horst Julius Pudwill has a beneficial interest:

	No. of shares
Sunning Inc.	185,584,764
Cordless Industries Company Limited*	37,075,030
	222,659,794

(3) These shares were held by Cordless Industries Company Limited* in which Dr Roy Chi Ping Chung JP has a beneficial interest.

* *Cordless Industries Company Limited is owned as to 70% by Mr Horst Julius Pudwill and as to 30% by Dr Roy Chi Ping Chung JP.*

Save as disclosed above, none of the directors and the chief executive of the Company was interested or had any short position in any shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) as at 30th June, 2007.

Share Options

The following table discloses movements in the Company's share options during the six months period ended 30th June, 2007:

Share option holder	Date of share options granted	Share option scheme category[1]	Outstanding at beginning of the period	Granted during the period[2]	Exercised during the period[3]	Lapsed during the period	Outstanding at end of the period	Subscription price HK$	Exercise period
Directors									
Mr Horst Julius Pudwill	28.6.2002	C	25,728,000	-	25,728,000	-	-	3.600	28.6.2002 - 27.6.2007
	19.9.2003	C	560,000	-	-	-	560,000	8.685	19.9.2003 - 18.9.2008
	25.2.2004	C	400,000	-	-	-	400,000	12.170	25.2.2004 - 24.2.2009
Dr Roy Chi Ping Chung JP	28.6.2002	C	12,864,000	-	12,864,000	-	-	3.600	28.6.2002 - 27.6.2007
	19.9.2003	C	560,000	-	-	-	560,000	8.685	19.9.2003 - 18.9.2008
	25.2.2004	C	400,000	-	-	-	400,000	12.170	25.2.2004 - 24.2.2009
Mr Kin Wah Chan	1.3.2004	C	1,000,000	-	-	-	1,000,000	12.525	1.3.2004 - 28.2.2009
Mr Chi Chung Chan	17.7.2003	C	1,000,000	-	-	-	1,000,000	7.625	17.7.2003 - 16.7.2008
	19.9.2003	C	500,000	-	-	-	500,000	8.685	19.9.2003 - 18.9.2008
	25.2.2004	C	1,000,000	-	-	-	1,000,000	12.170	25.2.2004 - 24.2.2009
	1.3.2004	C	500,000	-	-	-	500,000	12.525	1.3.2004 - 28.2.2009
Mr Stephan Horst Pudwill	1.3.2004	C	100,000	-	-	-	100,000	12.525	1.3.2004 - 28.2.2009
Mr Joel Arthur Schleicher	17.7.2003	C	200,000	-	-	-	200,000	7.625	17.7.2003 - 16.7.2008
	25.2.2004	C	100,000	-	-	-	100,000	12.170	25.2.2004 - 24.2.2009
Mr Christopher Patrick Langley OBE	17.7.2003	C	100,000	-	-	-	100,000	7.625	17.7.2003 - 16.7.2008
	25.2.2004	C	100,000	-	-	-	100,000	12.170	25.2.2004 - 24.2.2009
Mr Manfred Kuhlmann	7.2.2005	C	100,000	-	-	-	100,000	17.750	7.2.2005 - 6.2.2010
Total for directors			45,212,000	-	38,592,000	-	6,620,000		

Share option holder	Date of share options granted	Share option scheme category[1]	Outstanding at beginning of the period	Granted during the period[2]	Exercised during the period[3]	Lapsed during the period	Outstanding at end of the period	Subscription price HK$	Exercise period
Employees	30.4.2002	C	1,215,000	-	1,215,000	-	-	3.200	30.4.2002 - 29.4.2007
	17.7.2003	C	2,674,000	-	20,000	-	2,654,000	7.625	17.7.2003 - 16.7.2008
	19.9.2003	C	204,000	-	-	-	204,000	8.685	19.9.2003 - 18.9.2008
	1.3.2004	C	5,897,000	-	-	131,000	5,766,000	12.525	1.3.2004 - 28.2.2009
	14.4.2004	C	200,000	-	-	-	200,000	12.950	14.4.2004 - 13.4.2009
	5.5.2004	C	300,000	-	-	200,000	100,000	11.050	5.5.2004 - 4.5.2009
	7.6.2004	C	200,000	-	-	-	200,000	12.000	7.6.2004 - 6.6.2009
	2.10.2004	C	1,000,000	-	-	-	1,000,000	15.350	2.10.2004 - 1.10.2009
	13.12.2004	C	250,000	-	-	-	250,000	15.710	13.12.2004 - 12.12.2009
	17.1.2005	C	150,000	-	-	-	150,000	16.520	17.1.2005 - 16.1.2010
	7.2.2005	C	100,000	-	-	-	100,000	17.750	7.2.2005 - 6.2.2010
	7.4.2005	C	200,000	-	-	-	200,000	17.210	7.4.2005 - 6.4.2010
	27.4.2005	C	25,000	-	-	-	25,000	17.660	27.4.2005 - 26.4.2010
	10.5.2005	C	200,000	-	-	200,000	-	17.200	10.5.2005 - 9.5.2010
	1.6.2005	C	20,000	-	-	-	20,000	17.420	1.6.2005 - 31.5.2010
	17.6.2005	C	250,000	-	-	-	250,000	17.950	17.6.2005 - 16.6.2010
	27.6.2005	C	500,000	-	-	-	500,000	19.200	27.6.2005 - 26.6.2010
	1.1.2006	C	300,000	-	-	-	300,000	18.690	1.1.2006 - 31.12.2010
	1.3.2006	C	3,564,000	-	-	37,000	3,527,000	13.970	1.3.2006 - 28.2.2011
	10.3.2006	C	150,000	-	-	-	150,000	14.350	10.3.2006 - 9.3.2011
	25.4.2006	C	20,000	-	-	-	20,000	13.700	25.4.2006 - 24.4.2011
	15.6.2006	C	200,000	-	-	-	200,000	10.270	15.6.2006 - 14.6.2011
	17.6.2006	C	350,000	-	-	-	350,000	10.550	17.6.2006 - 16.6.2011
	3.7.2006	C	25,000	-	-	-	25,000	10.700	3.7.2006 - 2.7.2011
	4.10.2006	C	75,000	-	-	-	75,000	11.628	4.10.2006 - 3.10.2011
	1.11.2006	C	1,500,000	-	-	-	1,500,000	11.252	1.11.2006 - 31.10.2011
	3.11.2006	C	100,000	-	-	-	100,000	11.480	3.11.2006 - 2.11.2011
	8.11.2006	C	30,000	-	-	-	30,000	12.200	8.11.2006 - 7.11.2011
	4.12.2006	C	150,000	-	-	-	150,000	10.952	4.12.2006 - 3.12.2011
	13.12.2006	C	20,000	-	-	-	20,000	10.560	13.12.2006 - 11.12.2011
	1.1.2007	C	-	150,000	-	-	150,000	10.080	1.1.2007 - 31.12.2011
	6.3.2007	C	-	7,460,000	-	-	7,460,000	10.572	6.3.2007 - 5.3.2012
Total for employees			19,869,000	7,610,000	1,235,000	568,000	25,676,000		
Total for all categories			**65,081,000**	**7,610,000**	**39,827,000**	**568,000**	**32,296,000**		

	Outstanding at beginning of the period	Granted during the period[2]	Exercised during the period[3]	Lapsed during the period	Outstanding at end of the period	Percentage to total Company's shares in issue at end of the period
Total under Scheme C[1]	**65,081,000**	**7,610,000**	**39,827,000**	**568,000**	**32,296,000**	**2.15%**

Notes:

(1) Scheme C is the share option scheme adopted by the Company on 28th March, 2002. Scheme C expired on 27th March, 2007. The Company adopted Scheme D on 29th May, 2007. No grant was made under Scheme D as of 30th June, 2007.

(2) The closing prices of the Company's shares immediately before various dates of grant ranged from HK$9.9 to HK$10.08. Share options granted under Scheme C during the period may be exercised at any time from the date of grant to the fifth anniversary thereof.

(3) The weighted average closing price of the Company's shares immediately before various dates on which the share options were exercised was HK$10.60.

(4) No option was cancelled during the period.

(5) The following significant assumptions were used to derive the fair values using the Black-Scholes option pricing model:

Date of grant	Exercise price HK$	Expected life of share options	Expected volatility based on historical volatility of share prices	Hong Kong Exchange Fund Notes rate	Expected annual dividend yield
1.1.2007	10.080	3 years	35%	3.595%	1.5%
6.3.2007	10.572	3 years	35%	4.014%	1.5%

All the share options are fully vested at grant date.

For the purposes of the calculation of fair value, no adjustment has been made in respect of share options expected to be forfeited due to lack of historical data.

The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share price. Because changes in subjective input assumptions can materially affect the fair value estimate, in the directors' opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the share options.

The weighted average closing price of the Company's shares on various dates of grant was HK$9.90 per option.

Expected volatility was determined by using the historical volatility of the Company's share price over the previous three years. The expected life used in the model has been adjusted, based on management's best estimated, for the effects of non transferability, exercise restrictions and behavioural considerations.

The Group recognized total expense of HK$4,998,000 for the six months period ended 30th June, 2007 in relation to share options granted by the Company.

The fair values of the share options granted in the period measured as at various dates of grant ranged from HK$2.55 to HK$2.56 per option. The weighted average fair value of the share options granted in the period was HK$2.56 per option.

Arrangements to Purchase Shares or Debentures

Other than as disclosed above, at no time during the period was the Company, or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and neither the directors or the chief executive, nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

Substantial Shareholders' Interests

As at 30th June, 2007, the interests and short position of the following persons, other than directors and chief executive of the Company, in the shares, underlying shares and debentures of the Company, which have been disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO, had been recorded in the register kept by the Company pursuant to section 336 of the SFO:

	Total interests in shares		Approximate aggregate percentage of interests	
Name	Long position	Short position	Long position	Short position
Capital Research and Management Company[1]	117,596,600	–	7.81%	–
Prudential plc[2]	131,398,000	28,790,293	8.73%	1.91%
OZ Management, L.L.C.[3]	106,235,300	–	7.06%	–

Notes:

(1) The capacity of Capital Research and Management Company in holding the 117,596,600 shares was as investment manager. Its 100% controlling shareholder is The Capital Group Companies, Inc.

(2) The following is a breakdown of the interests in the Shares of Prudential plc:

		Total interests in Shares			Approximate percentage of interests	
		Long position		Short position	Long position	Short position
Name	Remarks	Direct interests	Deemed interests			
Prudential plc	(a)	–	131,398,000	28,790,293	8.73%	1.91%
Prudential Holdings Ltd	(b)	–	131,398,000	28,790,293	8.73%	1.91%
Prudential Corporation Holdings Ltd	(b)	–	131,398,000	28,790,293	8.73%	1.91%
Prudential Asset Management (Hong Kong) Ltd	(b)	131,398,000	-	28,790,293	8.73%	1.91%

Remarks:

(a) The capacity of Prudential plc in holding the 131,398,000 shares was as controlled corporation. Prudential plc is listed on the London Stock Exchange.

(b) Prudential Holdings Ltd, Prudential Corporation Holdings Ltd and Prudential Asset Management (Hong Kong) Ltd were all direct or indirect subsidiaries of Prudential plc and by virtue of the SFO, Prudential plc was deemed to be interested in the shares held by these subsidiaries.

(3) The following is a breakdown of the interests in the Shares of OZ Management, L.L.C.:

Name	Remarks	Total interests in Shares Direct interests	Deemed interests	Approximate percentage of interests
OZ Management, L.L.C.	(a)	–	106,235,300	7.06%
OZ Asia Master Fund, Ltd.	(b)	49,928,900	–	3.32%
OZ Master Fund, Ltd.	(b)	53,767,300	–	3.57%
Fleet Maritime, Inc.	(b)	750,600	–	0.05%
GPV LVII LLC	(b)	742,100	–	0.05%
Goldman Sachs & Co. Profit Sharing Master Trust	(b)	628,400	–	0.04%
OZ Global Special Investments Master Fund, L.P.	(b)	418,000	–	0.03%

Remarks:

(a) The capacity of OZ Management, L.L.C. in holding the 106,235,300 Shares was as investment manager.

(b) OZ Asia Master Fund, Ltd., OZ Master Fund, Ltd., Fleet Maritime, Inc., GPV LVII LLC, Goldman Sachs & Co. Profit Sharing Master Trust and OZ Global Special Investments Master Fund, L.P. were corporations or entities controlled directly by OZ Management, L.L.C. and by virtue of the SFO, OZ Management, L.L.C. was deemed to be interested in the shares held by these corporations or entities.

Save as disclosed above, no other person was interested in or had a short position in the shares, underlying shares and debentures of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO as at 30th June, 2007.

Compliance with the Code on Corporate Governance Practices of the Main Board Listing Rules

The Company confirms that it has complied with all the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Main Board Listing Rules throughout the six months period ended 30th June, 2007, save that:

1. The roles of Chairman and the Chief Executive Officer of the Company are both performed by Mr Horst Julius Pudwill. The Company does not currently propose to separate the functions of its Chairman and Chief Executive Officer, as both the Board and senior management of the Group has significantly benefited from the leadership, support and experience of Mr Horst Julius Pudwill.

2. None of the directors is appointed for a specific term since they are subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. Under Article 103 of the Articles of Association of the Company, one third of the Board must retire by rotation at each annual general meeting of the Company and, if eligible, offer themselves for re-election.

Compliance with the Model Code of the Main Board Listing Rules

The Board has adopted the provisions of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Main Board Listing Rules ("the Model Code"). The Company confirms that, after specific enquiry with each Director, all Directors have confirmed compliance with the Model Code during the six months period ended 30th June, 2007. The Board has also adopted a code of conduct, on terms no less onerous than the Model Code, that applies to securities transactions of all relevant employees who may be in possession of unpublished price sensitive information in relation to the Company's shares, and which has been published on the Company's website (www.ttigroup.com).

Committees of the Board

Audit Committee: The Audit Committee has been established since 1999. The written terms of reference for the role and function of the Audit Committee have been published on the Company's website (www.ttigroup.com). The role and function of the Audit Committee is to assist the Board to ensure that an effective system of internal control and compliance with the Company's obligations under the Main Board Listing Rules and other applicable laws and regulations is in place, and to oversee the integrity of the financial statements of the Company.

The Audit Committee is comprised of three Independent Non-executive Directors of the Company, namely Mr Joel Arthur Schleicher (Chairman), Mr Christopher Patrick Langley OBE and Mr Manfred Kuhlmann. All members of the Audit Committee have professional, financial or accounting qualifications.

The Audit Committee has scheduled five regular meetings for 2007. The Audit Committee held three meetings during the period.

An Internal Audit ("IA") function has been established since 2005 under the terms of reference approved by the Audit Committee to actively monitor and participate in the improvement of the group risk management and internal control framework. The Head of IA reports directly to the Audit Committee on matters in relation to the scope of the risk-assessment and annual audit plan and to the Chief Executive Officer on administrative matters. The operational procedures of the IA function are approved by the Audit Committee and the Chief Executive Officer. The IA function uses a risk-assessment approach to establish its annual audit plan. Any audit entities considered high risk are reviewed annually with lower risk entities covered as part of a 3 year rotational plan. In addition to regularly scheduled audit reviews, IA from time to time may undertake ad hoc reviews at the request of the Audit Committee or management of the Company. The 2007 audit plan was submitted to and approved by the Audit Committee in November 2006.

Remuneration Committee: The Remuneration Committee has been established since 2005. The written terms of reference for the role and function of the Remuneration Committee have been published on the Company's website (www.ttigroup.com). The role and function of the Remuneration Committee is to assist the Board in developing and administering a fair and transparent procedure for setting policy on the overall human resources strategy of the Group and the remuneration of directors and senior management of the Group, and for determining their remuneration packages, on the basis of their merit, qualifications and competence, and having regard to the Company's operating results, individual performance and comparable market statistics. The Company has maintained a share option scheme as an incentive to directors and eligible employees, details of the movements in the Company's share options during the six months period ended 30th June, 2007 is set out under the heading of "Share Options" of this section.

The Remuneration Committee is comprised of four members, and is chaired by Mr Vincent Ting Kau Cheung (Non-executive Director), the other members being Mr Christopher Patrick Langley OBE, Mr Joel Arthur Schleicher and Mr Manfred Kuhlmann (all being Independent Non-executive Directors). The Remuneration Committee has scheduled two regular meetings for 2007. The Remuneration Committee held four meetings during the period.

Nomination Committee: The Nomination Committee has been established since April 2006. The written terms of reference for the role and function of the Nomination Committee have been published on the Company's website (www.ttigroup.com). The role and function of the Nomination Committee is to ensure a fair and transparent process of Board appointments, and in particular to assist the Board to identify suitable candidates and make recommendations for consideration of the Board and the shareholders of the Company.

The Nomination Committee is comprised of four members, and is chaired by Mr Horst Julius Pudwill (Chairman and Chief Executive Officer), the other members being Mr Vincent Ting Kau Cheung (Non-executive Director), Mr Christopher Patrick Langley OBE and Mr Manfred Kuhlmann (both being Independent Non-executive Directors). The Nomination Committee has scheduled two regular meetings for 2007. The Nomination Committee held one meeting during the period.

Review of Accounts

Disclosure of financial information in this report complies with Appendix 16 of the Main Board Listing Rules. The Audit Committee, in conjunction with the senior management of the Group, has reviewed this report. Together with the Company's external auditors, Deloitte Touche Tohmatsu, it has reviewed the unaudited financial statements of the Company for the six months period ended 30th June, 2007. It has also reviewed with senior management of the Group the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters. The Board acknowledges its responsibility for the preparation of the accounts of the Group.

Investor Relations and Shareholder Communications

The Group understands the importance of maintaining effective communication with our shareholders and the investment community. The Board has adopted a Policy on Market Disclosure, Investor and Media Relations, published on the Company's website (www.ttigroup.com), to ensure that the Company complies with its disclosure obligations under the Main Board Listing Rules and other applicable laws and regulations, and that all shareholders and potential investors have an equal opportunity to receive and obtain externally available information issued by the Group.

Directors' Interests in Contracts of Significance

No contract of significance, to which the Company, or any of its subsidiaries, was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the period or at any time during the period.

Purchase, Sales or Redemption of Shares

There was no purchase, sale or redemption of shares of the Company by the Company or any of its subsidiaries during the period.

By order of the Board
Horst Julius Pudwill
Chairman and Chief Executive Officer

Hong Kong
21st August, 2007

Corporate Information

Board of Directors

Group Executive Directors
Mr Horst Julius Pudwill
Chairman and Chief Executive Officer

Dr Roy Chi Ping Chung JP
Vice Chairman

Mr Patrick Kin Wah Chan
Mr Frank Chi Chung Chan
Mr Stephan Horst Pudwill

Non-executive Director
Mr Vincent Ting Kau Cheung

Independent Non-executive Directors
Mr Joel Arthur Schleicher
Mr Christopher Patrick Langley OBE
Mr Manfred Kuhlmann

Financial Calendar 2007

30th June:	Six months interim period end
21st August:	Announcement of 2007 interim results
14th September:	Last day to register for 2007 interim dividend
17th-19th September:	Book closure period for interim dividend
28th September:	Interim dividend payment
31st December:	Financial year end

Investor Relations Contact

Investor Relations and Communications
Techtronic Industries Co. Ltd.
24/F., CDW Building
388 Castle Peak Road
Tsuen Wan, N.T.
Hong Kong
email: ir@tti.com.hk

Website

www.ttigroup.com

Earning results, annual/interim reports are available online.

Listing Information

The Stock Exchange of Hong Kong Limited
Ordinary Shares (stock code: 669)
Zero Coupon Convertible Bonds 2009 (code: 2591)
ADR Level 1 Programme (symbol: TTNDY)

Share Registrar and Transfer Office

Tricor Secretaries Limited
26/F, Tesbury Centre
28 Queen's Road East
Hong Kong
Tel: (852) 2980 1888

ADR Depositary

The Bank of New York

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Citibank N.A.
Standard Chartered Bank
Hang Seng Bank Ltd.

Solicitors

Vincent T K Cheung Yap & Co

Auditors

Deloitte Touche Tohmatsu

Qualified Accountant

Mr Frank Chi Chung Chan

Company Secretary

Mr Frank Chi Chung Chan

Trademarks

All trademarks used are intellectual property of their respective owners and are protected under trademark law.

The use of the trademark Ryobi® is pursuant to a license granted by Ryobi Limited.

RIDGID® is a registered trademark of Ridgid, Inc., part of Emerson Professional Tools, a business of St. Louis-based Emerson (NYSE: EMR). The orange color used on these products and the combination of orange and grey are trademarks for RIDGID® brand power tools.

Sears®, Craftsman® and Kenmore® brands are registered trademarks of Sears Brands, LLC.


vax COMMERCIAL
Homelite
RYOBI
AEG
12V
WIND TUNNEL
cord rewind
HEPA

1 Vax® VCU-02 Commercial Upright Vacuum
2 Vax® VCC-07 Commercial Bagged Cylinder Vacuum
3 Homelite® MightyLite™ 26cc Gas Lightweight Back Pack Blower
4 Homelite® MightyLite™ Gas Lightweight Blower Vac
5 18v One+™ System Home and Garden Sprayer – Ryobi® branded
6 18v One+™ System Reciprocating Saw – Ryobi® branded
7 18v One+™ System 18" Hedge Trimmer – Ryobi® branded
8 Stiletto® 14" All Titanium Hammer
9 Dirt Devil® KONE™ Cordless Hand Held Vacuum
10 Dirt Devil® KURV™ Cordless Hand Held Vacuum
11 Dirt Devil® KRUZ™ Cordless Stick Upright Vacuum
12 Hoover® WindTunnel™ Cyclonic Upright Vacuum
13 AEG® 12v BS12X Cordless Drill Driver
14 FLC – Air Solar Post with Ultimax™ Lighting Technology
15 Nomad® 12v Auto Power Portable Pressure Cleaner
16 Milwaukee® 18v Lithium Ion Compact Cordless Drill Driver
17 Milwaukee® 18v Lithium Ion Cordless Sub-Compact Driver
18 Milwaukee® Large Combi 5kg AC Hammer Kango 545S
19 Ryobi® branded 18v Lithium Ion Battery
20 Ryobi® branded 18v Dual-Chemistry Charger
21 Ryobi® branded Cordless 18v Lithium Ion 2 Speed Drill
22 Ryobi® branded Cordless 18v Lithium Ion Reciprocating Saw
23 Ryobi® branded Cordless 18v Lithium Ion Circular Saw
24 Ryobi® branded Cordless 18v Lithium Ion Worklight

www.ttigroup.com


rewind
surfaces.
WINDTUNNEL

2007年 中期報告

強勁品牌
創新產品
優秀人才



創科實業有限公司　股份編號：669


Milwaukee

AEG

RYOBI


Homelite

HOOVER

Dirt Devil


集團簡介

本集團矢志成為業界翹楚。創科實業為高性能消費性及專業產品之全球領先生產商，其產品主要用於改善家居環境及用於建築行業。創科實業生產各類創新產品，包括電動工具及配件、戶外電動設備、地板護理產品、激光儀及電子產品。

本集團之產品透過家居用品中心、主要零售商、工具總匯分銷商和其他銷售渠道行銷全球，主要品牌包括Milwaukee®、AEG®、Ryobi®、Stiletto®、Homelite®、Hoover®、Dirt Devil®和Vax®。此外，創科實業在世界各地亦與主要品牌公司及專有零售品牌訂立生產業務合約。

本集團成功之道在於其不掘不撓，專注開發電動品牌、創新產品、優秀人材和節約成本之策略，為二零零六年帶來營業額218億港元，是連續12年取得溢利增長。

目錄

財務摘要

截至二零零七年六月三十日止六個月		2007 百萬港元		2006 [illegible]	2007 百萬美元	2006 [illegible]	[illegible]
業績							
營業額		**11,928.3**		10,737.0	**1,529.3**	1,376.5	+11.1
除利息、稅項、折舊及攤銷前盈利		**1,092.6**		1,010.2	**140.1**	129.5	+8.2
母公司權益持有人應佔溢利		**509.3**		503.6	**65.3**	64.6	+1.1
每股基本盈利(港仙/美仙)		**34.50**		34.40	**4.42**	4.41	+0.3
每股中期股息(港仙/美仙)		**6.50**		6.50	**0.83**	0.83	–
財政狀況							
母公司權益持有人應佔權益		**7,496.5**		6,996.5*	**961.1**	897.0*	+4.4
每股賬面淨值(港元/美元)		**4.98**		4.78*	**0.65**	0.61*	+6.3
以主要業務劃分之營業額							
電動工具	**8,249.0**	**69.2%**	8,756.5	81.6%	**1,057.6**	1,122.6	-5.8
地板護理	**3,679.4**	**30.8%**	1,980.5	18.4%	**471.7**	253.9	+85.7
以地域市場劃分之營業額							
北美洲	**8,742.5**	**73.3%**	7,855.8	73.2%	**1,120.8**	1,007.1	+11.3
歐洲及其他國家	**3,185.8**	**26.7%**	2,881.2	26.8%	**408.4**	369.4	+10.6

* *於二零零六年十二月三十一日*

營業額
百萬港元


2007
11,928
2006
10,737
2005
10,217
2004
6,724
2003
4,815

毛利率
%


2007
31.8
2006
31.3
2005
31.0
29.8
2003
26.9

每股盈利
港仙


2007
34.5
34.4
33.6
22.4
16.2

每股賬面淨值
港元


2007
4.98
2006
4.44
2005
2.77
2.06
1.56#

\# *數字已重新計算以符合二零零四年五月三十一日之股份拆細*

管理層之業務研討及分析

摘要

- 上半年營業額及溢利創新高
- 完成收購Hoover及業務整合達標
- 電動工具及地板護理業務錄得持續增長
- 歐洲業務擴展
- 公佈策略重整計劃

創科實業矢志成為業界翹楚。於二零零七年上半年，本集團的優秀表現正是反映出旗下遍佈世界各地的員工的貢獻，把創科實業深感自豪的品牌、產品和服務送到終端用戶，這亦正是創科實業於二零零七年上半年較去年同期錄得營業額及溢利同創新高的強大動力。本公司的電動工具和地板護理業務上升、歐洲業務擴展，以及收購Hoover均帶動營業額增長。受惠於匯率收益及成本控制計劃，本集團的毛利率由去年31.3%增加至31.8%。期內母公司權益持有人應佔溢利為509,000,000港元，按年增長1.1%。每股基本盈利改善至34.50港仙。

集團總營業額為11,928,000,000港元，較二零零六年同期上升11.1%，未計收購Hoover後的收益貢獻前，地板護理業務持續向好，錄得雙位數字增長。電動工具業務主要因為戶外產品而有所下降，但本集團電動工具品牌的增長則抵銷了部份下降。本集團銳意開發新產品及旗下品牌，增加研發投資及市場推廣支出，為未來業務發展奠下基礎。

策略性重新定位計劃

過去五年，本集團透過自然增長和收購活動，積極擴展業務，為了全力發揮收購活動及業務規模帶來的協同效益及增長空間，董事會已通過一系列策略性的業務重新定位措施，旨在大幅提升本集團的未來業務表現。此類措施包括：重新調配本集團的全球製造設施和產品開發能力；提高本集團知名品牌及產品於表現較遜色的地區的市場佔有率；重組新業務架構和資源，以便更有效管理品牌、產品和投資。

業務回顧

電動工具

電動工具業務的領先品牌包括Milwaukee®、AEG®、Ryobi®及Homelite®。在原材料成本持續上升的大氣候下，上半年電動工具業務仍錄得除利息及税項前盈利率8.3%，較去年的7.7%有所改善。北美及歐洲地區的核心電動工具業務錄得的綜合營業額較去年有所增長，而消費性及專業電動工具也同時錄得業務增長。溢利率因業務組合、生產力及外匯收益而有所改善。引入新產品、持續改進計劃(CIP)和Milwaukee整合計劃抵銷部分原材料成本和其他投入成本的升幅。受惠於生產效率提升及退出生產毛利較低的產品，戶外工具業務錄得盈利增幅，為將於二零零八年推出的新一代產品鋪路，但由於產品系列調整及天氣影響導致部分歐洲市場及北美業務放緩。電動工具整體業務較二零零六年同期輕微下跌5.8%至8,249,000,000港元，佔創科實業總營業額69.2%。

至於北美的電動工具業務，Ryobi®品牌憑藉旗下獨特的One+™ System繼續為消費者及價值主導的專業用家帶來驚喜。One+™充電式設計提供單一電池平台，適用於各式各樣不同電動工具產品系列，有助建立品牌忠誠度，長遠而言可增加終端用戶對產品的信賴。該系列亦定期推出新設計的產品及品種。Ryobi®品牌廣泛地涵蓋消費者及專業用戶，為本集團在所有市場情況下提供增長及盈利能力。

Milwaukee建立強大的領導團隊，積極落實專業電動工具的分銷渠道、加強產品組合，專注核心客戶群和產品類別、削減成本，將所節省的經費投入創新產品研發及增加市場推廣方面。至於本集團致力研發的鋰離子充電式電動工具，尤其是耐用的V28™和 V18™工具，為上半年帶來業務增長，而新產品將於下半年及隨後時間推出。用作創造Milwaukee®產品及加強品牌忠誠度的Jobsite Solutions(工作地點解決方案)程式已於上半年全面實施並帶來理想效果。

在歐洲方面，電動工具業務繼續表現強勁，所有品牌市場的佔有率均有所提高。One+™ System和Ryobi®旗下其他產品系列在主要地區錄得顯著增長。專業電動工具品牌Milwaukee®和AEG®擴大在歐洲大部分市場的市場佔有率。全球推出全新產品系列，包括Homelite®戶外產品業務推出全新MightyLite™手提式汽油推動剪草機、修邊機和吹風機。而電動工具配件業務在上半年繼續擴展。整體而言，本集團於歐洲市場推出超過40種新產品，有助取得新業務，並在本集團的客戶基礎上鞏固創科實業的地位。無論在地理區域、品牌及產品上，我們都見到商機處處，因此本集團已著手建立歐洲總部，以便統一落實本集團之策略及進一步加強與客戶的關係。

二零零六年下半年起，電動工具業務的營運持續獲得改善，Milwaukee的整合計劃進展順利並落實全球採購及CIP措施，但集團仍不時面對原材料方面的壓力。策略性重新定位計劃將進一步擴展至全球業務層面，全球產品規劃正分階段實施，各個概念開發中心將互相連接，並以終端用戶及產品類別作分類。集團內實施統一營運及財務計劃，同時利用本公司之規模及網絡進行全球採購。上述措施將能為客戶創造最佳價值及服務。

地板護理

包括Hoover的貢獻，地板護理業務的營業額增長85.7%至3,679,000,000港元，佔創科實業總營業額30.8%。撇除來自收購Hoover後的收入，核心業務自二零零六年下半年開始改善後，亦錄得雙位數字增長。利潤增長36.3%，正是反映了集團的地板護理核心業務健康增長之成果。

本集團於二零零七年上半年主要集中上述Hoover整合。本集團欣然宣佈，就時間或節約成本角度而言，Hoover整合均正按計劃進行。Hoover®品牌作為市場上具領導地位的品牌，使本集團原已陣容鼎盛的品牌組合更加壯大。此舉正符合本集團追求卓越表現的品牌組合和產品創新的策略。除整合業務和策略性重新定位外，地板護理業務正朝全球業務統一架構發展，以便更專注進行產品開發、發展供應鏈和生產線，以提升業務。本集團亦在北美成立全球研發中心，專注和推動所有品牌和產品創新發展。

北美方面，由於Dirt Devil®手提式KONE™ 和直立Reaction™ 吸塵機在主要零售商的表現理想，帶動上半年核心業務增長。期內，透過廣告宣傳，終端用戶對該等創新產品的需求增加。而即將推出的新產品嶄新設計系列KRUZ™ 及KURV™ 手提式吸塵機將進一步鞏固Dirt Devil®品牌在在該等類別的市場地位。Hoover將推出全新附有獨立旋風吸塵的WindTunnel®直立式吸塵機。Hoover將受惠於本集團為一系列清潔器，包括WindTunnel® Cyclonic、FloorMate®及SteamVac®進行的廣泛電視宣傳，該等清潔器結合使用可讓消費者清潔家居每一角落。此外，本集團亦已推出Sears®Kenmore®首個系列直立式吸塵器。Sears®Kenmore®為本集團於二零零六年獲得的專有品牌。新成立的創科實業北美地板護理團隊已受惠於合併與理順Hoover®和Dirt Devil®的銷售團隊，以至其客戶服務及服務中心。

歐洲方面，Vax®和Dirt Devil®業務的營業額錄得強勁增長。以本土作為最大市場的英國領先品牌Vax®在競爭激烈的經濟環境下仍然錄得業務增長，主要受惠於筒型吸塵機營業額有所增加、多個新直立吸塵機成功推出、配合新產品的持續市場推廣計劃，以及擴充新零售渠道。期內，Vax®藉著推出新商用系列耐用吸塵機而進軍商用市場。而以本土為最大市場的德國領先品牌Dirt Devil®則透過推出多個創新真空罐吸塵機及向終端用戶進行市場推廣而取得增長。為配合策略性重新定位，年內上半年已展開業務發展計劃及設立新銷售辦事處，將品牌引進歐洲新市場。

展望

展望未來，強勁品牌、創新產品、優秀人才及最佳價值的理念將繼續帶領本集團邁向成功。本集團對旗下產品品牌充滿信心。該等品牌均秉承提供創新和高質素產品的傳統。本集團勢必繼續秉承傳統，讓負責的人材盡情發揮各品牌的優越性，在已成功基礎上再進一步邁進。本集團的策略和協同效益將有助本集團擴大其位於全球多個市場的產品系列，並提升其競爭優勢。總體而言，本公司對前景感到興奮，相信現時的建設及投資將令本公司的未來業績再創新高。

本集團的電動工具業務在北美具挑戰性的經濟環境下展現強勁實力。下半年的業務將受惠於強勁的歐洲業務、消費性工具的優勢、新產品推出及改善的市場推廣策略，以吸引客戶選用本集團的品牌及新產品。本集團計劃於下半年推出鋰離子無線科技的主要新產品。地區擴展計劃方面，新中東辦事處及於墨西哥推出Ryobi®等將為下半年帶來裨益。戶外產品業務可望於今年較後時間反彈，主要因為新產品開發計劃，包括Homelite®電動剪草機和鏈鋸、Homelite®汽油推動鏈鋸、Ryobi®汽油推動剪草機和清洗機，它們將在北美推出，及於二零零八年後擴充至全球。此外，本集團計劃於下半年展開多項廣告及市場推廣業務活動，預期集中的市場推廣行動將獲得良好的反應。

Hoover整合計劃於上半年如期進行，與地板護理業務產生預期協同效益。營運方面，該項目運用創科實業的製造設施及供應鏈，並已開始為Hoover®業務帶來效益。全球管理團隊及研發中心的設立，加上產品開發、銷售團隊、市場推廣及後勤支援辦事處與Dirt Devil®業務進行整合，將於下半年為本集團帶來裨益。Hoover®及Dirt Devil®均將於下半年推出多個高增長潛力的新產品項目，這是現正進行的全球新產品計劃的初始步驟，將帶動業務增長再創新高。新市場的拓展將為歐洲業務帶來正面收益。此外，Sear®Kenmore®吸塵機系列亦將繼續為本集團的地板護理業務作出貢獻。

本集團管理層將於未來三年全力執行策略性重新定位計劃，以符合本集團的策略及目標。由於全球低成本生產、原材料、物流和稅務管理的大氣候不斷轉變，因此本集團需要評估旗下全球的生產計劃，此舉對本集團的未來盈利能力至為重要。上述涉及各個層面的廣泛計劃一旦落實執行，將為本集團的強勁品牌提供全新業務平台，確保本集團建基於過往成功基礎上，擴大產品類別及進軍新市場。此計劃亦會專注提高管理團隊的能力，通過內部領袖發展計劃和收購建立多元和經驗豐富的管理隊伍，以帶領各個部門。這將提升本集團產品及服務，提供最佳價值，並為本集團的全球營運及供應鏈引入最卓越的規範，善用研發資源於產品開發，擴展本集團地區銷售額、市場覆蓋範圍與專長。

財務回顧

財務業績

業績分析

回顧期內，營業額達11,900,000,000港元，較去年同期增加11.1%。母公司權益持有人應佔溢利為509,300,000港元，較去年同期的503,600,000港元增加1.1%。每股基本盈利為34.50港仙，較去年同期34.40港仙有輕微改善。

本集團業績包括Hoover業務的五個月收益。扣除Hoover之貢獻，現有業務的營業額與去年同期相若。除利息、稅項、折舊及攤銷前盈利(EBITA)和除利息及稅項前盈利(EBIT)分別增加3.8%及4.7%。各層面的利潤率均有所改善。EBITA比率為9.8%(二零零六年：9.4%)，EBIT比率為7.1%(二零零六年：6.7%)，純利率為4.8%(二零零六年：4.7%)。

毛利

毛利由31.3%改善至31.8%，主要受惠於歐元區匯率收益。新產品、成本控制計劃和集團協同效益抵銷部分原材料成本上升和人民幣升值的影響。

營運開支

總營運開支增加26.6%至3,400,000,000港元，佔營業額28.2%(二零零六年：24.7%)，主要用作整合營運效率較低的Hoover所致。撇除Hoover，總開支增加4.5%，佔收入26.0%(二零零六年：24.7%)。增幅主要由於期內研發開支增加20.1%，佔總收入2.5%(二零零六年：2.1%)。

在其他收入賬目內記入一項源於法律訴訟而達成庭外和解的收入。和解協議訂明雙方不可披露爭議事件的性質、爭議各方身份及和解協議的其他條款。

期內淨利息開支為167,600,000港元，去年為140,200,000港元。增幅主要由於期內融資成本增加、Hoover營運及擴充廠房需要額外營運資金所致。淨利對利息支出倍數(即除利息及稅項前盈利相對於淨利息開支總額之倍數)處於4.5倍之水平(二零零六年：5.1倍)。

期內實際稅率為13.3%(二零零六年：13.1%)。用作Hoover業務的款項將為本集團提供更有效之稅務規劃。

流動資金及財務資源

股東資金

股東資金總額達7,500,000,000港元，而二零零六年十二月三十一日為7,000,000,000港元，增長達7.1%。

財務狀況

本集團的淨負債比率(即淨借貸總額佔母公司權益持有人應佔權益之百分比)為79.3%，而二零零六年底為74.1%，去年同期則為76.2%。由於進行Hoover收購，本集團之負債比率有所上升，原因是部分款項由內部資源支付及需要額外營運資金。本集團有信心負債比率將於成功整合業務及加強營運資金管理後獲得改善。

銀行借貸

本集團繼續保持審慎及均衡之貸款組合。本集團受惠於二零零三年及二零零五年發行的定息票據，在息率上升的環境下，為本集團的貸款成本持續作出貢獻。

於二零零七年六月十二日，本集團接獲通知，已發行零息可換股債券140,000,000美元之其中127,900,000美元(佔已發行債券總額約91.4%)已行使認沽期權於二零零七年七月八日贖回。認沽金額已於到期日悉數支付。

本集團之借貸主要以美元及港元計算。除定息票據及已發行之零息可換股債券外，借貸全部按倫敦銀行同業拆息或香港最優惠貸款利率計算。由於本集團之業務收入主要以美元計算，因而發揮自然對沖作用，故匯率風險相對較低。本集團之庫務團隊將繼續密切監察和管理匯率及利率風險。

營運資金

與二零零六年十二月三十一日比較，併入Hoover業務後，總存貨由4,000,000,000港元增至5,200,000,000港元。存貨周轉日由67日增加4日，增至71日。存貨周轉期增加主要由於結算日製成品之付運安排，而上半年的存貨水平普遍較高。

應收賬款周轉日為60日，而二零零六年年底為54日，主要由於Hoover給予之信貸期有別。本集團審慎管理信貸風險，並對客戶群組的質素及銷售應收賬款感到滿意。

平均應付賬款日為57日(二零零六年：56日)，與去年相若。

資本開支

期內資本開支總額達309,300,000港元，包括廠房擴建。開支與集團資本撥款指引一致。

資本承擔及或然負債

於二零零七年六月三十日，總資本承擔為629,800,000港元，二零零六年十二月三十一日為620,100,000港元。

並無重大或然負債或並未於資產負債表列賬之承擔。

抵押

本集團之資產概無用作抵押或附有任何產權負擔。

收購

二零零六年十二月七日，董事會宣佈本公司已於二零零六年十二月六日(美國東部標準時間)訂立有條件買賣協議(「買賣協議」)，向惠而浦之若干附屬公司購買Hoover地板護理業務。購買Hoover資產及兩家營運附屬公司之總代價包括向Maytag Corporation(代表其本身及其他賣方)支付現金107,000,000美元(約831,000,000港元)。

據本集團於二零零七年一月三十日發表之公告所述，買賣協議所載條件已全部達成，而該項交易已於二零零七年一月三十一日完成，代價於交易結束時以內部資源悉數支付。

本集團正根據香港財務報告準則第3號「業務合併」對購入資產與負債進行評估。因此，本集團已聘請專門從事對購入物業、廠房及設備、無形資產及長期退休福利進行估值之估值師及精算師進行評估。本集團預期有關估值將於本年度第四季完成及審核。

策略性重新定位

過去五年，本集團透過自然增長和收購活動，積極擴展業務，為了全力發揮收購活動及業務規模帶來的協同效益及增長空間，董事會已通過一系列策略性的業務重新定位措施，旨在大幅提升本集團的未來業務表現。此類措施包括：重新調配本集團的全球製造設施和產品開發能力；提高本集團知名品牌及產品於表現較遜色的地區的市場佔有率；重組新業務架構和資源，以便更有效管理品牌、產品和投資。

本集團於上半年開始實施此計劃，業務重組產生之稅前支出為64,700,000港元(8,300,000美元)。除重組的支出外，本集團亦產生不符合計入香港財務報告準則有關退出成本之相關稅前開支23,000,000港元(3,000,000美元)，並已於上半年計入本集團之營運成本內。由於計劃繼續執行，本集團估計因計劃產生之稅前成本約為1,105,000,000港元(142,000,000美元)，795,000,000港元(102,000,000美元)將於二零零七年下半年入賬，餘額將於二零零八年入賬。本集團估計其中非現金部分約為429,000,000港元(55,000,000美元)。本集團估計現金部分的35%，即約238,000,000港元(31,000,000美元)將於二零零七年支付，其中54%，即約367,000,000港元(47,000,000美元)將於二零零八年支付，餘額將於二零零九年支付。除該等重組開支外，本集團預計將會產生不符合計入退出成本之除稅前開支172,000,000港元(22,000,000美元)，該等開支將於未來三年計入本集團之營運成本內。

策略性重新定位計劃完成後，預期每年將節省除稅前開支超過550,000,000港元(70,000,000美元)。

人力資源

本集團在香港及海外共聘用23,674名僱員(二零零六年：23,468名僱員)。期內之員工成本總額為(包括Hoover) 1,532,000,000港元， 相比於去年同期則為1,271,100,000港元(不包括Hoover)。

本集團認為人才對業務之持續發展及盈利能力極為重要，並一直致力提升所有員工之質素、工作能力及技術水平。為此，本集團在企業內提供與職務相關之培訓以及領袖發展計劃。本集團繼續提供理想薪酬，並根據集團整體表現與個別員工表現向合資格員工酌情發放優先認股權及花紅。

中期股息

董事會議決派發截至二零零七年六月三十日止六個月中期股息每股6.50港仙（二零零六年中期股息：6.50港仙）。中期股息將派發予二零零七年九月十九日名列本公司股東名冊之股東。預期中期股息將約於二零零七年九月二十八日派發。

暫停辦理股份過戶登記手續

本公司將於二零零七年九月十七日星期一至二零零七年九月十九日星期三（首尾兩天包括在內）暫停辦理股份過戶登記手續。如欲獲派發中期股息，須於二零零七年九月十四日星期五下午四時前將所有過戶文件連同有關股票送交本公司之股份過戶登記處卓佳秘書商務有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。

審閱中期財務資料報告

Deloitte.
德勤

致創科實業有限公司董事會

引言

本核數師已審閱載於第12頁至第22頁的中期財務資料，該等財務資料包括創科實業有限公司於二零零七年六月三十日的簡明綜合資產負債表與其截至該日止六個月期間的相關簡明綜合收入報表、權益變動表和現金流量表，以及若干説明附註。香港聯合交易所有限公司主板證券上市規則規定，就中期財務資料編制的報告須符合上述規則的有關條文及香港會計師公會頒佈的香港會計準則第34號「中期財務報告」。董事須負責根據香港會計準則第34號編制和呈報本中期財務資料。本核數師的責任為根據審閱的結果，對中期財務資料作出結論。本報告乃按照雙方所協定的應聘書條款的規定僅向整體董事會報告本核數師的結論，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

審閱範圍

本核數師已按照香港會計師公會頒佈的香港審閱準則第2410號「由實體的獨立核數師執行的中期財務資料審閱」進行審閱工作。中期財務資料審閱工作主要包括向負責財務和會計事務的人員作出查詢，及進行分析性和其他審閱程序。審閱的範圍遠小於根據香港審計準則進行審核的範圍，故不能令本核數師可保證本核數師將知悉在審計中可能被發現的所有重大事項。因此，本核數師不會發表審核意見。

結論

按照本核數師的審閱結果，我們並無發現有任何事項導致我們相信中期財務資料在各重大方面未有按照香港會計準則第34號「中期財務報告」編制。

我們謹請 閣下注意於截至二零零六年六月三十日止六個月期間之中期財務資料所披露之比較簡明綜合收入報表、簡明綜合權益變動表及簡明綜合現金流量表並未根據香港會計師公會所頒布之審閱準則而進行，因此，我們沒有對這些比較資料作出審閱結論。

德勤•關黃陳方會計師行
執業會計師
香港

二零零七年八月二十一日

財務報表

簡明綜合收入報表（未經審核）

截至二零零七年六月三十日止六個月

	附註	2007	2006	2007	2006
		千港元	[illegible]	千美元	[illegible]
				[illegible] 12	[illegible] 12
營業額	2	**11,928,328**	10,736,950	**1,529,273**	1,376,532
銷售成本		**(8,138,094)**	(7,376,562)	**(1,043,345)**	(945,713)
毛利總額		**3,790,234**	3,360,388	**485,928**	430,819
其他收入		**327,133**	17,253	**41,940**	2,212
利息收入		**47,914**	42,310	**6,143**	5,424
銷售、分銷、宣傳及保修費用		**(1,503,172)**	(1,195,151)	**(192,714)**	(153,224)
行政費用		**(1,581,014)**	(1,234,575)	**(202,694)**	(158,279)
研究及開發費用		**(273,253)**	(223,086)	**(35,032)**	(28,601)
財務成本		**(215,519)**	(182,491)	**(27,631)**	(23,396)
未計應佔聯營公司業績及稅項前溢利		**592,323**	584,648	**75,940**	74,955
應佔聯營公司業績		**(1,097)**	(1,149)	**(141)**	(147)
除稅前溢利		**591,226**	583,499	**75,799**	74,808
稅項	3	**(78,402)**	(76,591)	**(10,052)**	(9,819)
期內溢利	4	**512,824**	506,908	**65,747**	64,989
應佔份額：					
母公司權益持有人		**509,270**	503,630	**65,291**	64,569
少數股東權益		**3,554**	3,278	**456**	420
		512,824	506,908	**65,747**	64,989
股息		**(189,636)**	(184,609)	**(24,312)**	(23,668)
每股盈利（港仙／美仙）	5				
基本		**34.50**	34.40	**4.42**	4.41
攤薄		**33.17**	32.94	**4.25**	4.22

簡明綜合資產負債表

於二零零七年六月三十日

	附註	2007 6月30日 千港元 [illegible]	2006 12月31日 千港元 [illegible]	2007 6月30日 千美元 [illegible]12	2006 12月31日 千美元 [illegible]12
資產					
非流動資產					
物業、廠房及設備	6及10	**2,381,758**	1,791,746	**305,354**	229,711
租賃預付款項		**67,793**	66,659	**8,691**	8,546
商譽		**4,062,218**	4,042,996	**520,797**	518,333
無形資產		**1,686,551**	1,620,181	**216,224**	207,716
於聯營公司應佔資產額		**193,308**	192,989	**24,783**	24,742
可供出售證券		**43,449**	43,315	**5,570**	5,553
遞延税項資產		**759,840**	706,493	**97,415**	90,576
		9,194,917	8,464,379	**1,178,834**	1,085,177
流動資產					
存貨		**5,207,677**	4,019,883	**667,651**	515,370
銷售賬款及其他應收賬	7	**4,865,455**	3,827,038	**623,776**	490,646
訂金及預付款項		**773,237**	544,977	**99,133**	69,869
應收票據	7	**320,678**	578,560	**41,113**	74,174
可退回税項		**245,978**	150,312	**31,536**	19,271
聯營公司銷售賬款		**8,556**	8,554	**1,097**	1,097
於香港持作買賣的投資		**7,800**	7,800	**1,000**	1,000
銀行結餘、存款及現金		**3,677,219**	3,718,798	**471,438**	476,769
		15,106,600	12,855,922	**1,936,744**	1,648,196
流動負債					
採購賬款及其他應付賬	8	**4,341,451**	3,118,120	**556,597**	399,759
應付票據	8	**348,948**	335,455	**44,737**	43,007
保修撥備		**395,609**	369,638	**50,719**	47,389
聯營公司採購賬款		**1,293**	11,811	**166**	1,514
應繳税項		**307,910**	168,769	**39,476**	21,637
應派股息		**189,636**	–	**24,312**	–
融資租約之承擔－於一年內到期		**15,947**	18,535	**2,044**	2,376
具追溯權之貼現票據		**2,278,262**	2,501,155	**292,085**	320,661
無抵押借款－於一年內到期	14	**1,428,865**	421,849	**183,187**	54,083
銀行透支		**419,994**	268,725	**53,845**	34,452
		9,727,915	7,214,057	**1,247,168**	924,878
流動資產淨值		**5,378,685**	5,641,865	**689,576**	723,318
資產總值減流動負債		**14,573,602**	14,106,244	**1,868,410**	1,808,495

簡明綜合資產負債表

於二零零七年六月三十日

	附註	2007 6月30日 千港元 [illegible]	2006 12月31日 千港元 [illegible]	2007 6月30日 千美元 [illegible]	2006 12月31日 千美元 [illegible]
股本與儲備					
股本	9	**150,505**	146,522	**19,296**	18,785
儲備		**7,346,029**	6,850,008	**941,798**	878,208
母公司權益持有人應佔權益		**7,496,534**	6,996,530	**961,094**	896,993
少數股東權益		**85,000**	81,445	**10,897**	10,442
權益總額		**7,581,534**	7,077,975	**971,991**	907,435
非流動負債					
融資租約之承擔－於一年後到期		**124,272**	125,529	**15,932**	16,093
可換股債券		**1,119,718**	1,105,834	**143,554**	141,774
無抵押借款－於一年後到期	14	**4,235,176**	4,464,353	**542,971**	572,353
退休福利責任		**980,956**	834,087	**125,764**	106,934
遞延税項負債		**531,946**	498,466	**68,198**	63,906
		6,992,068	7,028,269	**896,419**	901,060
權益總額及非流動負債		**14,573,602**	14,106,244	**1,868,410**	1,808,495

簡明綜合現金流量報表（未經審核）

截至二零零七年六月三十日止六個月

	2007 6月30日 千港元	2006 6月30日 千港元	2007 6月30日 千美元 附註12	2006 6月30日 千美元 附註12
來自（用於）經營活動之現金淨額	**460,213**	(319,827)	**59,004**	(41,003)
投資活動				
收購附屬公司	**(893,194)**	–	**(114,512)**	–
其他投資現金流量	**(373,891)**	(405,571)	**(47,935)**	(51,996)
投資活動所用現金淨額	**(1,267,085)**	(405,571)	**(162,447)**	(51,996)
融資活動				
新造銀行貸款	**1,077,970**	226,417	**138,073**	29,028
償還銀行款項	**(253,216)**	(81,636)	**(32,464)**	(10,466)
其他融資現金流量	**(158,466)**	(236,291)	**(20,188)**	(30,294)
來自（用於）融資活動之現金淨額	**666,288**	(91,510)	**85,421**	(11,732)
現金及現金等額減少淨額	**(140,584)**	(816,908)	**(18,022)**	(104,731)
於一月一日之現金及現金等額	**3,450,073**	3,807,194	**442,317**	488,102
匯率折算之差額	**(52,264)**	(16,928)	**(6,702)**	(2,171)
於六月三十日之現金及現金等額	**3,257,225**	2,973,358	**417,593**	381,200
現金及現金等額結餘之分析 可分為：				
銀行結餘、存款及現金	**3,677,219**	3,268,036	**471,438**	418,979
銀行透支	**(419,994)**	(294,678)	**(53,845)**	(37,779)
	3,257,225	2,973,358	**417,593**	381,200

簡明綜合權益變動表（未經審核）

截至二零零七年六月三十日止六個月

	母公司權益持有人應佔權益								
	股本 千港元	股份溢價 千港元	可換股債券股本儲備 千港元	換算儲備 千港元	以股份形式給予僱員之酬勞儲備 千港元	保留溢利 千港元	總額 千港元	少數股東權益 千港元	權益總額 千港元
於二零零六年一月一日	146,172	2,732,809	26,334	(6,205)	6,703	3,206,526	6,112,339	120,670	6,233,009
換算海外業務之匯兑差額	–	–	–	42,005	–	–	42,005	147	42,152
直接於確認權益之淨收入	–	–	–	42,005	–	–	42,005	147	42,152
本期間溢利	–	–	–	–	–	503,630	503,630	3,278	506,908
已確認本期間收入及開支總額	–	–	–	42,005	–	503,630	545,635	3,425	549,060
支付予少數權益持有人之股息	–	–	–	–	–	–	–	(39,005)	(39,005)
增購於附屬公司之權益	–	–	–	–	–	–	–	(7,644)	(7,644)
按溢價發行股份	343	21,499	–	–	–	–	21,842	–	21,842
確認股本結算股份付款	–	–	–	–	7,928	–	7,928	–	7,928
末期股息－二零零五年	–	–	–	–	–	(184,609)	(184,609)	–	(184,609)
於二零零六年六月三十日	146,515	2,754,308	26,334	35,800	14,631	3,525,547	6,503,135	77,446	6,580,581
換算海外業務之匯兑差額	–	–	–	20,686	–	–	20,686	72	20,758
直接於確認權益之淨收入	–	–	–	20,686	–	–	20,686	72	20,758
本期間溢利	–	–	–	–	–	568,234	568,234	3,927	572,161
已確認本期間收入及開支總額	–	–	–	20,686	–	568,234	588,920	3,999	592,919
按溢價發行股份	7	541	–	–	–	–	548	–	548
確認股本結算股份付款	–	–	–	–	(837)	–	(837)	–	(837)
中期股息－二零零六年	–	–	–	–	–	(95,236)	(95,236)	–	(95,236)
於二零零六年十二月三十一日及於二零零七年一月一日	146,522	2,754,849	26,334	56,486	13,794	3,998,545	6,996,530	81,445	7,077,975
換算海外業務之匯兑差額	–	–	–	32,401	–	–	32,401	1	32,402
直接於確認權益之淨收入	–	–	–	32,401	–	–	32,401	1	32,402
本期間溢利	–	–	–	–	–	509,270	509,270	3,554	512,824
已確認本期間收入及開支總額	–	–	–	32,401	–	509,270	541,671	3,555	545,226
按溢價發行股份	3,983	138,989	–	–	–	–	142,972	–	142,972
確認股本結算股份付款	–	–	–	–	4,997	–	4,997	–	4,997
末期股息－二零零六年	–	–	–	–	–	(189,636)	(189,636)	–	(189,636)
於二零零七年六月三十日	**150,505**	**2,893,838**	**26,334**	**88,887**	**18,791**	**4,318,179**	**7,496,534**	**85,000**	**7,581,534**

簡明綜合財務報表附註（未經審核）

1. **編製基準及會計政策**

本簡明綜合財務報表乃按香港會計師公會頒佈之香港會計準則（「香港會計準則」）第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄十六之適用披露規定編製。

本簡明綜合財務報表所採納之會計政策與本集團編製截至二零零六年三月三十一日止年度之年度財務報表所採用者一致。

於本中期期間，本集團已首次應用香港會計師公會頒佈之多項新訂準則，變更及註釋（以下統稱「新訂《香港財務報告準則》」），該等準則由二零零七年一月一日開始之本集團會計年度生效。

《香港會計準則》第1號（修訂）	資本披露[1]
《香港會計準則》第7號	金融工具－披露[1]
《香港國際財務報告解釋委員會》－詮釋第7號	根據香港會計準則第29號「於惡性通脹經濟中之財務申報」應用重列法[2]
《香港國際財務報告解釋委員會》－詮釋第8號	《香港財務報告準則》第2號的範圍[3]
《香港國際財務報告解釋委員會》－詮釋第9號	再評估附帶衍生工具[4]
《香港國際財務報告解釋委員會》－詮釋第10號	中期財務報告及減值[5]

[1] 於二零零七年一月一日或以後開始之會計年度期間生效。
[2] 於二零零六年三月一日或以後開始的會計年度期間生效。
[3] 於二零零六年五月一日或以後開始的會計年度期間生效。
[4] 於二零零六年六月一日或以後開始的會計年度期間生效。
[5] 於二零零六年十一月一日或以後開始的會計年度期間生效。

採納新訂《香港財務報告準則》對本集團於本期間或過往會計期間之業績或財務狀況並無重大影響。因此，無需要作出前期調整。

本集團並未提前應用下列已頒佈但尚未生效之新準則或詮釋。

《香港會計準則》第23號（修訂）	借貸成本[1]
《香港財務報告準則》第8號	營業分部[1]
《香港國際財務報告解釋委員會》－詮釋第11號	《香港財務報告準則》第2號－集團和庫存股份交易[2]
《香港國際財務報告解釋委員會》－詮釋第12號	服務特許安排[3]

[1] 於二零零九年一月一日或以後開始之會計年度期間生效。
[2] 於二零零七年三月一日或以後開始的會計年度期間生效。
[3] 於二零零八年一月一日或以後開始的會計年度期間生效。

本公司董事預期應用該等準則或詮釋將不會對本集團之業績及財政狀況造成重大影響。

2. 業務及市場分析資料

	截至六月三十日止六個月			
	營業額		分類業績	
	2007	2006	2007	2006
	千港元	千港元	千港元	千港元
以主要業務劃分：				
製造及經銷：				
電動工具	**8,248,963**	8,756,458	**685,964**	677,714
地板護理	**3,679,365**	1,980,492	**121,878**	89,425
	11,928,328	10,736,950	**807,842**	767,139
以地域市場劃分：				
北美洲	**8,742,494**	7,855,786	**616,600**	588,058
歐洲及其他國家	**3,185,834**	2,881,164	**191,242**	179,081
	11,928,328	10,736,950	**807,842**	767,139

3. 稅項

	截至六月三十日止六個月	
	2007	2006
	千港元	千港元
稅項支出(計入)總額包括：		
按本期間之估計應課稅溢利以17.5%稅率計算之香港利得稅	**23,536**	21,624
海外稅項	**66,059**	102,585
遞延稅項	**(11,193)**	(47,618)
	78,402	76,591

其他司法權區之稅項按有關地區之適用稅率計算。

4. 期內溢利

	截至六月三十日止六個月	
	2007	2006
	千港元	千港元
期內溢利已扣除下列各項：		
物業、廠房及設備折舊及攤銷	**275,633**	251,880
租賃預付款項攤銷	**722**	691
無形資產攤銷	**60,992**	37,252
員工成本	**1,531,983**	1,271,128

在其他收入賬目內記入一項源於法律訴訟而達成庭外和解的收入。和解協議訂明雙方不可披露爭議事件的性質、爭議各方身份及和解協議的其他條款。

5. 每股盈利

本公司普通股股東應佔每股基本及攤薄盈利乃根據以下數據計算：

	截至六月三十日止六個月	
	2007	2006
	千港元	千港元
用作計算每股基本盈利之盈利：		
母公司權益持有人應佔期內溢利	**509,270**	503,630
潛在普通股之攤薄影響：		
可換股債券實際利息	**11,454**	11,255
用作計算每股攤薄盈利之盈利	**520,724**	514,885
用作計算每股基本盈利之普通股加權平均數：	**1,476,088,480**	1,463,993,084
潛在普通股之攤薄影響：		
優先認股權	**27,805,574**	33,052,278
可換股債券	**65,922,585**	65,922,585
用作計算每股攤薄盈利之普通股加權平均數	**1,569,816,639**	1,562,967,947

6. **新增物業、廠房及設備**

期內,本集團動用約309,000,000港元購置物業、廠房及設備(截至二零零六年六月三十日止六個月:240,000,000港元)及約441,000,000港元(截至二零零六年六月三十日止六個月:無)透過收購附屬公司購入物業、廠房及設備。

7. **銷售賬款及其他應收賬**

本集團給予客戶之掛賬期介乎六十日至一百二十日。銷售賬款之賬齡分析如下:

	2007 6月30日 千港元	2006 12月31日 千港元
零至六十日	**3,849,172**	3,143,989
六十一日至一百二十日	**336,300**	230,131
一百二十一日或以上	**129,499**	103,977
銷售賬款總額	**4,314,971**	3,478,097
其他應收賬	**550,484**	348,941
	4,865,455	3,827,038

本集團於二零零七年六月三十日之所有應收票據於120日內到期。

8. **採購賬款及其他應付賬**

採購賬款之賬齡分析如下:

	2007 6月30日 千港元	2006 12月31日 千港元
零至六十日	**1,941,444**	1,345,473
六十一日至一百二十日	**53,939**	91,696
一百二十一日或以上	**16,702**	30,547
採購賬款總額	**2,012,085**	1,467,716
其他應付賬	**2,329,366**	1,650,404
	4,341,451	3,118,120

本集團於二零零七年六月三十日之所有應付票據於120日內到期。

9. 股本

	股份數目		股本	
	2007	2006	**2007**	2006
	6月30日	12月31日	**6月30日**	12月31日
	千港元	千港元	**千港元**	千港元
每股面值0.1港元之普通股				
法定股本	**2,400,000,000**	2,400,000,000	**240,000**	240,000
已發行及繳足股本：				
於一月一日每股面值0.10港元之股份	**1,465,223,652**	1,461,720,652	**146,522**	146,172
按行使優先認股權發行股份	**39,827,000**	3,503,000	**3,983**	350
於十二月三十一日每股面值0.10港元之股份	**1,505,050,652**	1,465,223,652	**150,505**	146,522

期內發行之股份在各方面與既有之股份享有同等權益。

10. 資本承擔

	2007	2006
	6月30日	12月31日
	千港元	千港元
已訂約但於財務報表中未撥備有關購買物業、廠房及設備和特許使用權之資本開支	**468,180**	516,648
已批准但於財務報表中未訂約有關購買物業、廠房及設備之資本開支	**161,652**	103,443

11. 或然負債

	2007	2006
	6月30日	12月31日
	千港元	千港元
就聯營公司所動用之信貸融資而向銀行提供之擔保	**33,352**	36,026

12. 美元等同金額

本公司之功能貨幣為美元。本集團之呈列貨幣為港元，原因為本公司乃一間於香港註冊成立之公眾有限公司而本公司之主要營業地點位於香港。中期財務資料包括簡明綜合收益表、簡明綜合資產負債表及簡明綜合現金流量報表以本公司功能貨幣呈列時乃僅供參考。

13. 比較數字

若干比較數字已重新歸類以符合本期間財務報表之編列形式。

14. 銀行貸款

期內，本集團取得新銀行貸款合計1,077,000,000港元。該等貸款以市場年利率4.41-6.41厘計息，並須於5年內分期償還。所得款項已用作營運資金。

15. 收購附屬公司

於二零零六年十二月七日，董事宣佈，本公司於二零零六年十二月六日與LUS訂立有條件買賣協議(「有條件買賣協議」)以向Whirlpool Corporation若干附屬公司購買Hoover地板護理業務。購買Hoover資產及兩間營運附屬公司之總代價為支付107,100,000美元現金予Maytag Corporation(代表其本身及其他賣方)。直接交易成本約為7,400,000美元。因此，總收購成本為114,500,000美元。

誠如本公司日期為二零零七年一月三十日之公佈所述，有條件買賣協議之全部條件已獲履行，而該交易已於二零零七年一月三十日完成，並已於交易完成時動用內部資源全面結算。

若干已收購附屬公司資產及負債乃暫時釐定，因此導致收購人所佔被收購人可資識別資產、負債及或然負債之權益淨公平值超出成本。

16. 中期股息

本期派發中期股息為每股6.50港仙(二零零六年：6.50港仙)。

企業管治及其他資料

董事及主要行政人員之權益

於二零零七年六月三十日，依據證券及期貨條例（「證券及期貨條例」）第XV部第7及8分部已通知本公司，本公司之董事及主要行政人員擁有本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債權證之權益及淡倉（包括依據證券及期貨條例規定該董事或主要行政人員被視為擁有之權益及淡倉），或根據證券及期貨條例第352條規定須予保存之登記冊所記錄，或依據本公司所採納載於香港聯合交易所有限公司證券上市規則（「主板上市規則」）附錄十所載的《上市發行人董事進行證券交易的標準守則》已另行通知本公司及香港聯合交易所有限公司之權益如下：

董事姓名	身份權益性質	股份權益（依據股本衍生工具而持有除外）*	依據股本衍生工具而持有之相關股份權益*	股份相關股份權益總額	佔權益總額之概約百分比
Horst Julius Pudwill先生	實益擁有人	103,337,500	960,000	327,717,294	21.77%
	配偶權益	760,000	–		
	受控法團權益	222,659,794(2)	–		
鍾志平博士太平紳士	實益擁有人	126,405,948	960,000	164,576,978	10.93%
	配偶權益	136,000	–		
	受控法團權益	37,075,030(3)	–		
陳建華先生	實益擁有人	–	1,000,000	1,000,000	0.07%
陳志聰先生	實益擁有人	–	3,000,000	3,000,000	0.20%
Stephan Horst Pudwill先生	實益擁有人	4,054,500	100,000	4,154,500	0.28%
張定球先生	實益擁有人	1,920,000	–	1,920,000	0.13%
Joel Arthur Schleicher先生	實益擁有人	100,000	300,000	460,000	0.03%
	配偶權益	–	60,000(1)		
Christopher Patrick Langley先生OBE	實益擁有人	500,000	200,000	700,000	0.05%
Manfred Kuhlmann先生	實益擁有人	–	100,000	100,000	0.01%

附註：

(1) 上述股份及相關股份之權益均屬於本公司的好倉。

本公司之董事擁有依據由實益擁有人所持有之股本衍生工具而持有之相關股份權益，乃為依據本公司採納之優先認股計劃分別授予該等董事之優先認股權，有關詳情另外載於下文「優先認股權」一節。優先認股權以實物方式交收及屬於非上市。

Joel Arthur Schleicher先生之配偶擁有依據上市股本衍生工具而持有之相關股份權益，乃為依據12,000份美國預託證券形式持有之60,000股相關股份權益，每份代表5股本公司股份。

(2) 此等股份由下列公司持有，而下列公司則由Horst Julius Pudwill先生實益擁有：

	股份數目
Sunning Inc.	185,584,764
Cordless Industries Company Limited*	37,075,030
	222,659,794

(3) 此等股份由Cordless Industries Company Limited*持有，而鍾志平博士太平紳士在該公司擁有實益權益。

* *Cordless Industries Company Limited 由Horst Julius Pudwill先生擁有70%及鍾志平博士太平紳士擁有30%。*

除上文所披露者外，於二零零七年六月三十日，本公司之董事及主要行政人員概無擁有本公司及其相聯法團(定義見證券及期貨條例第XV部)之任何股份、相關股份或債權證之權益或淡倉。

優先認股權

截至二零零七年六月三十日止六個月，本公司之優先認股權變動如下表所列：

優先認股權持有人	授予優先認股權日期	優先認股權計劃類別*	於二零零七年一月一日尚未行使之優先認股權	於期內授出之認股權*	於期內行使之認股權	於期內失效	於二零零七年六月三十日尚未行使之優先認股權	認購價港元	行使期
董事									
Horst Julius Pudwill先生	28.6.2002	C	25,728,000	–	25,728,000	–	–	3.600	28.6.2002 – 27.6.2007
	19.9.2003	C	560,000	–	–	–	560,000	8.685	19.9.2003 – 18.9.2008
	25.2.2004	C	400,000	–	–	–	400,000	12.170	25.2.2004 – 24.2.2009
鍾志平博士太平紳士	28.6.2002	C	12,864,000	–	12,864,000	–	–	3.600	28.6.2002 – 27.6.2007
	19.9.2003	C	560,000	–	–	–	560,000	8.685	19.9.2003 – 18.9.2008
	25.2.2004	C	400,000	–	–	–	400,000	12.170	25.2.2004 – 24.2.2009
陳建華先生	1.3.2004	C	1,000,000	–	–	–	1,000,000	12.525	1.3.2004 – 28.2.2009
陳志聰先生	17.7.2003	C	1,000,000	–	–	–	1,000,000	7.625	17.7.2003 – 16.7.2008
	19.9.2003	C	500,000	–	–	–	500,000	8.685	19.9.2003 – 18.9.2008
	25.2.2004	C	1,000,000	–	–	–	1,000,000	12.170	25.2.2004 – 24.2.2009
	1.3.2004	C	500,000	–	–	–	500,000	12.525	1.3.2004 – 28.2.2009
Stephan Horst Pudwill先生	1.3.2004	C	100,000	–	–	–	100,000	12.525	1.3.2004 – 28.2.2009
Joel Arthur Schleicher先生	17.7.2003	C	200,000	–	–	–	200,000	7.625	17.7.2003 – 16.7.2008
	25.2.2004	C	100,000	–	–	–	100,000	12.170	25.2.2004 – 24.2.2009
Christopher Patrick Langley先生OBE	17.7.2003	C	100,000	–	–	–	100,000	7.625	17.7.2003 – 16.7.2008
	25.2.2004	C	100,000	–	–	–	100,000	12.170	25.2.2004 – 24.2.2009
Manfred Kuhlmann先生	7.2.2005	C	100,000	–	–	–	100,000	17.750	7.2.2005 – 6.2.2010
董事獲授總額			45,212,000	–	38,592,000	–	6,620,000		

購股權持有人類別	授予購股權日期	購股權計劃類別	於期初尚未行使之購股權數目	期內授予之購股權數目	期內行使之購股權數目	於期內失效	於期末尚未行使之購股權數目	認購價 港元	行使期
僱員	30.4.2002	C	1,215,000	–	1,215,000	–	–	3.200	30.4.2002 – 29.4.2007
	17.7.2003	C	2,674,000	–	20,000	–	2,654,000	7.625	17.7.2003 – 16.7.2008
	19.9.2003	C	204,000	–	–	–	204,000	8.685	19.9.2003 – 18.9.2008
	1.3.2004	C	5,897,000	–	–	131,000	5,766,000	12.525	1.3.2004 – 28.2.2009
	14.4.2004	C	200,000	–	–	–	200,000	12.950	14.4.2004 – 13.4.2009
	5.5.2004	C	300,000	–	–	200,000	100,000	11.050	5.5.2004 – 4.5.2009
	7.6.2004	C	200,000	–	–	–	200,000	12.000	7.6.2004 – 6.6.2009
	2.10.2004	C	1,000,000	–	–	–	1,000,000	15.350	2.10.2004 – 1.10.2009
	13.12.2004	C	250,000	–	–	–	250,000	15.710	13.12.2004 – 12.12.2009
	17.1.2005	C	150,000	–	–	–	150,000	16.520	17.1.2005 – 16.1.2010
	7.2.2005	C	100,000	–	–	–	100,000	17.750	7.2.2005 – 6.2.2010
	7.4.2005	C	200,000	–	–	–	200,000	17.210	7.4.2005 – 6.4.2010
	27.4.2005	C	25,000	–	–	–	25,000	17.660	27.4.2005 – 26.4.2010
	10.5.2005	C	200,000	–	–	200,000	–	17.200	10.5.2005 – 9.5.2010
	1.6.2005	C	20,000	–	–	–	20,000	17.420	1.6.2005 – 31.5.2010
	17.6.2005	C	250,000	–	–	–	250,000	17.950	17.6.2005 – 16.6.2010
	27.6.2005	C	500,000	–	–	–	500,000	19.200	27.6.2005 – 26.6.2010
	1.1.2006	C	300,000	–	–	–	300,000	18.690	1.1.2006 – 31.12.2010
	1.3.2006	C	3,564,000	–	–	37,000	3,527,000	13.970	1.3.2006 – 28.2.2011
	10.3.2006	C	150,000	–	–	–	150,000	14.350	10.3.2006 – 9.3.2011
	25.4.2006	C	20,000	–	–	–	20,000	13.700	25.4.2006 – 24.4.2011
	15.6.2006	C	200,000	–	–	–	200,000	10.270	15.6.2006 – 14.6.2011
	17.6.2006	C	350,000	–	–	–	350,000	10.550	17.6.2006 – 16.6.2011
	3.7.2006	C	25,000	–	–	–	25,000	10.700	3.7.2006 – 2.7.2011
	4.10.2006	C	75,000	–	–	–	75,000	11.628	4.10.2006 – 3.10.2011
	1.11.2006	C	1,500,000	–	–	–	1,500,000	11.252	1.11.2006 – 31.10.2011
	3.11.2006	C	100,000	–	–	–	100,000	11.480	3.11.2006 – 2.11.2011
	8.11.2006	C	30,000	–	–	–	30,000	12.200	8.11.2006 – 7.11.2011
	4.12.2006	C	150,000	–	–	–	150,000	10.952	4.12.2006 – 3.12.2011
	13.12.2006	C	20,000	–	–	–	20,000	10.560	13.12.2006 – 11.12.2011
	1.1.2007	C	–	150,000	–	–	150,000	10.080	1.1.2007 – 31.12.2011
	6.3.2007	C	–	7,460,000	–	–	7,460,000	10.572	6.3.2007 – 5.3.2012
僱員獲授總額			19,869,000	7,610,000	1,235,000	568,000	25,676,000		
所有類別總額			**65,081,000**	**7,610,000**	**39,827,000**	**568,000**	**32,296,000**		

	於期初尚未行使之購股權數目	期內授予之購股權數目	期內行使之購股權數目	於期內失效	於期末尚未行使之購股權數目	佔本公司已發行股本之百分比
C計劃下之總額[1]	**65,081,000**	**7,610,000**	**39,827,000**	**568,000**	**32,296,000**	**2.15%**

附註：

(1) C計劃乃於二零零二年三月二十八日獲本公司採納之優先認股計劃。C計劃已於二零零七年三月二十七日屆滿。本公司於二零零七年五月二十九日採納D計劃。截至二零零七年六月三十日止，並未在D計劃項下授出優先認股權。

(2) 緊接各個授出日期前，本公司股份之收市價介乎9.9港元至10.08港元。於本期間在C計劃項下授予之優先認股權可於授予日期起計直至屆滿五年之該日止期間任何時間行使。

(3) 緊接優先認股權行使日期之前，本公司股份之加權平均收市價為10.60港元。

(4) 本期間內並無優先認股權被註銷。

(5) 公平值按Black-Scholes定價模式計算，有關模式所用之主要假設如下：

授出日期	行使價 港元	優先認股權 預計年限	根據過往 股價波幅計算 之預計波幅	香港外匯 基金債券息率	預計每年 股息收益率
1.1.2007	10.080	3年	35%	3.595%	1.5%
6.3.2007	10.572	3年	35%	4.014%	1.5%

所有優先認股權已於授出日期全數歸屬。

就計算公平值而言，由於缺乏過往數據，故並無就預期將予沒收之優先認股權作出任何調整。

Black-Scholes定價模式要求採用極為主觀之假設，包括股價波幅。由於採用該等主觀假設之變動可重大影響公平值估值，因此董事認為現行模式未必能可靠地作為計量優先認股權公平值之唯一方式。

本公司股份於授出日期之加權平均收市價介乎每份優先認股權為9.90港元。

預計波幅按本公司股價於過往三年之歷史波幅釐定。模式所用預計年限已就不可轉讓性、行使限制及行為考慮因素加以調整，按管理層最佳預計作出。

截至二零零七年六月三十日止六個月期間，本集團就本公司所授出優先認股權確認開支總額4,998,000港元。

本期間授出之優先認股權公平值按多個授出日期介乎每份優先認股權2.55港元至2.56港元計量。於本期間授出之優先認股權加權平均公平值為每份優先認股權2.56港元。

符合主板上市規則的《標準守則》

董事會已採納主板上市規則附錄十所載之《上市發行人董事進行證券交易的標準守則》的條文(「標準守則」)。本公司確認，經向各董事作出特定查詢後，全體董事已確認彼等於截至二零零七年六月三十日止六個月期間均符合標準守則。董事會亦採納條款並不較標準守則寬鬆之操守守則，該操守守則適用於所有有關僱員之證券交易，而該等僱員可能掌握本公司未公佈之股價敏感資料，有關操守守則並已發載於本公司網站(www.ttigroup.com)。

董事會委員會

審核委員會：審核委員會已於一九九九年成立。審核委員會之職責及職能採納職權範圍書已於本公司網站(www.ttigroup.com)刊載。審核委員會之職責及職能為協助董事會，以確保內部監控制度有效運作且符合本公司於主板上市規則及其他適用法例及規例下之責任，以及監督本公司財務報表之完整性。

審核委員會由本公司三名獨立非執行董事組成，包括Joel Arthur Schleicher先生(主席)、Christopher Patrick Langley先生OBE及Manfred Kuhlmann先生。審核委員會全體成員均具備專業、財務或會計資格。

審核委員會訂於二零零七年舉行五次定期會議，於期內已舉行三次會議。

自二零零五年內部審核(「內部審核」)職能已根據審核委員會批准之職權範圍訂立。以積極監控及參與，以改善集團風險管理及內部監控結構。內部審計主管直接向審核委員會報告有關風險評估範圍及年度審核計劃之事宜，行政事宜則向行政總裁報告。內部審核職能之運作程序由審核委員會及行政總裁審批。內部審核職能採用風險評估方式制定其年度審核計劃。任何視為高風險之審核實體須每年審閱，而低風險審核實體則於三年內輪流審閱。除定期之審計審閱外，內部審核亦可能不時應審核委員會及本公司管理層之要求進行特別審閱。二零零七年度審核計劃已於二零零六年十一月呈交審核委員會批核。

薪酬委員會：薪酬委員會已於二零零五年成立。薪酬委員會之職責及職能採納職權範圍書已於本公司網站(www.ttigroup.com)刊載。薪酬委員會之職責及職能為協助董事會就制定本集團整體人力資源策略及本集團董事與高級管理人員薪酬設立及管理公平且具透明度之程序，並按僱員之優點、資歷及才能及參考本公司營運業績、個別員工表現及可資比較市場數據後，釐定彼等之薪酬待遇。本公司設有優先認股計劃，作為給予董事及合資格僱員之獎勵。本公司截至二零零七年六月三十日止六個月之優先認股權變動之詳情載於本節「優先認股權」內。

薪酬委員會由四名成員組成，主席為非執行董事張定球先生，其他成員為獨立非執行董事Christopher Patrick Langley先生OBE、Joel Arthur Schleicher先生及Manfred Kuhlmann先生。薪酬委員會訂於二零零七年舉行兩次定期會議，於期內已舉行四次會議。

提名委員會：提名委員會已於二零零六年四月成立，提名委員會之職責及職能採納職權範圍亦已於本公司網站(www.ttigroup.com)刊載。提名委員會之職責及職能為確保董事會委任公平且具透明度，特別是協助董事會物色合適人選及作出推薦意見以供董事會及本公司股東考慮。

提名委員會由四名成員組成，主席為Horst Julius Pudwill先生，其他成員為非執行董事張定球先生，獨立非執行董事Christopher Patrick Langley先生OBE及Manfred Kuhlmann先生。提名委員會訂於二零零七年舉行兩次定期會議，於期內已舉行一次會議。

審閱財務報表

本報告所披露之財務資料符合主板上市規則附錄十六之規定。審核委員會已經連同本集團高級管理層審閱本報告；審核委員連同本公司之外聘核數師德勤•關黃陳方會計師行亦審閱截至二零零七年六月三十日止六個月期間之未經審核財務報表。審核委員會亦已連同本集團高級管理層審閱本集團所採納之會計原則及常規，以及討論內部監控及財務申報事宜。董事會確認其編製本集團賬目之責任。

投資者關係及股東通訊

本集團瞭解到與股東及投資界有效通訊之重要性。董事會已採納一項市場披露、投資者及傳媒關係之政策，該政策已於本公司網站(www.ttigroup.com)刊載，以確保本公司符合主板上市規則及其也適用法例及規例項下披露責任，且全體股東及有意投資人士均享有公平機會，以獲得及收取本集團發出之對外資料。

董事之重大合約權益

於本期間之結算日或本期間內任何時間，本公司之董事並無於本公司或其任何附屬公司所訂立之重大合約中直接或間接擁有重大權益。

購買、出售或贖回股份

本公司或其任何附屬公司於本期間內並無購買、出售或贖回本公司之股份。

承董事會命
主席兼行政總裁
Horst Julius Pudwill

香港
二零零七年八月二十一日

公司資料

董事會

集團執行董事

Horst Julius Pudwill先生
主席兼行政總裁

鍾志平博士太平紳士
副主席

陳建華先生
陳志聰先生
Stephan Horst Pudwill先生

非執行董事

張定球先生

獨立非執行董事

Joel Arthur Schleicher先生
Christopher Patrick Langley先生OBE
Manfred Kuhlmann先生

二零零七年財務事項日誌

六月三十日：	六個月中期業績結算日
八月二十一日：	公佈二零零七年度中期業績
九月十四日：	獲派二零零七年度中期股息之股東截止登記日期
九月十七日至十九日：	暫停辦理獲發中期股息之股東登記手續
九月二十八日：	派發中期股息
十二月三十一日：	財政年度結算日

投資者關係聯絡處

投資者關係及企業傳訊部
創科實業有限公司
香港新界荃灣
青山道388號
中國染廠大廈24樓
電郵：ir@tti.com.hk

網址

www.ttigroup.com

盈利業績、年報／中期報告於公司網站刊載。

上市資料

香港聯合交易所有限公司
普通股（股份編號：669）
二零零九年到期之零息可換股債券（編號：2591）
第一級美國預託證券收據（代號：TTNDY）

股份過戶登記處

卓佳秘書商務有限公司
香港皇后大道東28號
金鐘匯中心26樓
電話：(852) 2980 1888

美國預託證券託管商

The Bank of New York

主要往來銀行

香港上海滙豐銀行有限公司
花旗銀行
渣打銀行
恒生銀行

律師

張葉司徒陳律師事務所

核數師

德勤•關黃陳方會計師行

合資格會計師

陳志聰先生

公司秘書

陳志聰先生

商標

所有商標均為其各自擁有人之知識產權及受商標法保護。

本集團採用Ryobi®商標乃依據Ryobi Limited授出之特許使用權。

RIDGID®乃Ridgid, Inc.之註冊商標。Ridgid, Inc.乃位於美國聖路易斯的Emerson集團（紐約證券交易所：EMR）旗下的Emerson Professional Tools的業務之一。此等產品上所用橙色及橙灰混合色彩乃為RIDGID®品牌電動工具之商標。

Sears®、Craftsman®及Kenmore®品牌均為Sears Brands, LLC之註冊商標。


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12 Hoover® WindTunnel™ 氣筒直立式吸塵器
13 AEG® 12v BS12X 充電式衝擊鑽
14 FLC – Ultimax™ 照明技術太陽能標牌
15 Nomad® 12v 汽車供電式輕便高壓射水清潔器
16 Milwaukee® 18v 充電式鋰離子輕型衝擊鑽
17 Milwaukee® 18v 充電式鋰離子微型起子機
18 Milwaukee® 大型組合5kg AC 電錘 Kango 545S
19 Ryobi® 品牌18v 鋰離子電池
20 Ryobi® 品牌18v 兼用式充電機（鋰離子及鎳鎘）
21 Ryobi® 品牌充電式18v 鋰離子2 高速鑽孔機
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24 Ryobi® 品牌充電式18v 鋰離子工作燈

www.ttigroup.com


rewind
Turn brush roll for cleaning.
Turn for cleaning surfaces.
WINDTUNNEL

Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 669)

DATE OF BOARD MEETING

The board of directors (the "Board") of Techtronic Industries Company Limited (the "Company") hereby announces that a meeting of the Board will be held on Tuesday, 21 August 2007 at 10:00 a.m. at which the Board will, among other matters, approve the announcement of the interim results of the Company for the six months ended 30 June 2007 and consider the payment of an interim dividend.

By order of the Board
Techtronic Industries Company Limited
Chan Chi Chung
Company Secretary

Hong Kong, 9 August 2007

As at the date of this announcement, the Board of the Company comprises five Group Executive Directors, namely, Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Dr. Roy Chi Ping Chung JP (Vice Chairman), Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Mr. Stephan Horst Pudwill, one Non-Executive Director, namely, Mr. Vincent Ting Kau Cheung and three Independent Non-executive Directors, namely, Mr. Joel Arthur Schleicher, Mr. Christopher Patrick Langley OBE and Mr. Manfred Kuhlmann.

創科實業有限公司

(於香港註冊成立之有限公司)

(股份代號：669)

董事會召開日期

創科實業有限公司(「本公司」)董事會(「董事會」)謹此宣布，本公司將於二零零七年八月二十一日(星期二)上午十時舉行董事會會議，董事會將於會上通過議案，其中包括批准公布本公司截至二零零七年六月三十日止六個月中期業績，以及考慮派發中期股息。

承董事會命
創科實業有限公司
公司秘書
陳志聰

香港，二零零七年八月九日

於本公告日期，本公司董事會成員包括五名集團執行董事，即Horst Julius Pudwill先生(主席兼行政總裁)、鍾志平博士太平紳士(副主席)、陳建華先生、陳志聰先生及Stephan Horst Pudwill先生；一名非執行董事張定球先生；及三名獨立非執行董事，即Joel Arthur Schleicher先生、Christopher Patrick Langley先生OBE及Manfred Kuhlmann先生。

創科實業有限公司

(於香港註冊成立之有限公司)

(股份代號：669)

截至二零零七年六月三十日止六個月之業績公佈

摘要

	2007	2006	變化
	百萬港元	百萬港元	
營業額	**11,928.3**	10,737.0	+11.1%
除利息、稅項、折舊及攤銷前盈利	**1,092.6**	1,010.2	+8.2%
母公司權益持有人應佔溢利	**509.3**	503.6	+1.1%
每股盈利－基本(港仙)	**34.50**	34.40	+0.3%
每股中期股息(港仙)	**6.50**	6.50	—

- **上半年營業額及溢利創新高**
- **完成收購Hoover及業務整合達標**
- **電動工具及地板護理業務的營業額錄得雙位數字增長**
- **歐洲業務擴展**
- **公佈策略重整計劃**

本公司董事會(「董事」或「董事會」)欣然宣佈本公司及其附屬公司(統稱「本集團」)截至二零零七年六月三十日止六個月期間之未經審核綜合業績連同二零零六年之比較數字。

中期股息

董事會議決派發截至二零零七年六月三十日止六個月中期股息每股6.50港仙(二零零六年： 6.50港仙)。中期股息將派發予二零零七年九月十九日名列本公司股東名冊之股東。預期中期股息將約於二零零七年九月二十八日派發。

管理層討論及分析

創科實業矢志成為業界翹楚。於二零零七年上半年，本集團的優秀表現正是反映出旗下遍佈世界各地的員工的貢獻，把創科實業深感自豪的品牌、產品和服務送到終端用戶，這亦正是創科實業於二零零七年上半年較去年同期錄得營業額及溢利同創新高的強大動力。本公司的電動工具和地板護理業務上升、歐洲業務擴展，以及收購Hoover均帶動營業額增長。受惠於匯率收益及成本控制計劃，本集團的毛利率由去年31.3%增加至31.8%。期內母公司權益持有人應佔溢利為509,000,000港元，按年增長1.1%。每股基本盈利改善至34.50港仙。

集團總營業額為11,928,000,000港元，較二零零六年同期上升11.1%，未計收購Hoover後的收益貢獻前，地板護理業務持續向好，錄得雙位數字增長。電動工具業務主要因為戶外產品而有所下降，但本集團電動工具品牌的增長則抵銷了部份下降。本集團鋭意開發新產品及旗下品牌，增加研發投資及市場推廣支出，為未來業務發展奠下基礎。

策略性重新定位計劃

過去五年，本集團透過自然增長和收購活動，積極擴展業務，為了全力發揮收購活動及業務規模帶來的協同效益及增長空間，董事會已通過一系列策略性的業務重新定位措施，旨在大幅提升本集團的未來業務表現。此類措施包括：重新調配本集團的全球製造設施和產品開發能力；提高本集團知名品牌及產品於表現較遜色的地區的市場佔有率；重組新業務架構和資源，以便更有效管理品牌、產品和投資。

業務回顧

電動工具

電動工具業務的領先品牌包括Milwaukee®、AEG®、Ryobi®及Homelite®。在原材料成本持續上升的大氣候下，上半年電動工具業務仍錄得除利息及税項前盈利率8.3%，較去年的7.7%有所改善。北美及歐洲地區的核心電動工具業務錄得的綜合營業額較去年有所增長，而消費性及專業電動工具也同時錄得業務增長。溢利率因業務組合、生產力及外匯收益而有所改善。引入新產品、持續改進計劃(CIP)和Milwaukee整合計劃抵銷部分原材料成本和其他投入成本的升幅。受惠於生產效率提升及退出生產毛利較低的產品，戶外工具業務錄得盈利增幅，為將於二零零八年推出的新一代產品鋪路，但由於產品系列調整及天氣影響導致部分歐洲市場及北美業務放緩。電動工具整體業務較二零零六年同期輕微下跌5.8%至8,249,000,000港元，佔創科實業總營業額69.2%。

至於北美的電動工具業務，Ryobi®品牌憑藉旗下獨特的One+™ System繼續為消費者及價值主導的專業用家帶來驚喜。One+™充電式設計提供單一電池平台，適用於各式各樣不同電動工具產品系列，有助建立品牌忠誠度，長遠而言可增加終端用戶對產品的信賴。該系列亦定期推出新設計的產品及品種。Ryobi®品牌廣泛地涵蓋消費者及專業用戶，為本集團在所有市場情況下提供增長及盈利能力。

Milwaukee建立強大的領導團隊，積極落實專業電動工具的分銷渠道、加強產品組合，專注核心客戶群和產品類別、削減成本，將所節省的經費投入創新產品研發及增加市場推廣方面。至於本集團致力研發的鋰離子充電式電動工具，尤其是耐用的V28™和 V18™工具，為上半年帶來業務增長，而新產品將於下半年及隨後時間推出。用作創造Milwaukee® 產品及加強品牌忠誠度的Jobsite Solutions(工作地點解決方案)程式已於上半年全面實施並帶來理想效果。

在歐洲方面，電動工具業務繼續表現強勁，所有品牌市場的佔有率均有所提高。One+™ System和Ryobi®旗下其他產品系列在主要地區錄得顯著增長。專業電動工具品牌Milwaukee®和AEG®擴大在歐洲大部分市場的市場佔有率。全球推出全新產品系列,包括Homelite戶外產品業務推出全新MightyLite™手提式汽油推動剪草機、修邊機和吹風機。而電動工具配件業務在上半年繼續擴展。整體而言，本集團於歐洲市場推出超過40種新產品，有助取得新業務，並在本集團的客戶基礎上鞏固創科實業的地位。無論在地理區域、品牌及產品上，我們都見到商機處處，因此本集團已著手建立歐洲總部，以便統一落實本集團之策略及進一步加強與客戶的關係。

二零零六年下半年起，電動工具業務的營運持續獲得改善，Milwaukee的整合計劃進展順利並落實全球採購及CIP措施，但集團仍不時面對原材料方面的壓力。策略性重新定位計劃將進一步擴展至全球業務層面,全球產品規劃正分階段實施，各個概念開發中心將互相連接，並以終端用戶及產品類別作分類。集團內實施統一營運及財務計量，同時利用本公司之規模及網絡進行全球採購。上述措施將能為客戶創造最佳價值及服務。

地板護理

包括Hoover的貢獻，地板護理業務的營業額增長85.7%至3,679,000,000港元，佔創科實業總營業額30.8%。撇除來自收購Hoover後的收入，核心業務自二零零六年下半年開始改善後，亦錄得雙位數字增長。利潤增長36.3%，正是反映了集團的地板護理核心業務健康增長之成果。

本集團於二零零七年上半年主要集中上述Hoover整合。本集團欣然宣佈，就時間或節約成本角度而言，Hoover整合均正按計劃進行。Hoover®品牌作為市場上具領導地位的品牌，使本集團原已陣容鼎盛的品牌組合更加壯大。此舉正符合本集團追求卓越表現的品牌組合和產品創新的策略。除整合業務和策略性重新定位外，地板護理業務正朝全球業務統一架構發展，以便更專注進行產品開發、發展供應鏈和生產線，以提升業務。本集團亦在北美成立全球研發中心，專注和推動所有品牌和產品創新發展。

北美方面，由於Dirt Devil®手提式Kone™ 和直立Reaction™ 吸塵機在主要零售商的表現理想，帶動上半年核心業務增長。期內，透過廣告宣傳，終端用戶對該等創新產品的需求增加。而即將推出的新產品嶄新設計系列Kruz™ 及Kurv™ 手提式吸塵機將進一步鞏固Dirt Devil®品牌在在該等類別的市場地位。Hoover將推出全新附有獨立旋風吸塵的WindTunnel®直立式吸塵機。Hoover將受惠於本集團為一系列清潔器，包括WindTunnel®、FloorMate®及SteamVac®進行的廣泛電視宣傳，該等清潔器結合使用可讓消費者清潔家居每一角落。此外，本集團亦已推出Sears® Kenmore®首個系列直立式吸塵器。Sears® Kenmore®為本集團於二零零六年獲得的專有品牌。新成立的創科實業北美地板護理團隊已受惠於合併與理順Hoover®和Dirt Devil®的銷售團隊，以至其客戶服務及服務中心。

歐洲方面，Vax®和Dirt Devil®業務的營業額錄得強勁增長。以本土作為最大市場的英國領先品牌Vax®在競爭激烈的經濟環境下仍然錄得業務增長，主要受惠於筒型吸塵機營業額有所增加、多個新直立吸塵機成功推出、配合新產品的持續市場推廣計劃，以及擴充新零售渠道。期內，Vax®藉著推出新商用系列耐用吸塵機而進軍商用市場。而以本土為最大市場的德國領先品牌Dirt Devil®則透過推出多個創新真空罐吸塵機及向終端用戶進行市場推廣而取得增長。為配合策略性重新定位，年內上半年已展開業務發展計劃及設立新銷售辦事處，將品牌引進歐洲新市場。

財務回顧

財務業績

業績分析

回顧期內，營業額達11,900,000,000港元，較去年同期增加11.1%。母公司權益持有人應佔溢利為509,300,000港元，較去年同期的503,600,000港元增加1.1%。每股基本盈利為34.50港仙，較去年同期34.40港仙有輕微改善。

本集團業績包括Hoover業務的五個月收益。扣除Hoover之貢獻，現有業務的營業額與去年同期相若。除利息、稅項、折舊及攤銷前盈利(EBITA)和除利息及稅項前盈利(EBIT)分別增加3.8%及4.7%。各層面的利潤率均有所改善。EBITA比率為9.8%(二零零六年：9.4%)，EBIT比率為7.1%(二零零六年：6.7%)，純利率為4.8%(二零零六年：4.7%)。

毛利

毛利由31.3%改善至31.8%，主要受惠於歐元區匯率收益。新產品、成本控制計劃和集團協同效益抵銷部分原材料成本上升和人民幣升值的影響。

營運開支

總營運開支增加26.6%至3,400,000,000港元，佔營業額28.2%(二零零六年：24.7%)，主要用作整合營運效率較低的Hoover所致。撇除Hoover，總開支增加4.5%，佔收入26.0%(二零零六年：24.7%)。增幅主要由於期內研發開支增加20.1%，佔總收入2.5%(二零零六年：2.1%)。

在其他收入賬目內記入一項源於法律訴訟而達成庭外和解的收入。和解協議訂明雙方不可披露爭議事件的性質、爭議各方身份及和解協議的其他條款。

年內淨利息開支為167,600,000港元，去年為140,200,000港元。增幅主要由於年內融資成本增加、Hoover營運及擴充廠房需要額外營運資金所致。淨利對利息支出倍數(即除利息及稅項前盈利相對於淨利息開支總額之倍數)處於4.5倍之水平(二零零六年：5.1倍)。

期內實際稅率為13.3%(二零零六年：13.1%)。用作Hoover業務的款項將為本集團提供更有效之稅務規劃。

流動資金及財務資源

股東資金

股東資金總額達7,500,000,000港元，而二零零六年十二月三十一日為7,000,000,000港元，增長達7.1%。

財務狀況

本集團的淨負債比率(即淨借貸總額佔母公司權益持有人應佔權益之百分比)為79.3%，而二零零六年底為74.1%，去年同期則為76.2%。由於進行Hoover收購，本集團之負債比率有所上升，原因是部分款項由內部資源支付及需要額外營運資金。本集團有信心負債比率將於成功整合業務及加強營運資金管理後獲得改善。

銀行借貸

本集團繼續保持審慎及均衡之貸款組合。本集團受惠於二零零三年及二零零五年發行的定息票據及其他長期借貸，在息率上升的環境下，為本集團的貸款成本持續作出貢獻。

於二零零七年六月十二日，本集團接獲通知，已發行零息可換股債券140,000,000美元之其中127,900,000美元(佔已發行債券總額約91.4%)已行使認沽期權於二零零七年七月八日贖回。認沽金額已於到期日悉數支付。

本集團之借貸主要以美元及港元計算。除定息票據及已發行之零息可換股債券外，借貸全部按倫敦銀行同業拆息或香港最優惠貸款利率計算。由於本集團之業務收入主要以美元計算，因而發揮自然對沖作用，故匯率風險相對較低。本集團之庫務團隊將繼續密切監察和管理匯率及利率風險。

營運資金

與二零零六年十二月三十一日比較，併入Hoover業務後，總存貨由4,000,000,000港元增至5,200,000,000港元。存貨周轉日由67日增加4日，增至71日。存貨周轉期增加主要由於結算日製成品之付運安排，而上半年的存貨水平普遍較高。

應收賬款周轉日為60日，而二零零六年年底為54日，主要由於Hoover給予之信貸期有別。本集團審慎管理信貸風險，並對客戶群組的質素及銷售應收賬款感到滿意。

平均應付賬款日為57日(二零零六年：56日)，與去年相若。

資本開支

期內資本開支總額達309,300,000港元，包括廠房擴建。開支與集團資本撥款指引一致。

資本承擔及或然負債

於二零零七年六月三十日，總資本承擔為629,800,000港元，二零零六年十二月三十一日為620,100,000港元。

並無重大或然負債或並未於資產負債表列賬之承擔。

抵押

本集團之資產概無用作抵押或附有任何產權負擔。

收購

二零零六年十二月七日，董事會宣佈本公司已於二零零六年十二月六日(美國東部標準時間)訂立有條件買賣協議(「買賣協議」)，向惠而浦之若干附屬公司購買Hoover®地板護理業務。購買Hoover®資產及兩家營運附屬公司之總代價包括向Maytag Corporation(代表其本身及其他賣方)支付現金107,000,000美元(約831,000,000港元)。

據本集團於二零零七年一月三十日發表之公告所述，買賣協議所載條件已全部達成，而該項交易已於二零零七年一月三十一日完成，代價於交易結束時以內部資源悉數支付。

本集團正根據香港財務報告準則第3號「業務合併」對購入資產與負債進行評估。因此，本集團已聘請專門從事對購入物業、廠房及設備、無形資產及長期退休福利進行估值之估值師及精算師進行評估。本集團預期有關估值將於本年度第四季完成及審核。

策略性重新定位

過去五年，本集團透過自然增長和收購活動，積極擴展業務，為了全力發揮收購活動及業務規模帶來的協同效益及增長空間，董事會已通過一系列策略性的業務重新定位措施，旨在大幅提升本集團的未來業務表現。此類措施包括：重新調配本集團的全球製造設施和產品開發能力；提高本集團知名品牌及產品於表現較遜色的地區的市場佔有率；重組新業務架構和資源，以便更有效管理品牌、產品和投資。

本集團於上半年開始實施此計劃，業務重組產生之稅前支出為64,700,000港元(8,300,000美元)。除重組的支出外，本集團亦產生不符合計入香港財務報告準則有關退出成本之相關稅前開支23,000,000港元(3,000,000美元)，並已於上半年計入本集團之營運成本內。由於計劃繼續執行，本集團估計因計劃產生之稅前成本約為1,105,000,000港元(142,000,000美元)，795,000,000港元(102,000,000美元)將於二零零七年下半年入賬，餘額將於二零零八年入賬。本集團估計其中非現金部分約為429,000,000港元(55,000,000美元)。本集團估計現金部分的35%，即約238,000,000港元(31,000,000美元)將於二零零七年支付，其中54%，即約367,000,000港元(47,000,000美元)將於二零零八年支付，餘額將於二零零九年支付。除該等重組開支外，本集團預計將會產生不符合計入退出成本之除稅前開支172,000,000港元(22,000,000美元)，該等開支將於未來三年計入本集團之營運成本內。

策略性重新定位計劃完成後，預期每年將節省除稅前開支超過550,000,000港元(70,000,000美元)。

人力資源

本集團在香港及海外共聘用23,674名僱員（二零零六年：23,468名僱員）。期內之員工成本總額為（包括Hoover）1,532,000,000港元， 相比於去年同期則為1,271,100,000港元（不包括Hoover）。

本集團認為人才對業務之持續發展及盈利能力極為重要，並一直致力提升所有員工之質素、工作能力及技術水平。為此，本集團在企業內提供與職務相關之培訓以及領袖發展計劃。本集團繼續提供理想薪酬，並根據集團整體表現與個別員工表現向合資格員工酌情發放優先認股權及花紅。

展望

展望未來，強勁品牌、創新產品、優秀人才及最佳價值的理念將繼續帶領本集團邁向成功。本集團對旗下產品品牌充滿信心。該等品牌均秉承提供創新和高質素產品的傳統。本集團勢必繼續秉承傳統，讓負責的人材盡情發揮各品牌的優越性，在已成功基礎上再進一步邁進。本集團的策略和協同效益將有助本集團擴大其位於全球多個市場的產品系列，並提升其競爭優勢。總體而言，本公司對前景感到興奮，相信現時的建設及投資將令本公司的未來業績再創新高。

本集團的電動工具業務在北美具挑戰性的經濟環境下展現強勁實力。下半年的業務將受惠於強勁的歐洲業務、消費性工具的優勢、新產品推及改善的市場推廣策略，以吸引客戶選用本集團的品牌及新產品。本集團計劃於下半年推出鋰離子無線科技的主要新產品。地區擴展計劃方面,新中東辦事處及於墨西哥推出Ryobi® 等將為下半年帶來裨益。戶外產品業務可望於今年較後時間反彈，主要因為新產品開發計劃，包括Homelite® 電動剪草機和鏈鋸、Homelite® 汽油推動鏈鋸、Ryobi® 汽油推動剪草機和清洗機，它們將在北美推出，及於二零零八年後擴充至全球。此外，本集團計劃於下半年展開多項廣告及市場推廣業務活動，預期集中的市場推廣行動將獲得良好的反應。

Hoover整合計劃於上半年如期進行，與地板護理業務產生預期協同效益。營運方面，該項目運用創科實業的製造設施及供應鏈，並已開始為Hoover® 業務帶來效益。全球管理團隊及研發中心的設立，加上產品開發、銷售團隊、市場推廣及後勤支援辦事處與Dirt Devil® 業務進行整合，將於下半年為本集團帶來裨益。Hoover® 及Dirt Devil® 均將於下半年推出多個高增長潛力的新產品項目，這是現正進行的全球新產品計劃的初始步驟，將帶動業務增長再創新高。新市場的拓展將為歐洲業務帶來正面收益。此外，Sear® Kenmore® 吸塵機系列亦將繼續為本集團的地板護理業務作出貢獻。

本集團管理層將於未來三年全力執行策略性重新定位計劃，以符合本集團的策略及目標。由於全球低成本生產、原材料、物流和税務管理的大氣候不斷轉變，因此本集團需要評估旗下全球的生產計劃，此舉對本集團的未來盈利能力至為重要。上述涉及各個層面的廣泛計劃一旦落實執行，將為本集團的強勁品牌提供全新業務平台，確保本集團建基於過往成功基礎上，擴大產品類別及進軍新市場。此計劃亦會專注提高管理團隊的能力，通過內部領袖發展計劃和收購建立多元和經驗豐富的管理隊伍，以帶領各個部門。這將提升本集團產品及服務，提供最佳價值，並為本集團的全球營運及供應鏈引入最卓越的規範，善用研發資源於產品開發，擴展本集團地區銷售額、市場覆蓋範圍與專長。

審核委員會

董事會之審核委員會已於一九九九年成立。 就審核委員會之角色及功能採納書面職權已登載於本集團網站(www.ttigroup.com)。審核委員會之角色及職能為協助董事會， 確保內部監控制度行之有效、符合本公司根據主板上市規則及其他適用法例及規則須遵守之責任以及監察本集團財務報表之完整性。

審核委員會由本公司三名獨立非執行董事組成， 包括Joel Arthur Schleicher先生(主席)、Christopher Patrick Langley先生OBE及Manfred Kuhlmann先生。審核委員會全體成員均具備專業、財務或會計資格。

符合主板上市規則的《企業管治常規守則》

本公司確認，除下列外，其已於截至二零零七年六月三十日止六個月整段期間遵守主板上市規則附錄十四所載的《企業管治常規守則》中所有的守則條文：

1. 主席及行政總裁之職位均由Horst Julius Pudwill先生擔任。鑑於董事會及本集團高級管理層因Pudwill先生之領導、支援及經驗而大有得益，故本公司現時無意劃分主席及行政總裁之職能。

2. 由於董事須根據本公司之公司組織章程細則輪值告退及膺選連任，因此，概無董事按特定任期委任。根據本公司之公司組織章程細則第103條，董事會三分一成員須於各股週年大會退任及於符合資格之情況下膺選連任。

符合主板上市規則的《標準守則》

董事會已採納主板上市規則附錄十所載之《上市發行人董事進行證券交易的標準守則》的條文(「標準守則」)。本公司確認，經向各董事作出特定查詢後，全體董事已確認彼等於截至二零零七年六月三十日止六個月期間均符合標準守則。董事會亦採納條款並不較標準守則寬鬆之操守守則，該操守守則適用於所有有關僱員之證券交易，而該等僱員可能掌握本公司未公佈之股價敏感資料，有關操守守則並已發載於本公司網站(www.ttigroup.com)。

審閱財務報表

本公告所披露之財務資料符合上市規則附錄十六之規定。審核委員會已經連同本集團高級管理層審閱本公告，審核委員連同本公司之外聘核數師德勤・關黃陳方會計師行亦審閱截至二零零七年六月三十日止六個月期間之未經審核財務報表。審核委員會亦已連同本集團高級管理層審閱本集團所採納之會計原則及常規，以及討論內部監控及財務申報事宜。董事會確認其編製本集團賬目之責任。

購買、出售或贖回股份

本公司或其任何附屬公司於本期間內並無購買、出售或贖回本公司之股份。

暫停辦理股份過戶登記手續

本公司將於二零零七年九月十七日星期一至二零零七年九月十九日星期三(首尾兩天包括在)暫停辦理股份過戶登記手續。如欲獲派發中期股息，須於二零零七年九月十四日星期五下午四時前將所有過戶文件連同有關股票送交本公司之股份過戶登記處卓佳秘書商務有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。

刊發中期業績公告及中期業績報告

此業績公告登載在本公司網站(www.ttigroup.com)及香港交易及結算所有限公司網站。二零零七年中期業績報告將大約於二零零七年九月四日(星期二)寄發予股東，並於同日登載在同網站。

承董事會命
主席兼行政總裁
Horst Julius Pudwill

香港，二零零七年八月二十一日

於本公佈日期，董事會包括五名集團執行董事Horst Julius Pudwill先生（主席兼行政總裁）、鍾志平博士太平紳士（副主席）、陳建華先生、陳志聰先生及Stephan Horst Pudwill先生；一名非執行董事張定球先生；以及三名獨立非執行董事Joel Arthur Schleicher先生、Christopher Patrick Langley先生OBE及Manfred Kuhlmann先生。

所有商標均為其各自擁有人之知識產權及受商標法保護。

本集團採用Ryobi®商標乃依據Ryobi Limited授出之特許使用權。

RIDGID®乃Ridgid, Inc.之註冊商標。Ridgid, Inc.乃位於美國聖路易斯的Emerson集團（紐約證券交易所：EMR）旗下的Emerson Professional Tools的業務之一。此等產品上所用橙色及橙灰混合色彩乃為RIDGID®品牌電動工具之商標。

Sears®、Craftsman®及Kenmore®品牌均為Sears Brands, LLC之註冊商標。

業績概要

簡明綜合收入報表(未經審核)
截至二零零七年六月三十日止六個月

	附註	2007 千港元	2006 千港元	2007 千美元 (附註12)	2006 千美元 (附註12)
營業額	2	**11,928,328**	10,736,950	**1,529,273**	1,376,532
銷售成本		**(8,138,094)**	(7,376,562)	**(1,043,345)**	(945,713)
毛利總額		**3,790,234**	3,360,388	**485,928**	430,819
其他收入		**327,133**	17,253	**41,940**	2,212
利息收入		**47,914**	42,310	**6,143**	5,424
銷售、分銷、宣傳及保修費用		**(1,503,172)**	(1,195,151)	**(192,714)**	(153,224)
行政費用		**(1,581,014)**	(1,234,575)	**(202,694)**	(158,279)
研究及開發費用		**(273,253)**	(223,086)	**(35,032)**	(28,601)
財務成本		**(215,519)**	(182,491)	**(27,631)**	(23,396)
未計應佔聯營公司業績及税項前溢利		**592,323**	584,648	**75,940**	74,955
應佔聯營公司業績		**(1,097)**	(1,149)	**(141)**	(147)
除税前溢利		**591,226**	583,499	**75,799**	74,808
税項	3	**(78,402)**	(76,591)	**(10,052)**	(9,819)
期內溢利	4	**512,824**	506,908	**65,747**	64,989
應佔份額：					
母公司權益持有人		**509,270**	503,630	**65,291**	64,569
少數股東權益		**3,554**	3,278	**456**	420
		512,824	506,908	**65,747**	64,989
股息		**(189,636)**	(184,609)	**(24,312)**	(23,668)
每股盈利(港仙/美仙)	5				
基本		**34.50**	34.40	**4.42**	4.41
攤薄		**33.17**	32.94	**4.25**	4.22

簡明綜合資產負債表

於二零零七年六月三十日

	附註	2007 6月30日 千港元 (未經審核)	2006 12月31日 千港元 (經審核)	2007 6月30日 千美元 (附註12)	2006 12月31日 千美元 (附註12)
資產					
非流動資產					
物業、廠房及設備	6及10	**2,381,758**	1,791,746	**305,354**	229,711
租賃預付款項		**67,793**	66,659	**8,691**	8,546
商譽		**4,062,218**	4,042,996	**520,797**	518,333
無形資產		**1,686,551**	1,620,181	**216,224**	207,716
於聯營公司應佔資產額		**193,308**	192,989	**24,783**	24,742
可供出售證券		**43,449**	43,315	**5,570**	5,553
遞延税項資產		**759,840**	706,493	**97,415**	90,576
		9,194,917	8,464,379	**1,178,834**	1,085,177
流動資產					
存貨		**5,207,677**	4,019,883	**667,651**	515,370
銷售賬款及其他應收賬	7	**4,865,455**	3,827,038	**623,776**	490,646
訂金及預付款項		**773,237**	544,977	**99,133**	69,869
應收票據	7	**320,678**	578,560	**41,113**	74,174
可退回税項		**245,978**	150,312	**31,536**	19,271
聯營公司銷售賬款		**8,556**	8,554	**1,097**	1,097
於香港持作買賣的投資		**7,800**	7,800	**1,000**	1,000
銀行結餘、存款及現金		**3,677,219**	3,718,798	**471,438**	476,769
		15,106,600	12,855,922	**1,936,744**	1,648,196
流動負債					
採購賬款及其他應付賬	8	**4,341,451**	3,118,120	**556,597**	399,759
應付票據	8	**348,948**	335,455	**44,737**	43,007
保修撥備		**395,609**	369,638	**50,719**	47,389
聯營公司採購賬款		**1,293**	11,811	**166**	1,514
應繳税項		**307,910**	168,769	**39,476**	21,637
應派股息		**189,636**	–	**24,312**	–
融資租約之承擔－於一年內到期		**15,947**	18,535	**2,044**	2,376
具追溯權之貼現票據		**2,278,262**	2,501,155	**292,085**	320,661
無抵押借款－於一年內到期	14	**1,428,865**	421,849	**183,187**	54,083
銀行透支		**419,994**	268,725	**53,845**	34,452
		9,727,915	7,214,057	**1,247,168**	924,878
流動資產淨值		**5,378,685**	5,641,865	**689,576**	723,318
資產總值減流動負債		**14,573,602**	14,106,244	**1,868,410**	1,808,495

	附註	2007 6月30日 千港元 (未經審核)	2006 12月31日 千港元 (經審核)	2007 6月30日 千美元 (附註12)	2006 12月31日 千美元 (附註12)
股本與儲備					
股本	9	**150,505**	146,522	**19,296**	18,785
儲備		**7,346,029**	6,850,008	**941,798**	878,208
母公司權益持有人應佔權益		**7,496,534**	6,996,530	**961,094**	896,993
少數股東權益		**85,000**	81,445	**10,897**	10,442
權益總額		**7,581,534**	7,077,975	**971,991**	907,435
非流動負債					
融資租約之承擔－於一年後到期		**124,272**	125,529	**15,932**	16,093
可換股債券		**1,119,718**	1,105,834	**143,554**	141,774
無抵押借款－於一年後到期	14	**4,235,176**	4,464,353	**542,971**	572,353
退休福利責任		**980,956**	834,087	**125,764**	106,934
遞延稅項負債		**531,946**	498,466	**68,198**	63,906
		6,992,068	7,028,269	**896,419**	901,060
權益總額及非流動負債		**14,573,602**	14,106,244	**1,868,410**	1,808,495

簡明綜合財務報表附註（未經審核）

1. **編製基準及會計政策**

本簡明綜合財務報表乃按香港會計師公會頒佈之香港會計準則（「香港會計準則」）第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄十六之適用披露規定編製。

本簡明綜合財務報表所採納之會計政策與本集團編製截至二零零六年三月三十一日止年度之年度財務報表所採用者一致。

於本中期期間，本集團已首次應用香港會計師公會頒佈之多項新訂準則，變更及註釋（以下統稱「新訂《香港財務報告準則》」），該等準則由二零零七年一月一日開始之本集團會計年度生效。

《香港會計準則》第1號（修訂）	資本披露[1]
《香港會計準則》第7號	金融工具－披露[1]
《香港國際財務報告解釋委員會》－詮釋第7號	根據香港會計準則第29號「於惡性通脹經濟中之財務申報」應用重列法[2]
《香港國際財務報告解釋委員會》－詮釋第8號	《香港財務報告準則》第2號的範圍[3]
《香港國際財務報告解釋委員會》－詮釋第9號	再評估附帶衍生工具[4]
《香港國際財務報告解釋委員會》－詮釋第10號	中期財務報告及減值[5]

1 於二零零七年一月一日或以後開始之會計年度期間生效。
2 於二零零六年三月一日或以後開始的會計年度期間生效。
3 於二零零六年五月一日或以後開始的會計年度期間生效。
4 於二零零六年六月一日或以後開始的會計年度期間生效。
5 於二零零六年十一月一日或以後開始的會計年度期間生效。

採納新訂《香港財務報告準則》對本集團於本期間或過往會計期間之業績或財務狀況並無重大影響。因此，無需要作出前期調整。

本集團並未提前應用下列已頒佈但尚未生效之新準則或詮釋。

《香港會計準則》第23號（修訂）	借貸成本[1]
《香港財務報告準則》第8號	營業分部[1]
《香港國際財務報告解釋委員會》－詮釋第11號	《香港財務報告準則》第2號－集團和庫存股份交易[2]
《香港國際財務報告解釋委員會》－詮釋第12號	服務特許安排[3]

1 於二零零九年一月一日或以後開始之會計年度期間生效。
2 於二零零七年三月一日或以後開始的會計年度期間生效。
3 於二零零八年一月一日或以後開始的會計年度期間生效。

本公司董事預期應用該等準則或詮釋將不會對本集團之業績及財政狀況造成重大影響。

2. 業務及市場分析資料

	截至六月三十日止六個月			
	營業額		分類業績	
	2007	2006	**2007**	2006
	千港元	千港元	**千港元**	千港元
以主要業務劃分：				
製造及經銷：				
電動工具	**8,248,963**	8,756,458	**685,964**	677,714
地板護理	**3,679,365**	1,980,492	**121,878**	89,425
	11,928,328	10,736,950	**807,842**	767,139
以地域市場劃分：				
北美洲	**8,742,494**	7,855,786	**616,600**	588,058
歐洲及其他國家	**3,185,834**	2,881,164	**191,242**	179,081
	11,928,328	10,736,950	**807,842**	767,139

3. 稅項

	截至六月三十日止六個月	
	2007	2006
	千港元	千港元
稅項支出(計入)總額包括：		
按本期間之估計應課稅溢利以17.5%稅率計算之香港利得稅	**23,536**	21,624
海外稅項	**66,059**	102,585
遞延稅項	**(11,193)**	(47,618)
	78,402	76,591

其他司法權區之稅項按有關地區之適用稅率計算。

4. 期內溢利

	截至六月三十日止六個月	
	2007	2006
	千港元	千港元
期內溢利已扣除下列各項：		
物業、廠房及設備折舊及攤銷	**275,633**	251,880
租賃預付款項攤銷	**722**	691
無形資產攤銷	**60,992**	37,252
員工成本	**1,531,983**	1,271,128

在其他收入賬目內記入一項源於法律訴訟而達成庭外和解的收入。和解協議訂明雙方不可披露爭議事件的性質、爭議各方身份及和解協議的其他條款。

5. 每股盈利

本公司普通股股東應佔每股基本及攤薄盈利乃根據以下數據計算：

	截至六月三十日止六個月	
	2007	2006
	千港元	千港元
用作計算每股基本盈利之盈利：		
母公司權益持有人應佔期內溢利	**509,270**	503,630
潛在普通股之攤薄影響：		
可換股債券實際利息	**11,454**	11,255
用作計算每股攤薄盈利之盈利	**520,724**	514,885
用作計算每股基本盈利之普通股加權平均數：	**1,476,088,480**	1,463,993,084
潛在普通股之攤薄影響：		
優先認股權	**27,805,574**	33,052,278
可換股債券	**65,922,585**	65,922,585
用作計算每股攤薄盈利之普通股加權平均數	**1,569,816,639**	1,562,967,947

6. 新增物業、廠房及設備

期內，本集團動用約309,000,000港元購置物業、廠房及設備(截至二零零六年六月三十日止六個月：240,000,000港元)及約441,000,000港元(截至二零零六年六月三十日止六個月：無)透過收購附屬公司購入物業、廠房及設備。

7. 銷售賬款及其他應收賬

本集團給予客戶之掛賬期介乎六十日至一百二十日。銷售賬款之賬齡分析如下：

	2007 6月30日 千港元	2006 12月31日 千港元
零至六十日	**3,849,172**	3,143,989
六十一日至一百二十日	**336,300**	230,131
一百二十一日或以上	**129,499**	103,977
銷售賬款總額	**4,314,971**	3,478,097
其他應收賬	**550,484**	348,941
	4,865,455	3,827,038

本集團於二零零七年六月三十日之所有應收票據於120日內到期.。

8. 採購賬款及其他應付賬

採購賬款之賬齡分析如下：

	2007 6月30日 千港元	2006 12月31日 千港元
零至六十日	**1,941,444**	1,345,473
六十一日至一百二十日	**53,939**	91,696
一百二十一日或以上	**16,702**	30,547
採購賬款總額	**2,012,085**	1,467,716
其他應付賬	**2,329,366**	1,650,404
	4,341,451	3,118,120

本集團於二零零七年六月三十日之所有應付票據於120日內到期。

9. 股本

	股份數目		股本	
	2007 **6月30日**	2006 12月31日	**2007** **6月30日** **千港元**	2006 12月31日 千港元
每股面值0.1港元之普通股				
法定股本	**2,400,000,000**	2,400,000,000	**240,000**	240,000
已發行及繳足股本：				
於一月一日每股面值0.10港元之股份	**1,465,223,652**	1,461,720,652	**146,522**	146,172
按行使優先認股權發行股份	**39,827,000**	3,503,000	**3,983**	350
於十二月三十一日每股面值0.10港元之股份	**1,505,050,652**	1,465,223,652	**150,505**	146,522

期內發行之股份在各方面與既有之股份享有同等權益。

10. 資本承擔

	2007 **6月30日** **千港元**	2006 12月31日 千港元
已訂約但於財務報表中未撥備有關購買物業、廠房及設備和特許使用權之資本開支	**468,180**	516,648
已批准但於財務報表中未訂約有關購買物業、廠房及設備之資本開支	**161,652**	123,443

11. 或然負債

	2007 **6月30日** **千港元**	2006 12月31日 千港元
就聯營公司所動用之信貸融資而向銀行提供之擔保	**33,352**	36,026

12. 美元等同金額

本公司之功能貨幣為美元。本集團之呈列貨幣為港元，原因為本公司乃一間於香港註冊成立之公眾有限公司而本公司之主要營業地點位於香港。中期財務資料包括簡明綜合收益表、簡明綜合資產負債表及簡明綜合現金流量報表以本公司功能貨幣呈列時乃僅供參考。

13. **比較數字**

若干比較數字已重新歸類以符合本期間財務報表之編列形式。

14. **銀行貸款**

期內，本集團取得新銀行貸款合計1,077,000,000港元。該等貸款以市場年利率4.41-6.41厘計息，並須於5年內分期償還。所得款項已用作營運資金。

15. **收購附屬公司**

於二零零六年十二月七日，董事宣佈，本公司於二零零六年十二月六日與LUS訂立有條件買賣協議(「有條件買賣協議」)以向Whirlpool Corporation若干附屬公司購買Hoover®地板護理業務。購買Hoover®資產及兩間營運附屬公司之總代價為支付107,100,000美元現金予Maytag Corporation(代表其本身及其他賣方)。直接交易成本約為7,400,000美元。因此，總收購成本為114,500,000美元。

誠如本公司日期為二零零七年一月三十日之公佈所述，有條件買賣協議之全部條件已獲履行，而該交易已於二零零七年一月三十日完成，並已於交易完成時動用內部資源全面結算。

本公司錄得收購人佔被收購人可識別資產、負債及或然負債之權益淨公平值超出成本之臨時金額。

16. **中期股息**

本期派發中期股息為6.50港仙(二零零六年：6.50港仙)。

Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 669)

Announcement of results for the six months period ended 30th June, 2007

HIGHLIGHTS

	2007 HK$' million	2006 HK$' million	Changes
Turnover	**11,928.3**	10,737.0	+11.1%
EBITDA	**1,092.6**	1,010.2	+8.2%
Profit attributable to equity holders of the parent	**509.3**	503.6	+1.1%
Earnings per share – basic (HK cents)	**34.50**	34.40	+0.3%
Interim dividend per share (HK cents)	**6.50**	6.50	–

- **Record turnover and profit for the first half**
- **Acquisition of Hoover completed and integration on target**
- **Power Tool and Floor Care brands delivered turnover growth**
- **Expansion in Europe**
- **Announcement of strategic repositioning plan**

The board of directors of the Company (the "Directors" or the "Board") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (together, the "Group") for the six months period ended 30th June, 2007 together with the comparative figures in 2006.

INTERIM DIVIDEND

The Directors have resolved to declare an interim dividend of HK6.50 cents (2006: HK6.50 cents) per share for the six months period ended 30th June, 2007. The interim dividend will be paid to shareholders listed on the register of members of the Company on 19th September, 2007. It is expected that the interim dividend will be paid on or about 28th September, 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS

At TTI, we have the vision to be number one in the industries we serve. Our performance in the first half of 2007 reflects the depth and dedication of our employees throughout the world who take pride in the brands, products, and services they deliver to end users. They were the driving force behind the record turnover and profit results of TTI in the first half of 2007 when compared with the same period last year. Our Power Tool and Floor Care brands, expansion in Europe, and the acquisition of Hoover fueled the turnover growth. The Group increased gross profit margins to 31.8% from 31.3% in the prior year, primarily because of favorable currency gains and cost containment programs. Profit attributable to equity holders of the parent for the period was HK$509 million representing a year-on-year growth of 1.1%. Basic earnings per share improved to HK34.50 cents.

Total Group turnover was HK$11,928 million, an increase of 11.1% over the same period of 2006. Excluding contributions from the Hoover acquisition, the Floor Care business continued its turnaround with double-digit growth. The Power Equipment business declined primarily due to Outdoor Products. This decline was partially offset by the growth generated from our Power Tool brands. The Group's commitment to new products and our brands can be seen in the increased R&D and marketing spending during the period that will deliver benefits to our business going forward.

Strategic Repositioning Plan

Over the past five years, the Group has grown substantially and aggressively, both organically and through acquisitions. In order to fully exploit the synergies and growth opportunities offered by our acquisitions and business scale, the Board of Directors has approved a series of strategic repositioning initiatives designed to significantly boost our future performance. These will include: a re-deployment of our global manufacturing and product development capabilities; expanding our highly recognized brands and our product categories in markets where they are under-represented; and a reorganization of our structures and resources around newly created business units for an even more efficient management of brands, products, and investments.

BUSINESS REVIEW

Power Equipment

The Power Equipment business, comprised of our leading brands Milwaukee®, AEG®, Ryobi® and Homelite®, favorably reported improved EBIT margins to 8.3% in the first half compared to 7.7% in the prior year period despite an environment of increasing commodity costs. The combined turnover in our core power tool markets of North America and Europe was up over last year, with both Consumer and Professional Power Tools delivering growth. Profit margins improved with business mix, productivity, and foreign currency gains. The rising material costs and other input costs were partially offset by new products, cost containment from our Continuous Improvement Programs (CIP), and the transfer program of Milwaukee. Outdoor Products enhanced profitability through manufacturing efficiencies and exiting lower margin products, paving the way for a new generation of products to roll out in 2008, but the product range adjustment and weather related slowdowns in parts of Europe and North America resulted in a turnover contraction compared to prior year. The overall Power Equipment business declined 5.8% over the same period in 2006 to HK$8,249 million accounting for 69.2% of TTI turnover.

In North America Power Tools, the Ryobi® brand continued to excite consumers and value conscious professionals with the unique One+™ System. The successful One+™ cordless program is built around a single battery platform that can be used in one of the widest and most diverse affordable power tool product lines encouraging brand loyalty, thus leading to long term, end user dedication to the program. New product innovations and category expansions are regularly added to the system. The product range breadth and end user reach across consumers and professionals of the Ryobi® brand creates opportunities for growth and profitability in all market conditions.

Milwaukee has built a powerful leadership team that is driving forward the initiatives for proactively servicing the professional power tool distribution channels, strengthening the product portfolio to focus on core customer groups and product categories, reducing costs, and directing the savings into innovation and increased marketing. Commitment to the lithium ion battery power tools, exceptionally heavy duty V28™ and V18™ tools, has generated growth in the first half and new product introductions are slated for the second half and beyond. The implementation of Jobsite Solutions, the conversion program for creating Milwaukee® product and brand loyalties, was fully underway in the first half and winning favorable results.

In Europe, the Power Equipment business continued to build momentum, gaining traction in all the brands. The One +™ System and other product lines branded under Ryobi® produced significant growth in important regions. The professional tool brands of Milwaukee® and AEG® expanded in most markets across Europe. The Homelite® Outdoor Products business introduced the new MightyLite™ portable petrol trimmers, edgers, and blowers as an element of the global launch of this innovative product range. The Power Tool Accessory business continued its expansion during the first half. In all, over 40 new products were introduced to the European market, which helped capture new business and strengthen our position with our customer base. Geographic, brand, and product opportunities exist for the Group, so a plan to centralize leadership into a European headquarters that will drive our strategy and engage more deeply with our customers is being implemented.

The Power Equipment business continued the operational improvement momentum from the second half of 2006, with progress on the transfer program of Milwauekee and implementation of global sourcing and CIP initiatives, but faced ongoing pressure from materials. The Strategic Repositioning Plan will further drive these initiatives to encompass the business on a global level. We are moving to global product planning and product development. Concept development centers are being linked and focused by end user and product category segments. Operational centralization and financial measurements are being aligned across the Group, as are global purchasing initiatives that leverage the Company's scale and reach. These key drivers will bring new levels of best costs and service to our customer base.

Floor Care

The Floor Care business, including the Hoover contribution, reported an 85.7% increase in turnover to HK$3,679 million, accounting for 30.8% of total TTI turnover. Building on the sales turnaround reported in the second half of 2006, the core business turned in double-digit growth even excluding contributions from the Hoover acquisition. Profit rose by 36.3% reflecting the impact of the robust turnover growth from our core Floor Care business.

These integration of Hoover was the primary focus in the first half of 2007. We are pleased to report that the Hoover integration is on track from both a timing and savings perspective. Adding the Hoover® brand to our already strong portfolio provides a name with iconic recognition that commands a premium positioning in the marketplace. This positioning is central to our product development strategy of delivering best in class performance with consumer driven innovation. In addition to the integration and in alignment with the strategic repositioning of the Company, the Floor Care business is moving to a global business unit structure to better focus and leverage product development, supply-chain, and manufacturing. A global R&D center was established in North America to focus and drive innovation across all the brands and product development globally.

In North America the core business grew during the first half as Dirt Devil® hand held Kone™ and upright Reaction™ vacuums continued to perform well at major retailers. The consumer demand for these innovative products was boosted through advertising support during the period. New products, the designer series Kruz™ and Kurv™ stick and hand held vacuums, will be launched in the third quarter further strengthening the Dirt Devil® positioning in these categories. Hoover will launch a new WindTunnel® upright vacuum which adds cyclonic dirt separation to its line up. Hoover plans to benefit from expansive TV advertising in the back half where we are marketing the WindTunnel®, FloorMate®, and SteamVac® cleaners, a powerful combination of cleaners which allow the consumer to clean nearly every surface in their home. Additionally, the first of a series of Sears® Kenmore® upright vacuums were introduced, a private label program that was awarded to us in 2006. The newly formed TTI Floor Care North America team is already benefiting from the scale created by the combination and rationalization of the Hoover® and Dirt Devil® sales and account teams, customer service, and service centers.

In Europe, the Vax® and Dirt Devil® businesses delivered strong double-digit growth. Vax®, a leader in the UK, its largest geographic market, expanded in a competitive economic environment, driven by an increase in the turnover of cylinder vacuums, the introduction of several new upright vacuums, ongoing marketing support of the new products, and the expansion into new retail channels. During the period, Vax® moved into the commercial segment with the introduction of a new commercial line of heavy duty vacuums. Dirt Devil®, a leading brand in Germany, its largest geographic market, grew through the launch and end user marketing support of several new, innovative canisters. In alignment with the strategic repositioning, business development programs and new sales offices have been initiated during the first half to expand the brands into new geographic markets across greater Europe.

FINANCIAL REVIEW

Financial Results

Result Analysis

Turnover for the period under review amounted to HK$11.9 billion, an increase of 11.1% as compared to the same period last year. Profit attributable to equity holders of the parent amounted to HK$509.3 million, an increase of 1.1% over the HK$503.6 million reported last year. Basic earnings per share was at HK34.50 cents, a slight improvement over HK34.40 cents last year.

The Group's results included the 5 months results of the Hoover operation. Excluding the Hoover contribution, turnover of the current business remained comparable to that of last year. EBITDA and EBIT however, increased by 3.8% and 4.7% respectively. Margins also improved at all levels. EBITDA margin at 9.8% (2006: 9.4%), EBIT margin at 7.1% (2006: 6.7%) and net profit margin at 4.8% (2006: 4.7%).

Gross Margin

Gross margin improved from 31.3% to 31.8%. The improvement was the result of favorable currency gains in the Euro zone. Raw material costs increases and RMB appreciation were partially offset by new products, cost containment programs and Group synergies.

Operating Expenses

Total operating expenses increased by 26.6% to HK$3.4 billion, representing 28.2% (2006: 24.7%) of turnover. The increase was mainly due to the consolidation of Hoover's less efficient operation. Excluding Hoover, total expenses increased by 4.5%, representing 26.0% (2006: 24.7%) of revenue. The increase was mainly because of the 20.1% increase in R&D spending during the period. R&D expenses account for 2.5% of total revenue (2006: 2.1%).

Included in other income are settlement for disputed legal matters. The settlement agreement contains non-disclosure terms concerning the nature of the dispute, the parties to the dispute and other terms of the agreement.

Net interest expenses for the year amounted to HK$167.6 million as compared to HK$140.2 million last year. The increase was due to higher cost of funds during the year and the additional working capital required for the Hoover operation and factory expansion. Interest coverage, expressed as a multiple of earnings before interest and tax to total net interest was at 4.5 times (2006: 5.1 times).

The effective tax rate for the period was at 13.3% (2006: 13.1%). The consolidation of Hoover's operation will offer the Group additional opportunities for more efficient and effective tax planning.

Liquidity and Financial Resources

Shareholders' Funds

Total shareholders' funds amounted to HK$7.5 billion, as compared to HK$7.0 billion at 31st December, 2006, an increase of 7.1%.

Financial Position

The Group's net gearing, expressed as a percentage of total net borrowing to equity attributable to equity holders, was at 79.3%, compared to 74.1% at the end 2006 or 76.2% at the same period last year. The Group's gearing was up as a result of the Hoover acquisition, with part of the proceeds being funded from internal resources and additional working capital required. The Group is confident the gearing will improve following the successful integration of various operations together with stringent working capital management.

Bank Borrowings

Bank borrowings remained structured and balanced. The fixed interest notes arranged in 2003 and 2005 continued to contribute to the cost of borrowings in the rising interest rate environment.

On 12th June, 2007, the Group received notice that of the US$140 million Zero Coupon Convertible Bonds in issue, US$127.9 million, representing approximately 91.4% of the total bond outstanding, exercised their Put Option that the bonds be redeemed on 8th July, 2007. The Put amount had been fully settled on the due date.

The Group's major borrowings continued to be in US Dollars and HK Dollars. Other than the fixed rate notes and the unredeemed portion of the Zero Coupon Convertible Bonds, all borrowings are either LIBOR or Hong Kong best lending rates based. There is a natural hedge mechanism in place as the Group's major revenues are in US Dollars and currency exposure therefore is low. Currency, interest rate exposures together with cash management functions are all being closely monitored and managed by the Group's treasury team.

Working Capital

Total inventory increased from HK$4.0 billion to HK$5.2 billion with the consolidation of Hoover's operation as compared to 31st December, 2006. The number of days inventory increased by 4 days from 67 days to 71 days. The increase was mainly due to the finished goods shipment arrangements at the period end and inventory level are normally higher during first half of the year.

Trade receivable turnover days were at 60 days as compared to 54 days at the end of 2006, mainly due to a difference in credit terms by Hoover. The Group exercised due care in managing credit exposures and is comfortable with the quality of our customers' portfolio and the trade receivables carried.

Average trade payable days remained comparable to that of last year at 57 days (2006: 56 days).

Capital Expenditure
Total capital expenditure for the period amounted to HK$309.3 million, including the factory expansion. This spending was in line with the Group's capital appropriation guideline.

Capital Commitment and Contingent Liability
As at 30th June, 2007, total capital commitments amount to HK$629.8 million, as compared to HK$620.1 million at 31st December, 2006.

There were no material contingent liabilities or off balance sheet obligations.

Charges
None of the Group's assets are charged or subject to encumbrance.

Acquisition
On 7th December, 2006, the Directors announced that the Company on, 6th December, 2006, (US Eastern Standard Time) entered into the conditional Purchase and Sale Agreement ("PSA") to purchase the Hoover® Floor Care business from certain subsidiaries of Whirlpool Corporation. The total consideration for the purchase of the Hoover® assets and two operating subsidiaries consists of the payment of US$107 million (approximately HK$831 million) in cash to Maytag Corporation (on behalf of itself and the other sellers).

All of the conditions set out in the PSA have been fulfilled as per our announcement dated 30th January, 2007 and the transaction was completed on 31st January, 2007, and was fully settled at the closing of the transaction by internal resources.

We are in the process of finalizing the evaluation of the acquired assets and liabilities accordingly to HKFRS 3, Accounting for Business Combinations. For that purpose, we have retained appraisers and actuaries who have been working on the valuation of the acquired property, plant and equipment, intangibles, and long-term post retirement benefits. We expect this valuation to be completed and audited by the 4th quarter of this year.

Strategic Repositioning Plan
Over the past five years, the Group has grown substantially and aggressively, both organically and through acquisitions. In order to fully exploit the synergies and growth opportunities offered by our acquisitions and business scale, the Board of Directors has approved a series of strategic repositioning initiatives designed to significantly boost our future performance. These will include: a re-deployment of our global manufacturing and product development capabilities; expanding our highly recognized brands and our product categories in markets where they are under-represented; and a reorganization of our structures and resources around newly created business units for even more efficient management of brands, products, and investments.

We started to implement this plan during the 1st half of the year which generated a pre-tax restructuring charge of HK$64.7 million (US$8.3 million). In addition to the restructuring charge, we incurred related pre-tax expenses of HK$23 million (US$3 million) that do not qualify as exit costs under HKFRS and that were charged to our operation costs during the first half. As the plan continues to develop, we estimate the future pre-tax cost of the program to be approximately HK$1,105 million (US$142 million), HK$795 million (US$102 million) to be recognized in the second half of 2007 and the balance to be recognized in 2008. We estimate that the non-cash portion of this charge is approximately HK$429 million (US$55 million). We estimate that 35% of the cash portion, approximately HK$238 million (US$31 million), will be paid out in 2007, that 54%, approximately HK$367 million (US$47 million) will be paid out in 2008, and the balance to be paid in 2009. In addition to these restructuring charges, we expect to incur related pre-tax expenses of HK$172 million (US$22 million) that do not qualify as exit costs under HKFRS and that will be charged to our operation costs over the next three years.

Upon completion of the Strategic Repositioning Plan, the anticipated annualized pre-tax savings should be over HK$550 Million (US$70 million).

Human Resources

The Group employed a total of 23,674 employees (2006: 23,468 employees) in Hong Kong and overseas. Total staff cost for the period under review including Hoover amounted to HK$1,532.0 million as compared to HK$1,271.1 million in the same period last year without Hoover.

The Group regards human capital as vital for the Group's continuous growth and profitability and remains committed to improve the quality, competence and skills of all employees. It provides job related training and leadership development programs throughout the organization. The Group continues to offer competitive remuneration packages, discretionary share options and bonuses to eligible staff, based on the performance of the Group and the individual employee.

OUTLOOK

Our vision of powerful brands, innovative products, exceptional people and best costs continues to be our compass for success going forward. We believe in the power of the brands in our portfolio. Each has a strong heritage of delivering innovative, quality products to the market over a sustained period of time. Our goal is to add to this heritage by maximizing the talent within those organizations and building on the foundations that made them so successful in the first place. Our strategies and Group synergies will create a winning combination to compete effectively with expanded product lines in multiple markets on a global basis. We are excited about the future of this Company because we are building and investing in the programs that will take us to the next level of performance.

Our Power Equipment business has exhibited strength during a challenging North American economic climate. The second half will benefit from the robust European businesses, strength in Consumer Tools, new product introductions, and improved marketing initiatives to introduce customers to our brands and new products. Major new product launches in lithium ion cordless technology are planned for the second half. Geographic expansion programs, such as the new Middle East office and the Ryobi® brand launch into Mexico, will bring benefits in the second half. Outdoor Products should rebound late in the year when the major new product development programs of Homelite® electric trimmers and blowers, Homelite® petrol chainsaws, Ryobi® petrol trimmers, and petrol pressure washers are launched in North America and globally later in 2008. In addition, most of the advertising and marketing supports are scheduled for the second half of the year. We expect a robust response to this focused marketing push.

The efforts underway on the integration project of Hoover remained on track during the first half, creating the expected synergies with our existing Floor Care business. Operationally, this is beginning to bring benefits to the Hoover® business by leveraging the TTI manufacturing and supply-chain. Creation of the global management team and R&D center, coupled with the integration of product development, sales management, marketing, and back office functions with the existing Dirt Devil® business will bring second half benefits. Both Hoover® and Dirt Devil® will have several high potential new product launches during the second half, which are the initial steps of the global new product programs being undertaken to drive the business growth to new levels. We expect Europe will bring positive gains as expansion into new markets begins to roll out. Additionally, the private label Sears® Kenmore® line of vacuums will contribute to the growth of our floor care business.

The management of the Group is committed to executing the Strategic Repositioning Plan over the next three years in alignment with our strategies and goals. The changing global landscape for low cost manufacturing, material and logistic costs, and tax management requires a reassessment of our global manufacturing plans, making this initiative an important aspect to our future profitability. This wide-ranging program when executed will offer a renewed business platform for our powerful brands, making sure we capitalize on their history of success with expanded product categories and entrance into new geographic markets. This program also focuses intently on the broad management strength throughout our organization as our internal leadership development programs and acquisitions have built a diverse and highly experienced management team that penetrates every division. The results should improve the best cost position of our products and services, bring best-in-class practices across our global operations and supply-chain, maximize the R&D resources for product development, and expand our on-the-ground sales and marketing reach and expertise.

AUDIT COMMITTEE

An Audit Committee of the Board has been established since 1999. Its written terms of reference for the role and function of the Audit Committee has been published on the Company's website (www.ttigroup.com). The role and function of the Audit Committee is to assist the Board to ensure that an effective system of internal control and compliance with the Group's obligations under the Main Board Listing Rules and other applicable laws and regulations is in place, and to oversee the integrity of the financial statements of the Group.

The Audit Committee is comprised of three independent non-executive directors, namely Mr. Joel Arthur Schleicher (Chairman), Mr. Christopher Patrick Langley OBE and Mr. Manfred Kuhlmann. All members of the Audit Committee have professional, financial or accounting qualifications.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES OF THE MAIN BOARD LISTING RULES

The Company confirms that it has complied with all the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Main Board Listing Rules throughout the six months period ended 30th June, 2007, save that:

1. The roles of Chairman and the Chief Executive Officer of the Company are both performed by Mr. Horst Julius Pudwill. The Company does not currently propose to separate the functions of its Chairman and Chief Executive Officer, as both the Board and senior management of the group has significantly benefited from the leadership, support and experience of Mr. Horst Julius Pudwill.

2. None of the directors is appointed for a specific term since they are subject to retirement by rotation and reelection in accordance with the Articles of Association of the Company. Under Article 103 of the Articles of Association of the Company, one third of the Board must retire by rotation at each annual general meeting of the Company and, if eligible, offer themselves for re-election.

COMPLIANCE WITH THE MODEL CODE OF THE MAIN BOARD LISTING RULES

The Board has adopted the provisions of the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Main Board Listing Rules (the "Model Code"). The Company confirms that, after specific enquiry with each Director, all Directors have confirmed compliance with the Model Code during the six months period ended 30th June, 2007. The Board has also adopted a code of conduct, on terms no less onerous than the Model Code, that applies to securities transactions of all relevant employees who may be in possession of unpublished price-sensitive information in relation to the Company's shares, and which is now published on the Company's website (www.ttigroup.com).

REVIEW OF ACCOUNTS

Disclosure of financial information in this announcement complies with Appendix 16 of the Main Board Listing Rules. The Audit Committee, in conjunction with the senior management of the Group, has reviewed this announcement. Together with the Company's external auditors, Deloitte Touche Tohmatsu, it has reviewed the unaudited financial statements of the Company for the six months period ended 30th June, 2007. It has also reviewed with senior management of the Group the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters. The Board acknowledges its responsibility for the preparation of the accounts of the Group.

PURCHASE, SALES OR REDEMPTION OF SHARES

There has been no purchase, sale or redemption of shares of the Company by the Company or any of its subsidiaries during the period.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Monday, 17th September, 2007 to Wednesday, 19th September, 2007, both days inclusive. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrars, Tricor Secretaries Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4:00p.m. on Friday, 14th September, 2007.

PUBLICATION OF INTERIM RESULTS AND INTERIM REPORT

This results announcement is published on the Company's website (www.ttigroup.com) and the website of Hong Kong Exchanges and Clearing Limited. The 2007 interim report will be dispatched to the shareholders of the Company on or about Tuesday, 4th September, 2007 and will be available at the above websites at the same time.

By order of the Board
Horst Julius Pudwill
Chairman and Chief Executive Officer

Hong Kong, 21st August, 2007

As at the date of this announcement, the Board comprises five Group Executive Directors, namely Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Dr. Roy Chi Ping Chung JP (Vice Chairman), Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Mr. Stephan Horst Pudwill, one Non-executive Director, namely Mr. Vincent Ting Kau Cheung, and three Independent Non-executive Directors, namely Mr. Joel Arthur Schleicher, Mr. Christopher Patrick Langley OBE and Mr. Manfred Kuhlmann.

RESULTS SUMMARY

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the six months period ended 30th June, 2007

	Notes	**2007 HK$'000**	2006 HK$'000	**2007 US$'000 (Note 12)**	2006 US$'000 (Note 12)
Turnover	2	**11,928,328**	10,736,950	**1,529,273**	1,376,532
Cost of sales		**(8,138,094)**	(7,376,562)	**(1,043,345)**	(945,713)
Gross profit		**3,790,234**	3,360,388	**485,928**	430,819
Other income		**327,133**	17,253	**41,940**	2,212
Interest income		**47,914**	42,310	**6,143**	5,424
Selling, distribution, advertising and warranty expenses		**(1,503,172)**	(1,195,151)	**(192,714)**	(153,224)
Administrative expenses		**(1,581,014)**	(1,234,575)	**(202,694)**	(158,279)
Research and development costs		**(273,253)**	(223,086)	**(35,032)**	(28,601)
Finance costs		**(215,519)**	(182,491)	**(27,631)**	(23,396)
Profit before share of results of associates and taxation		**592,323**	584,648	**75,940**	74,955
Share of results of associates		**(1,097)**	(1,149)	**(141)**	(147)
Profit before taxation		**591,226**	583,499	**75,799**	74,808
Taxation	3	**(78,402)**	(76,591)	**(10,052)**	(9,819)
Profit for the period	4	**512,824**	506,908	**65,747**	64,989
Attributable to:					
Equity holders of the parent		**509,270**	503,630	**65,291**	64,569
Minority interests		**3,554**	3,278	**456**	420
		512,824	506,908	**65,747**	64,989
Dividends		**(189,636)**	(184,609)	**(24,312)**	(23,668)
Earnings per share (HK/US cents)	5				
Basic		**34.50**	34.40	**4.42**	4.41
Diluted		**33.17**	32.94	**4.25**	4.22

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th June, 2007

	Notes	30th June 2007 HK$'000 (Unaudited)	31st December 2006 HK$'000 (Audited)	30th June 2007 US$'000 (Note 12)	31st December 2006 US$'000 (Note 12)
ASSETS					
Non-current assets					
Property, plant and equipment	6 &10	**2,381,758**	1,791,746	**305,354**	229,711
Lease prepayments		**67,793**	66,659	**8,691**	8,546
Goodwill		**4,062,218**	4,042,996	**520,797**	518,333
Intangible assets		**1,686,551**	1,620,181	**216,224**	207,716
Interests in associates		**193,308**	192,989	**24,783**	24,742
Available-for-sale investments		**43,449**	43,315	**5,570**	5,553
Deferred tax assets		**759,840**	706,493	**97,415**	90,576
		9,194,917	8,464,379	**1,178,834**	1,085,177
Current assets					
Inventories		**5,207,677**	4,019,883	**667,651**	515,370
Trade and other receivables	7	**4,865,455**	3,827,038	**623,776**	490,646
Deposits and prepayments		**773,237**	544,977	**99,133**	69,869
Bills receivables	7	**320,678**	578,560	**41,113**	74,174
Tax recoverable		**245,978**	150,312	**31,536**	19,271
Trade receivables from associates		**8,556**	8,554	**1,097**	1,097
Held-for-trading investments in Hong Kong		**7,800**	7,800	**1,000**	1,000
Bank balances, deposits and cash		**3,677,219**	3,718,798	**471,438**	476,769
		15,106,600	12,855,922	**1,936,744**	1,648,196
Current liabilities					
Trade and other payables	8	**4,341,451**	3,118,120	**556,597**	399,759
Bills payables	8	**348,948**	335,455	**44,737**	43,007
Warranty provision		**395,609**	369,638	**50,719**	47,389
Trade payable to an associate		**1,293**	11,811	**166**	1,514
Dividend payable		**189,636**	–	**24,312**	–
Tax payable		**307,910**	168,769	**39,476**	21,637
Obligations under finance leases – due within one year		**15,947**	18,535	**2,044**	2,376
Discounted bills with recourse		**2,278,262**	2,501,155	**292,085**	320,661
Unsecured borrowings – due within one year	14	**1,428,865**	421,849	**183,187**	54,083
Bank overdrafts		**419,994**	268,725	**53,845**	34,452
		9,727,915	7,214,057	**1,247,168**	924,878
Net current assets		**5,378,685**	5,641,865	**689,576**	723,318
Total assets less current liabilities		**14,573,602**	14,106,244	**1,868,410**	1,808,495

	Notes	30th June 2007 HK$'000 (Unaudited)	31st December 2006 HK$'000 (Audited)	30th June 2007 US$'000 (Note 12)	31st December 2006 US$'000 (Note 12)
CAPITAL AND RESERVES					
Share capital	9	**150,505**	146,522	**19,296**	18,785
Reserves		**7,346,029**	6,850,008	**941,798**	878,208
Equity attributable to equity holders of the parent		**7,496,534**	6,996,530	**961,094**	896,993
Minority interests		**85,000**	81,445	**10,897**	10,442
Total equity		**7,581,534**	7,077,975	**971,991**	907,435
NON-CURRENT LIABILITIES					
Obligations under finance leases – due after one year		**124,272**	125,529	**15,932**	16,093
Convertible bonds		**1,119,718**	1,105,834	**143,554**	141,774
Unsecured borrowings – due after one year	14	**4,235,176**	4,464,353	**542,971**	572,353
Retirement benefit obligations		**980,956**	834,087	**125,764**	106,934
Deferred tax liabilities		**531,946**	498,466	**68,198**	63,906
		6,992,068	7,028,269	**896,419**	901,060
Total equity and non-current liabilities		**14,573,602**	14,106,244	**1,868,410**	1,808,495

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of preparation and accounting policies

The condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and the applicable disclosure requirements of Appendix 16 to the Rules Governing the listing of securities on the Stock Exchange of Hong Kong Limited.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st December, 2006.

In the current interim period, the Group has applied, for the first time, the following new standard, amendment and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning 1st January, 2007.

HKAS 1 (Amendment)	Capital Disclosures[1]
HKFRS 7	Financial Instruments: Disclosures[1]
HK(IFRIC) – Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[2]
HK(IFRIC) – Int 8	Scope of HKFRS 2[3]
HK(IFRIC) – Int 9	Reassessment of Embedded Derivatives[4]
HK(IFRIC) – Int 10	Interim Financial Reporting and Impairment[5]

1 Effective for annual periods beginning on or after 1st January, 2007
2 Effective for annual periods beginning on or after 1st March, 2006
3 Effective for annual periods beginning on or after 1st May, 2006
4 Effective for annual periods beginning on or after 1st June, 2006
5 Effective for annual periods beginning on or after 1st November, 2006

The adoption of these new HKFRSs had no material effect on the results of financial position of the Group for the current or prior accounting period. Accordingly, no prior period adjustment has been recognized.

The Group has not early applied the following new standards or interpretations that have been issued but are not yet effective.

HKAS 23 (Revised)	Borrowing Costs[1]
HKFRS 8	Operating Segments[1]
HK(IFRIC) – Int 11	HKFRS 2: Group and Treasury Share Transactions[2]
HK(IFRIC) – Int 12	Service Concession Arrangements[3]

1 Effective for annual periods beginning on or after 1st January, 2009
2 Effective for annual periods beginning on or after 1st March, 2007
3 Effective for annual periods beginning on or after 1st January, 2008

The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

2. Segment information

	Six months period ended 30th June			
	Turnover		Segment results	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
By principal activity:				
Manufacturing and trading of:				
Power Equipment	**8,248,963**	8,756,458	**685,964**	677,714
Floor Care	**3,679,365**	1,980,492	**121,878**	89,425
	11,928,328	10,736,950	**807,842**	767,139
By geographical market location:				
North America	**8,742,494**	7,855,786	**616,600**	588,058
Europe and other countries	**3,185,834**	2,881,164	**191,242**	179,081
	11,928,328	10,736,950	**807,842**	767,139

3. Taxation

	Six months period ended 30th June	
	2007	2006
	HK$'000	HK$'000
The total tax charge (credit) comprises:		
Hong Kong Profits Tax calculated at 17.5% of the estimated assessable profit for the period	**23,536**	21,624
Overseas Tax	**66,059**	102,585
Deferred Tax	**(11,193)**	(47,618)
	78,402	76,591

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

4. Profit for the period

	Six months period ended 30th June	
	2007	2006
	HK$'000	HK$'000
Profit for the period has been arrived at after charging:		
Depreciation and amortization of property, plant and equipment	**275,633**	251,880
Amortization of lease prepayment	**722**	691
Amortization of intangible assets	**60,992**	37,252
Staff costs	**1,531,983**	1,271,128

Included in other income are settlement for disputed legal matters. The settlement agreement contains non-disclosure terms concerning the nature of the dispute, the parties to the dispute and other terms of the agreement.

5. Earnings per share

The calculation of the basic and diluted earnings per share attributable to the ordinary shareholders of the Company is based on the following data:

	Six months period ended 30th June 2007 HK$'000	Six months period ended 30th June 2006 HK$'000
Earnings for the purpose of basic earnings per share:		
Profit for the period attributable to equity holders of the parent	**509,270**	503,630
Effect of dilutive potential ordinary shares:		
Effective interest on convertible bonds	**11,454**	11,255
Earnings for the purpose of diluted earnings per share	**520,724**	514,885
Weighted average number of ordinary shares for the purpose of basic earnings per share:	**1,476,088,480**	1,463,993,084
Effect of dilutive potential ordinary shares:		
Share options	**27,805,574**	33,052,278
Convertible bonds	**65,922,585**	65,922,585
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**1,569,816,639**	1,562,967,947

6. Additions of property, plant and equipment

During the period, the Group spent approximately HK$309 million (for the six months ended 30th June, 2006: HK$240 million) on the acquisition of property, plant and equipment, and approximately HK$441 million (nil for the six months ended 30th June, 2006) on the acquisition of property, plant and equipment through acquisition of subsidiaries.

7. Trade and other receivables

The Group has a policy of allowing credit periods ranging from 60 days to 120 days. The aging analysis of trade receivables is as follows:

	30th June 2007 HK$'000	31st December 2006 HK$'000
0 to 60 days	**3,849,172**	3,143,989
61 to 120 days	**336,300**	230,131
121 days or above	**129,499**	103,977
Total trade receivables	**4,314,971**	3,478,097
Other receivables	**550,484**	348,941
	4,865,455	3,827,038

All the Group's bills receivable at 30th June, 2007 is due within 120 days.

8. **Trade and other payables**

The aging analysis of trade payables is as follows:

	30th June 2007 HK$'000	31st December 2006 HK$'000
0 to 60 days	**1,941,444**	1,345,473
61 to 120 days	**53,939**	91,696
121 days or above	**16,702**	30,547
Total trade payables	**2,012,085**	1,467,716
Other payables	**2,329,366**	1,650,404
	4,341,451	3,118,120

All the Group's bills payable at 30th June, 2007 is due within 120 days.

9. **Share capital**

	Number of shares		Share capital	
	30th June 2007	31st December 2006	30th June 2007 HK$'000	31st December 2006 HK$'000
Ordinary shares of HK$0.1 each				
Authorized	**2,400,000,000**	2,400,000,000	**240,000**	240,000
Issued and fully paid:				
Shares of HK$0.10 each at 1st January	**1,465,223,652**	1,461,720,652	**146,522**	146,172
Issued on exercise of share options	**39,827,000**	3,503,000	**3,983**	350
Shares of HK$0.10 each at 31st December	**1,505,050,652**	1,465,223,652	**150,505**	146,522

The shares issued during the period rank pari passu in all respects with the existing shares.

10. **Capital commitments**

	30th June 2007 HK$'000	31st December 2006 HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of the purchase of property, plant and equipment and licence	**468,180**	516,648
Capital expenditure authorized but not contracted for in the financial statements in respect of the purchase of property, plant and equipment	**161,652**	103,443

11. **Contingent liabilities**

	30th June 2007 HK$'000	31st December 2006 HK$'000
Guarantees given to banks in respect of credit facilities utilized by associates	**33,352**	36,026

12. Presentation and functional currencies

The functional currency of the Company is United States dollars. The presentation currency of the Group is Hong Kong dollars as the Company is a public limited company incorporated in Hong Kong and the principal place of business of the Company is situated in Hong Kong. The interim financial information includes the condensed consolidated income statement, condensed consolidated balance sheet and condensed consolidated cashflow statement which are also presented in the functional currency of the Company for reference only.

13. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation of the financial statements.

14. Bank borrowings

During the period, the Group obtained new bank loans amounting to HK$1,077 million. The loans carry interest at market rates of ranges from 4.41 – 6.41% per annum and are repayable in installments over a period of 5 years. The proceeds were used for working capital purposes.

15. Acquisition of subsidiaries

On 7th December, 2006, the Directors announced that the Company on 6th December, 2006. (US Eastern Standard Time) entered into the conditional Purchase and Sale Agreement ("PSA") to purchase all of Hoover® floor care business from certain subsidiaries of Whirlpool Corporation. The total consideration for the purchase of Hoover® assets and two operating subsidiaries consists of the payment of US$107.1 million in cash to Maytag Corporation (on behalf of itself and the other sellers). The direct transaction costs were approximately US$7.4 million. Total costs of acquisition therefore amounted to US$114.5 million.

All of the conditions set out in the PSA have been fulfilled as per our announcement dated 30th January, 2007 and the transaction was completed on 31st January, 2007 and was fully settled at the closing of the transaction by internal resources.

The provisional amount of excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost is resulted.

16. Interim dividend

Interim dividend declared being HK6.50 cents (2006: HK6.50 cents).

Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock code: 669)

NOTIFICATION

INTERIM RESULTS, DIVIDEND OR DISTRIBUTION, CLOSURE OF BOOKS OR CHANGE OF BOOK CLOSURE PERIOD

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2007

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited (www.hkex.com.hk) under "Latest Listed Company Information" and on the website of Techtronic Industries Company Limited ("the Company") (www.ttigroup.com).

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at the Company's registered office, 24th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 6:00 p.m., Mondays to Fridays, from today until 21 September 2007. Copies of the announcement will be provided upon request free of charge.

By order of the Board
Techtronic Industries Company Limited
Chan Chi Chung
Company Secretary

Hong Kong, 21 August 2007

RECEIVED 2007 SEP 25 A 5:21

創科實業有限公司

(於香港註冊成立之有限公司)

(股份代號：669)

通知

中期業績、股息或分派、
暫停辦理過戶登記手續或更改暫停辦理過戶日期
截至二零零七年六月三十日止六個月
中期業績公佈

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承董事會命
創科實業有限公司
公司秘書
陳志聰

香港，二零零七年八月二十一日

END